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Filed by First Virtual Communications, Inc. pursuant to Rule 425 under the Securities Act of 1933.

Subject Company: CUseeMe Networks, Inc. Commission file No.: 000-21415

The following documents were filed by the registrant in a Current Report on Form 8-K on the date hereof.

Item 5.  Other Events

    On March 22, 2001, First Virtual Communications, Inc., a Delaware corporation ("FVC"), FVC Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of FVC ("Merger Sub"), and CUseeMe Networks, Inc., a Delaware corporation ("CUseeMe"), entered into an Agreement and Plan of Merger and Reorganization, dated as of March 22, 2001 (the "Merger Agreement"), pursuant to which Merger Sub agreed to merge with and into CUseeMe (the "Merger"). Upon consummation of the Merger, Merger Sub will cease to exist, and CUseeMe will become a wholly owned subsidiary of FVC.

    FVC expects to issue in the Merger shares of its common stock which will represent approximately 47% of the outstanding shares of common stock of the combined company at an exchange ratio of approximately 1.254. In connection with the Merger Agreement, certain stockholders of FVC and CUseeMe entered into Voting Agreements whereby they agreed to vote for the approval of the Merger and the issuance of shares of FVC common stock, respectively.

    Attached and incorporated herein by reference in their entirety as Exhibits 99.1, 99.2 and 99.3 are copies of the Merger Agreement, the form of Voting Agreements and the joint press release of FVC and CUseeMe announcing the transaction.

Item 7.  Financial Statements, Pro Forma Financial Information and Exhibits

(a)
Financial Statements.

    Not applicable.

(b)
Pro Forma Financial Information.

    Not applicable.

(c)
Exhibits

    99.1  Agreement and Plan of Merger and Reorganization, dated as of March 22, 2001, by and among First Virtual Communications, Inc., FVC Acquisition Corp. and CUseeMe Networks, Inc.

    99.2  Form of Voting Agreements

    99.3  Joint Press Release, dated March 22, 2001.

1

EXHIBIT INDEX

Exhibit Number	Exhibit Title
99.1	Agreement and Plan of Merger and Reorganization, dated as of March 22, 2001, by and among First Virtual Communications, Inc., FVC Acquisition Corp. and CUseeMe Networks, Inc.
99.2	Form of Voting Agreements
99.3	Joint Press Release, dated March 22, 2001, announcing the execution of the Agreement and Plan of Merger and Reorganization.

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

among:

FIRST VIRTUAL COMMUNICATIONS, INC.,
a Delaware corporation

FVC ACQUISITION CORP.,
a Delaware corporation; and

CUSEEME NETWORKS, INC.,
a Delaware corporation;

Dated as of March 22, 2001

i

3.8	Liabilities	26
3.9	Compliance with Legal Requirements	26
3.10	Governmental Authorizations	26
3.11	Tax Matters	26
3.12	Employee and Labor Matters; Benefit Plans	27
3.13	Environmental Matters	30
3.14	Legal Proceedings; Orders	31
3.15	Vote Required	31
3.16	Non-Contravention; Consents	31
3.17	Fairness Opinion	32
3.18	Financial Advisor	32
3.19	Takeover Statutes and Charter Provisions	32
3.20	Interim Operations of Merger Sub	33
3.21	Information Included in Form S-4	33
3.22	Qualification of the Merger as a Reorganization	33
SECTION 4.	CERTAIN COVENANTS OF THE COMPANY AND PARENT	33
4.1	Access and Investigation	33
4.2	Operation of the Company's Business	34
4.3	Operation of Parent's Business	36
4.4	No Solicitation by the Company	39
4.5	No Solicitation by Parent	40
SECTION 5.	ADDITIONAL COVENANTS OF THE PARTIES	42
5.1	Registration Statement; Joint Proxy Statement	42
5.2	Company Stockholders' Meeting	42
5.3	Parent Stockholders' Meeting	43
5.4	Regulatory Approvals	44
5.5	Stock Options	45
5.6	Employee Benefits	46
5.7	Indemnification of Officers and Directors	47
5.8	Additional Agreements	47
5.9	Public Disclosure	48
5.10	Tax Matters	48
5.11	Resignation of Directors	48
5.12	Listing	48
5.13	Takeover Laws; Advice of Changes	48
5.14	Form S-8; Section 16	49
SECTION 6.	CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB	49
6.1	Accuracy of Representations	50
6.2	Performance of Covenants	50
6.3	Effectiveness of Registration Statement	50
6.4	Stockholder Approval	50

ii

6.5	Consents	50
6.6	Agreements and Documents	50
6.7	Listing	51
6.8	No Restraints	51
6.9	No Governmental Litigation	51
6.10	No Other Litigation	51
6.11	Charter Amendment	51
SECTION 7.	CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY	51
7.1	Accuracy of Representations	51
7.2	Performance of Covenants	52
7.3	Effectiveness of Registration Statement	52
7.4	Stockholder Approval	52
7.5	Consents	52
7.6	Documents	52
7.7	Listing	52
7.8	No Restraints	52
7.9	No Governmental Litigation	53
7.10	No Other Litigation	53
7.11	Charter Amendment	53
SECTION 8.	TERMINATION	53
8.1	Termination	53
8.2	Effect of Termination	55
8.3	Expenses; Termination Fees	55
SECTION 9.	MISCELLANEOUS PROVISIONS	57
9.1	Amendment	57
9.2	Waiver	57
9.3	No Survival of Representations and Warranties	58
9.4	Entire Agreement; Counterparts	58
9.5	Applicable Law; Jurisdiction	58
9.6	Disclosure Schedule	58
9.7	Attorneys' Fees	59
9.8	Assignability	59
9.9	Notices	59
9.10	Cooperation	60
9.11	Construction	60

iii

AGREEMENT AND PLAN
OF MERGER AND REORGANIZATION

    THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION ("Agreement") is made and entered into as of March 22, 2001, by and among: FIRST VIRTUAL COMMUNICATIONS, INC., a Delaware corporation ("Parent"); FVC ACQUISITION CORP., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"); and CUSEEME NETWORKS, INC., a Delaware corporation (the "Company"). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

    Whereas, Parent, Merger Sub and the Company intend to effect a merger of Merger Sub into the Company in accordance with this Agreement and the Delaware General Corporation Law (the "Merger"). Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Parent.

    Whereas, it is intended that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

    Whereas, the Board of Directors of the Company (i) has determined that the Merger is advisable and consistent with and in furtherance of the long-term business strategy of the Company and fair to, and in the best interests of the Company and its stockholders, (ii) has determined that this Agreement is advisable and has approved this Agreement, the Merger and the other transactions contemplated by this Agreement, and (iii) has determined to recommend that the stockholders of the Company adopt and approve this Agreement and approve the Merger.

    Whereas, the Board of Directors of Parent (i) has determined that the Merger is advisable and consistent with and in furtherance of the long-term business strategy of Parent and is fair to, and in the best interests of, Parent and its stockholders, (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement, (iii) has determined to recommend that the stockholders of Parent approve an amendment to the certificate of incorporation of Parent to increase the number of authorized shares of Parent Common Stock to 100,000,000 shares in connection with the Merger (the "Charter Amendment") and (iv) has determined to recommend that the stockholders of Parent approve the issuance of shares of Parent Common Stock in connection with the Merger (the "Share Issuance").

    Whereas, concurrently with the execution of this Agreement, (i) as a condition and inducement to Parent's willingness to enter into this Agreement, certain stockholders of the Company are entering into Voting Agreements whereby such stockholders have agreed to vote their shares of Common Stock of the Company in favor of the Merger and this Agreement (the "Company Voting Agreements") and (ii) as a condition and inducement to the Company's willingness to enter into this Agreement, certain stockholders of Parent are entering into Voting Agreements whereby such stockholders have agreed to vote their shares of capital stock of Parent in favor of the Charter Amendment and the Share Issuance (the "Parent Voting Agreements").

    Whereas, concurrently with the execution of this Agreement, and as a condition and inducement to Parent's willingness to enter into this Agreement, Killko Caballero is entering into an Employment and Noncompetition Agreement with Parent in the form of Exhibit B (the "Employment Agreement").

    Whereas, concurrently with the execution of this Agreement, and as a condition and inducement to Parent's willingness to enter into this Agreement certain executive officers of the Company have agreed not to exercise any options to acquire Company Common Stock held by them during the Pre-Closing Period.

AGREEMENT

    The parties to this Agreement, intending to be legally bound, agree as follows:

SECTION 1.  DESCRIPTION OF TRANSACTION

    1.1  Merger of Merger Sub into the Company.  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.3), Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the "Surviving Corporation") and will be a wholly owned subsidiary of Parent.

    1.2  Effect of the Merger.  The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the Delaware General Corporation Law (the "DGCL").

    1.3  Closing; Effective Time.  The consummation of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Cooley Godward llp, 4365 Executive Drive, Suite 1100, San Diego, California, at 10:00 a.m. on a date to be designated by Parent and the Company (the "Closing Date"), which date shall be no later than the fifth business day after the last to be satisfied or waived of the conditions set forth in Sections 6 and 7 shall have been so satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions). Subject to the provisions of this Agreement, a certificate of merger satisfying the applicable requirements of the DGCL (the "Certificate of Merger") shall be duly executed on behalf of the Company and simultaneously with the Closing delivered to the Secretary of State of the State of Delaware for filing. The Merger shall become effective upon the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or such other date and time as may be mutually agreed upon by Parent and the Company and set forth in the Certificate of Merger (the "Effective Time").

    1.4  Certificate of Incorporation and Bylaws.  Unless otherwise determined by Parent and the Company prior to the Effective Time:

      (a) the Certificate of Incorporation of the Surviving Corporation shall be the certificate of incorporation of the Company as in effect at the Effective Time;

      (b) the Bylaws of the Surviving Corporation shall be the Bylaws of the Company as in effect immediately prior to the Effective Time; and

      (c) the directors of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are directors of Merger Sub immediately prior to the Effective Time.

    1.5  Directors and Officers; Headquarters.

      (a) Prior to the Effective Time, Parent shall take such action so that, from and after the Effective Time, until duly changed in compliance with applicable Legal Requirements and the Certificate of Incorporation and Bylaws of Parent, the Board of Directors of Parent shall consist of seven members as set forth in Exhibit C.

      (b) Parent shall take such action so that, upon the Effective Time, the following persons, subject to availability, shall hold the following positions with Parent: Mr. Ralph Ungermann shall be the Chairman of the Board of Directors and Mr. Killko Caballero shall be the Chief Executive Officer.

      (c) At the Effective Time, the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly appointed in the manner provided in the Certificate of Incorporation and Bylaws of the Surviving Corporation, or as otherwise provided in the DGCL.

      (d) From and after the Effective Time, the location of the headquarters and principal executive offices of Parent and the Surviving Corporation shall each be that of the headquarters and principal executive offices of Parent as of the date of this Agreement.

    1.6  Conversion of Shares.

      (a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company:

         (i) subject to Sections 1.6(b), 1.6(c) and 1.6(d), each share of Company Common Stock, other than Excluded Shares, then outstanding shall be converted into the right to receive 1.254 shares (the "Exchange Ratio") of Parent Common Stock; provided, however, that if Parent is required to issue more than 16,081,759 shares of Parent Common Stock in the Merger, the Exchange Ratio shall be the quotient (rounded to the nearest thousandth) obtained by dividing (A) 16,081,759 by (B) the number of shares of Company Common Stock outstanding immediately prior to the Effective Time;

        (ii) each share of the Common Stock, $0.001 par value per share, of Merger Sub then outstanding shall be converted into one share of Common Stock of the Surviving Corporation; and

        (iii) any Excluded Shares shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

      (b) If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock or Parent Common Stock are changed into a different number or class of shares by reason of any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction, then the Exchange Ratio shall be appropriately adjusted.

      (c) If any shares of Company Common Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with the Company or under which the Company has any rights, then the shares of Parent Common Stock issued in exchange for such shares of Company Common Stock will also be unvested and subject to the same repurchase option, risk of forfeiture or other condition, and the certificates representing such shares of Parent Common Stock may accordingly be marked with appropriate legends. The Company shall take all action that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

      (d) No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender of such holder's Company Stock Certificate(s) (as defined in Section 1.7), be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Parent Common Stock as reported on The Nasdaq National Market on the date the Merger becomes effective.

    1.7  Closing of the Company's Transfer Books.  At the Effective Time: (a) all shares of Company Common Stock outstanding immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and all holders of certificates representing shares of Company Common Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Common Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Company Common Stock (a "Company Stock Certificate") is presented to the Exchange Agent (as defined in Section 1.8) or to the Surviving Corporation or Parent, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Section 1.8.

    1.8  Exchange of Certificates.

      (a) On or prior to the Closing Date, Parent shall select a reputable bank or trust company to act as exchange agent in the Merger (the "Exchange Agent"). Within 15 business days after the Effective Time, Parent shall deposit with the Exchange Agent, for the benefit of the holders of shares of the Company Common Stock, (i) certificates representing the shares of Parent Common Stock issuable pursuant to this Section 1, and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.6(d). The shares of Parent Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions with respect to such shares, are referred to collectively as the "Exchange Fund."

      (b) As soon as reasonably practicable after the Effective Time, the Exchange Agent will mail to the record holders of Company Stock Certificates (i) a letter of transmittal in customary form and containing such provisions as Parent and the Company may reasonably specify (including a provision confirming that delivery of Company Stock Certificates shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such Company Stock Certificates to the Exchange Agent), and (ii) instructions for use in effecting the surrender of Company Stock Certificates in exchange for certificates representing Parent Common Stock (plus cash in lieu of fractional shares, if any, of Parent Common Stock). Upon surrender of a Company Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent, (1) the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of Parent Common Stock that such holder has the right to receive pursuant to the provisions of Section 1.6 (and cash in lieu of any fractional share of Parent Common Stock), and (2) the Company Stock Certificate so surrendered shall be immediately canceled. Until surrendered as contemplated by this Section 1.8 each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive shares of Parent Common Stock (and cash in lieu of any fractional share of Parent Common Stock) as contemplated by Section 1. If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the issuance of any certificate representing Parent Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit and to deliver a bond (in such sum as Parent may reasonably direct) as indemnity against any claim that may be made against the Exchange Agent, Parent or the Surviving Corporation with respect to such Company Stock Certificate, and, in such case, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Company Stock Certificates the shares of Parent Common Stock and any cash in lieu of fractional shares.

      (c) No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate in accordance with this Section 1.8 (at which time such holder shall be entitled, subject to the effect of applicable escheat or similar laws, to receive all such dividends and distributions, without interest).

      (d) Any portion of the Exchange Fund that remains undistributed to holders of Company Stock Certificates as of the date 180 days after the Effective Time shall be delivered to Parent upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 1.8 shall thereafter look only to Parent for satisfaction of their claims for Parent Common Stock, cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock.

      (e) Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Common Stock such amounts as may be required to be deducted or withheld therefrom under the Code or any provision of state, local or foreign tax law or under any other applicable Legal Requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

      (f)  Neither Parent nor the Surviving Corporation shall be liable to any holder or former holder of Company Common Stock or to any other Person with respect to any shares of Parent Common Stock (or dividends or distributions with respect thereto), or for any cash amounts, delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement.

    1.9  No Appraisal Rights.  In accordance with Section 262 of the DGCL, no appraisal rights shall be available to the holders of shares of Company Common Stock in connection with the Merger.

    1.10  Tax Consequences.  For federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368 of the Code. The parties to this Agreement hereby adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

    1.11  Further Action.  If, at any time after the Effective Time, any further action is determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

SECTION 2.  Representations and Warranties of the Company

    Except as disclosed in the Company Disclosure Schedule, the Company represents and warrants to Parent and Merger Sub as follows:

    2.1  Due Organization; Subsidiaries.  Each of the Constituent Corporations (as defined below) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Each of the Constituent Corporations has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Company Material Contracts. Each of the Constituent Corporations is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification and where the failure to be so qualified would have a Material Adverse Effect on the Constituent Corporations, taken as a whole. The Company has delivered to Parent accurate and complete copies of the certificate of incorporation, bylaws and other charter or organizational documents of each of the Constituent Corporations, including all amendments thereto (collectively, the "Company Organization Documents"). The Company has no Subsidiaries, except for the corporations identified in Part 2.1 of the Company Disclosure Schedule. (The Company and

each of its Subsidiaries identified in the Company Disclosure Schedule are collectively referred to herein as the "Constituent Corporations"). None of the Constituent Corporations has any equity interest or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any Entity, other than (i) the Company's interest in its Subsidiaries identified in Part 2.1 of the Company Disclosure Schedule, or (ii) any interest in any publicly traded company held for investment and comprising less than five percent of the outstanding capital stock of such company.

    2.2  Authority; Binding Nature of Agreement.  The Company has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement. The Board of Directors of the Company (at a meeting duly called and held) has (a) determined that the Merger is advisable and fair and in the best interests of the Company and its stockholders, (b) authorized and approved the execution, delivery and performance of this Agreement by the Company and approved the Merger, (c) recommended the adoption of this Agreement by the holders of Company Common Stock and directed that this Agreement and the Merger be submitted for consideration by the Company's stockholders at the Company Stockholders' Meeting, and (d) adopted a resolution having the effect of causing the Company not to be subject to any Takeover Law or similar Legal Requirement that might otherwise apply to the Merger or any of the other transactions contemplated by this Agreement. This Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

    2.3  Capitalization, Etc.

      (a) The authorized capital stock of the Company consists of: 30,000,000 shares of Company Common Stock and 5,000,000 shares of Company Preferred Stock. As of March 16, 2001, 12,353,818 shares of Company Common Stock have been issued and are outstanding and no shares of the Company Preferred Stock have been issued and are outstanding. No shares of capital stock of the Company are held in the Company's treasury. All of the outstanding shares of Company Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. There are no shares of Company Common Stock held by any of the Company's Subsidiaries. None of the outstanding shares of Company Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right or subject to any right of first refusal in favor of the Company and there is no Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Common Stock. None of the Constituent Corporations is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock.

      (b) As of March 16, 2001: (i) 350,950 shares of Company Common Stock are reserved for issuance pursuant to stock options under the Company 1992 Stock Option Plan and options to acquire 56, 500 shares of Company Common Stock are outstanding; (ii) 303,501 shares of Company Common Stock are reserved for issuance pursuant to stock options under the Company 1993 Stock Option Plan and options to acquire 5,875 shares of Company Common Stock are outstanding; (iii) 107,750 shares of Company Common Stock are reserved for issuance pursuant to stock options under the Company 1994 Stock Option Plan and options to acquire 5,500 shares of Company Common Stock are outstanding; (iv) 85,633 shares of Company Common Stock are reserved for issuance pursuant to stock options under the Company 1995 Stock Option Plan and options to acquire 5,677 shares of Company Common Stock are outstanding; (v) 2,400,000 shares of Company Common Stock are reserved for issuance pursuant to stock options under the Company 1996 Incentive and Nonqualified Stock Option Plan and options to acquire 1,870,464 shares of Company Common Stock are outstanding; (vi) 150,000 shares of Company Common

  Stock are reserved for issuance pursuant to stock options under the Company 1997 Director Stock Option Plan and options to acquire 125,000 shares of Company Common Stock are outstanding; and (vii) 200,000 shares of Company Common Stock are reserved for issuance pursuant to the Company's 1996 Employee Stock Purchase Plan (the "Company ESPP") (Stock options granted by the Company pursuant to the Company Stock Option Plans or otherwise are referred to collectively herein as "Company Options.") Part 2.3(b) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of March 16, 2001: (i) the particular plan pursuant to which such Company Option was granted; (ii) the name of the optionee; (iii) the number of shares of Company Common Stock subject to such Company Option; (iv) the exercise price of such Company Option; (v) the date on which such Company Option was granted; (vi) the extent to which such Company Option is vested and exercisable as of the date of this Agreement; and (vii) the date on which such Company Option expires. The Company has delivered to Parent accurate and complete copies of all stock option plans pursuant to which the Company has granted Company Options, and the forms of all stock option agreements evidencing such options. The Merger and the transactions contemplated herein has not and will not result in the acceleration of the vesting schedule for any Company Options.

      (c) Except as set forth in Section 2.3(a) or (b) above, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of any of the Constituent Corporations; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of any of the Constituent Corporations; (iii) rights agreement, stockholder rights plan (or similar plan commonly referred to as a "poison pill") or Contract under which any of the Constituent Corporations are or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of any of the Constituent Corporations (items (i) through (iv) above, collectively, "Company Stock Rights").

      (d) All outstanding shares of Company Common Stock, all outstanding Company Options and all outstanding shares of capital stock of each Subsidiary of the Company have been issued and granted in compliance with (i) all applicable securities laws and other applicable Legal Requirements, and (ii) all requirements set forth in applicable Contracts. All of the outstanding shares of capital stock of each of the Company's Subsidiaries have been duly authorized and are validly issued, are fully paid and nonassessable and, except for directors' qualifying shares, are owned beneficially and of record by the Company, free and clear of any Encumbrances.

    2.4  SEC Filings; Financial Statements.

      (a) The Company has made available to Parent all registration statements, proxy statements and other statements, reports, schedules, forms and other documents filed by the Company with the SEC since the date of the Company's incorporation (the "Company SEC Documents"). All statements, reports, schedules, forms and other documents required to have been filed by the Company with the SEC since December 31, 1998 have been so filed. As of their respective dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such amendment or superseding filing): (i) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

      (b) The financial statements (including any related notes) contained in the Company SEC Documents (the "Company Financial Statements"): (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not have contained footnotes and were subject to normal and recurring year-end adjustments which were not, or are not reasonably expected to be, individually or in the aggregate, material in amount), and (iii) fairly presented in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its consolidated subsidiaries for the periods covered thereby. For purposes of this Agreement, "Company Balance Sheet" means that consolidated balance sheet of the Company and its consolidated subsidiaries as of September 30, 2000 set forth in the Company's Quarterly Report on Form 10-Q filed with the SEC and the "Company Balance Sheet Date" means September 30, 2000.

    2.5  Absence of Changes. Between the Company Balance Sheet Date and the date of this Agreement:

      (a) each of the Constituent Corporations has operated its respective business in the ordinary course and consistent with past practices;

      (b) there has not been any event that has had a Material Adverse Effect on the Company, and no fact, event, circumstance or condition exists or has occurred that could reasonably be expected to have a Material Adverse Effect on the Company;

      (c) none of the Constituent Corporations has (i) declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of capital stock; (ii) repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities; (iii) sold, issued or granted, or authorized the issuance of, (A) any capital stock or other security (except for Company Common Stock issued upon the valid exercise of outstanding Company Options), (B) any option, warrant or right to acquire any capital stock or any other security (except for Company Options), or (C) any instrument convertible into or exchangeable for any capital stock or other security; (iv) received any Company Acquisition Proposal from any Person (other than Parent); (v) made any capital expenditure which, when added to all other capital expenditures made on behalf of the Constituent Corporations since the Company Balance Sheet Date exceeds $100,000 in the aggregate; (vi) changed any of its methods of accounting or accounting practices, except as required by GAAP; (vii) made any material Tax election; or (viii) commenced or settled any material Legal Proceeding;

      (d) none of the Constituent Corporations has (i) amended or waived any of its material rights under, or permitted the acceleration of vesting under, any provision of any of the Company Employee Plans or any material provision of any agreement evidencing any outstanding Company Option; (ii) established or adopted any Company Employee Plan; (iii) caused or permitted any Company Employee Plan to be amended in any material respect; or (iv) paid any bonus or made any profit-sharing or similar payment to, or materially increased the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees;

      (e) none of the Constituent Corporations has (i) sold or otherwise disposed of, or acquired, leased, licensed, waived or relinquished any material right or other material asset to, from or for the benefit of, any other Person except for rights or other assets sold, disposed of, acquired, leased, licensed, waived or relinquished in the ordinary course of business and consistent with past practices; (ii) made any pledge of any of its assets or otherwise permitted any of its assets to become subject to any Encumbrance, except in the ordinary course of business and consistent with past practice; or (iii) guaranteed any indebtedness for borrowed money.

    2.6  Proprietary Assets.

      (a) Part 2.6(a) of the Company Disclosure Schedule sets forth all U.S. and foreign patents, patent applications, trademarks, trademark applications, copyright registrations and copyright applications owned by any of the Constituent Corporations. Each Constituent Corporation has good, valid and marketable title to, or has a valid right to use, license or otherwise exploit, all of the Constituent Corporation Proprietary Assets necessary for the conduct of such Constituent Corporation's business as presently conducted or as contemplated to be conducted, free and clear of all Encumbrances, except for (i) any lien for current taxes not yet due and payable; and (ii) non-material liens that have arisen in the ordinary course of business and that do not (individually or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of any of the Constituent Corporations. None of the Constituent Corporations has developed jointly with any other Person any Constituent Corporation Proprietary Asset that is material to the business of any of the Constituent Corporations with respect to which such other Person has any rights. Except as set forth in the Company SEC Documents, there is no Constituent Corporation Contract (with the exception of end user license agreements in the form previously delivered by the Company to Parent) pursuant to which any Person has any right (whether or not currently exercisable) to use, license or otherwise exploit any material Constituent Corporation Proprietary Asset.

      (b) (i) all patents, trademarks, service marks and copyrights owned by any of the Constituent Corporations are valid, enforceable and subsisting; (ii) none of the Constituent Corporation Proprietary Assets and no Proprietary Asset that is currently being developed by any of the Constituent Corporations (either by itself or with any other Person) to the Company's knowledge infringes, misappropriates or conflicts with any Proprietary Asset owned or used by any other Person; (iii) none of the products that are or have been designed, created, developed, assembled, manufactured or sold by any of the Constituent Corporations is infringing, misappropriating or making any unlawful or unauthorized use of any Proprietary Asset owned or used by any other Person, and none of such products has at any time infringed, misappropriated or made any unlawful or unauthorized use of, and since January 1, 1997, none of the Constituent Corporations has received any written notice or other communication of any actual, alleged, possible or potential infringement, misappropriation or unlawful or unauthorized use of, any Proprietary Asset owned or used by any other Person; and (iv) to the Company's knowledge, no other Person is infringing, misappropriating or making any unlawful or unauthorized use of, and no Proprietary Asset owned or used by any other Person infringes or conflicts with, any material Constituent Corporation Proprietary Asset. To the Company's knowledge, the Constituent Corporation Proprietary Assets constitute all the Proprietary Assets necessary to enable each of the Constituent Corporations to conduct its business in the manner in which such business has been and is being conducted. None of the Constituent Corporations has (i) licensed any of the material Constituent Corporation Proprietary Asset to any Person on an exclusive basis, or (ii) entered into any covenant not to compete or Contract limiting its ability to exploit fully any material Constituent Corporation Proprietary Assets or to transact business in any market or geographical area or with any Person.

    2.7  Contracts.

      (a) For purposes of this Agreement, each of the following shall be deemed to constitute a "Company Material Contract":

         (i) any Constituent Corporation Contract that is required by the rules and regulations of the SEC to be filed as an exhibit to the Company SEC Documents;

        (ii) any Constituent Corporation Contract relating to the employment of any employee, and any Contract pursuant to which any of the Constituent Corporations is or may become obligated to make any severance, termination, bonus or relocation payment or any other payment (other than payments in respect of salary) in excess of $150,000, to any current or former employee or director;

        (iii) any Constituent Corporation Contract relating to the acquisition, transfer, development, sharing or license of any material Proprietary Asset (except for any Constituent Corporation Contract pursuant to which (A) any material Proprietary Asset is licensed to the Constituent Corporations under any third party software license generally available to the public, or (B) any material Proprietary Asset is licensed by any of the Constituent Corporations to any Person on a non-exclusive basis);

        (iv) any Constituent Corporation Contract which provides for indemnification of any officer, director or employee;

        (v) any Constituent Corporation Contract imposing any restriction on the right or ability of any Constituent Corporation to (A) compete with any other Person, (B) acquire any material product or other material asset or any services from any other Person, sell any material product or other material asset to or perform any services for any other Person or transact business or deal in any other manner with any other Person, or (C) develop or distribute any material technology; and

        (vi) any other Constituent Corporation Contract, if a breach of such Constituent Corporation Contract would reasonably be expected to have a Material Adverse Effect on the Constituent Corporations, taken as a whole.

      (b) Each Company Material Contract is valid and in full force and effect, and is enforceable in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

      (c) None of the Constituent Corporations has violated or breached, or committed any default under, any Company Material Contract, and, to the Company's knowledge, no other Person has violated or breached, or committed any default under, any Company Material Contract.

      (d) To the Company's knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) would reasonably be expected to (i) result in a violation or breach of any provision of any Company Material Contract; (ii) give any Person the right to declare a default or exercise any remedy under any Company Material Contract; (iii) give any person the right to receive or require a rebate, chargeback, penalty or change in delivery schedule under any Company Material Contract; (iv) give any Person the right to accelerate the maturity or performance of any Company Material Contract; or (v) give any Person the right to cancel, terminate or modify any Company Material Contract in each case, in a manner that would reasonably be expected to have a Material Adverse Effect on the Constituent Corporations, taken as a whole.

      (e) Section 2.7(e) of the Company Disclosure Schedule provides a list of all Company Material Contracts (including all amendments thereto), other than Company Material Contracts filed as exhibits to the Company SEC Documents. The Company has provided Parent with a copy of each Company Material Contract (including all amendments thereto) listed in Section 2.7(e) of the Company Disclosure Schedule and all copies of all amendments to the Company Material Contracts filed as exhibits to the Company SEC Documents, to the extent such amendments have not been filed with the SEC.

    2.8  Liabilities.  None of the Constituent Corporations has any accrued, contingent or other liabilities of any nature, either matured or unmatured (whether or not required to be reflected in financial statements prepared in accordance with generally accepted accounting principles, and whether due or to become due), except for: (a) liabilities identified as such in the "liabilities" column of the Company Balance Sheet; (b) normal and recurring liabilities that have been incurred by the Constituent Corporations since the Company Balance Sheet Date in the ordinary course of business and consistent with past practices that, individually or in the aggregate, have not had, or would not reasonably be expected to have, a Material Adverse Effect on the Constituent Corporations, taken as a whole; and (c) liabilities incurred under this Agreement.

    2.9  Compliance with Legal Requirements.  Each of the Constituent Corporations is, and at all times since December 31, 1998, has been, in compliance with all applicable Legal Requirements, except where the failure to comply with such Legal Requirements, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the Constituent Corporations, taken as a whole. Since December 31, 1998, none of the Constituent Corporations has received any written notice or other communication from any Governmental Body regarding any actual or possible violation of, or failure to comply with, any Legal Requirement, except where such violation or noncompliance would not reasonably be expected to have a Material Adverse Effect on the Constituent Corporations, taken as a whole.

    2.10  Governmental Authorizations.  Each of the Constituent Corporations holds all Governmental Authorizations necessary to enable such Constituent Corporation to conduct its business in the manner in which such business is currently being conducted and as proposed to be conducted, except where the failure to have such authorization would not be reasonably likely to have a Material Adverse Effect on the Constituent Corporations, taken as a whole. All such Governmental Authorizations are valid and in full force and effect. Each Constituent Corporation is, and at all times since December 31, 1998 has been, in compliance with the terms and requirements of such Governmental Authorizations, except where the failure to comply with such terms and requirements has not had and would not reasonably be expected to have a Material Adverse Effect on the Constituent Corporations, taken as a whole. Except as would not reasonably be expected to have a Material Adverse Effect on the Constituent Corporations, since December 31, 1998, none of the Constituent Corporations has received any notice or other communication from any Governmental Body regarding (a) any actual or possible violation of or failure to comply with any term or requirement of any Governmental Authorization, or (b) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization.

    2.11  Tax Matters.  Except as would not, individually or in the aggregate, have a Material Adverse Effect on the Constituent Corporations, all Tax Returns required to be filed by or on behalf of any of the Constituent Corporations with any Governmental Body with respect to any taxable period ending on or before the Closing Date (the "Constituent Corporation Returns") (a) have been or will be filed on or before the applicable due date (including any extensions of such due date), and (b) have been, or will be when filed, prepared in all material respects in compliance with all applicable Legal Requirements. All amounts shown on the Constituent Corporation Returns to be due on or before the Closing Date have been or will be paid on or before the Closing Date. The Company Financial Statements fully accrue all actual and contingent liabilities for Taxes with respect to all periods through the dates thereof in accordance with generally accepted accounting principles. There are no unsatisfied liabilities for material Taxes (including liabilities for interest, additions to tax and penalties thereon and related expenses) with respect to any notice of deficiency or similar document received by any Constituent Corporation with respect to any material Tax (other than liabilities for Taxes asserted under any such notice of deficiency or similar document which are being contested in good faith by the Constituent Corporations and with respect to which adequate reserves for payment have been established). There are no liens for material Taxes upon any of the assets of any of the Constituent Corporations except liens for current Taxes not yet due and payable. No extension or waiver of the limitation period applicable to any of the Constituent Corporation Returns has been granted (by the Company or any other Person), and no such extension or waiver has been requested from any Constituent Corporation. No claim or Legal Proceeding is pending or, to the Company's knowledge, has been threatened against or with respect to any Constituent Corporation in respect of any material Tax. None of the Constituent Corporations has entered into or become bound by any agreement or consent pursuant to Section 341(f) of the Code. None of the Constituent Corporations has been, and none of the Constituent Corporations will be, required to include any adjustment in taxable income for any tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions or events occurring, or accounting methods employed, prior to the Closing. There is no agreement, plan, arrangement or other Contract covering any employee or independent contractor or former employee or independent contractor of any of the Constituent Corporations that, considered individually or considered collectively with any other such Contracts, will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G or Section 162(m) of the Code. None of the Constituent Corporations is a party to any Contract, nor does it have any obligations (current or contingent), to compensate any person for excise taxes paid pursuant to Section 4999 of the Code. Except as set forth in Part 2.11 of the Company Disclosure Schedule, none of the Constituent Corporations is, or has ever been, a party to or bound by any tax indemnity agreement, tax sharing agreement, tax allocation agreement or similar Contract and none of the Constituent Corporations has or, by reason of the consummation of the transactions contemplated under this Agreement, will have any liability or obligation under any tax indemnity agreement, tax sharing agreement, tax allocation agreement or similar Contract. None of the Constituent Corporations has made any distribution of stock of any "controlled corporation" as that term is defined in Section 355(a)(1) of the Code. None of the Constituent Corporations has at any time been a member of an affiliated group within the meaning of Section 1504 of the Code, other than an affiliated group of which the Company is the common parent.

    2.12  Employee and Labor Matters; Benefit Plans.

      (a) Part 2.12(a) of the Company Disclosure Schedule lists all employee pension benefit plans (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), all employee welfare benefit plans (as defined in Section 3(1) of ERISA), and all other bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance, perquisites, fringe benefits and other similar benefit plans, programs, Contracts, arrangements or policies (including a specific identification of those which contain change of control provisions or pending change of control provisions), and any employment, executive compensation or severance agreements (including a specific identification of those which contain change of control provisions or pending change of control provisions), written or otherwise, as amended, modified or supplemented, for the benefit of, or relating to, any foreign or domestic former or current employee, officer, director, independent contractor or consultant (or any of their beneficiaries) of any Constituent Corporation or any other Entity (whether or not incorporated) which is a member of a controlled group which includes any of the Constituent Corporations or which is under common control with any of the Constituent Corporations within the meaning of Sections 414(b), (c), (m) or (o) of the Code or Section 4001(a) (14) or (b) of ERISA, as well as each plan with respect to which any of the Constituent Corporations could incur liability under Title IV of ERISA or Section 412 of the Code (collectively, the "Company Employee Plans"). The Company has made available to Parent, in a reasonable time, place and manner, copies of (i) each such written Company Employee Plan (or a written description of any Company Employee Plan which is not written) and all related trust agreements, insurance and other contracts (including policies), summary plan descriptions, summaries of material modifications, registration statements (including all attachments), prospectuses and communications distributed to plan participants, (ii) the three most recent annual reports on Form 5500 series, with accompanying schedules and attachments, filed with respect to each Company Employee Plan required to make such a filing, (iii) the most recent actuarial valuation for each Company Employee Plan subject to Title IV of ERISA, (iv) the latest reports which have been filed with the U.S. Department of Labor with respect to each Company Employee Plan required to make such filing, (v) the most recent favorable determination letters issued for each Company Employee Plan and related trust which is intended to be qualified under Section 401(a) of the Code (and, if an application for such determination is pending, a copy of the application for such determination), (vi) financial and other information regarding current and projected liabilities with respect to each Company Employee Plan for which the filings described in (ii), (iii) or (iv) above are not required under ERISA and (vii) all correspondence between the Internal Revenue Service and/or the Department of Labor and the Company and/or any of the other Constituent Corporations.

      (b) (i) none of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person (other than continuation coverage to the extent required by law, whether pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 or otherwise), and none of the Company Employee Plans is a "multiemployer plan" as such term is defined in Section 3(37) of ERISA; (ii) no party in interest or disqualified person (as defined in Section 3(14) of ERISA and Section 4975 of the Code) has at any time engaged in a transaction with respect to any Company Employee Plan which could subject any of the Constituent Corporations, directly or indirectly, to a material tax, penalty or other material liability for prohibited transactions under ERISA or Section 4975 of the Code; (iii) no fiduciary of any Company Employee Plan has breached any of the responsibilities or obligations imposed upon fiduciaries under Title I of ERISA, which breach would reasonably be expected to have a Material Adverse Effect on any of the Constituent Corporations; (iv) all Company Employee Plans have been established and maintained substantially in accordance with their terms and have been operated in compliance in all material respects with all applicable Legal Requirements, and may by their terms be amended and/or terminated at any time without the consent of any other Person subject to applicable Legal Requirements and the terms of each Company Employee Plan, and each of the Constituent Corporations has performed all material obligations required to be performed by them under, and are not in any material respect in default under or in violation of, any Company Employee Plan, and none of the Constituent Corporations has any knowledge of any default or violation by any other Person with respect to, any of the Company Employee Plans; (v) each Company Employee Plan which is intended to be qualified under Section 401(a) of the Code is the subject of a favorable determination letter from the Internal Revenue Service as to such plan's qualified status under Section 401(a) of the Code (or comparable letter, such as an opinion or notification letter as to the form of plan adopted by one or more Constituent Corporations), and, to the Company's knowledge, nothing has occurred since the issuance of such letter which may reasonably be expected to impair such favorable determination or otherwise impair the qualified status of such plan; (vi) all contributions required to be made with respect to any Company Employee Plan pursuant to Section 412 of the Code, or the terms of the Company Employee Plan or any collective bargaining agreement, have been made on or before their due dates (including any extensions thereof); (vii) with respect to each Company Employee Plan, no "reportable event" within the meaning of Section 4043 of ERISA (excluding any such event for which the 30-day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred for which there is any material outstanding liability to any Constituent Corporation nor would the consummation of the transactions contemplated hereby (including the execution of this Agreement) constitute a reportable event for which the 30-day notice requirement has not been waived; and (viii) none of the Constituent Corporations has incurred or reasonably expects to incur any material liability under Title IV of ERISA including, without limitation, any material liability arising out of or resulting from an event described in Section 4062, 4063 or 4041 of ERISA (other than liability for premium payments to the Pension Benefit Guaranty Corporation (the "PBGC") arising in the ordinary course).

      (c) (i) the PBGC has not instituted proceedings to terminate any Company Employee Plan that is subject to Title IV of ERISA (each, a "Company Defined Benefit Plan"); (ii) the Company Defined Benefit Plans have no accumulated or waived funding deficiencies within the meaning of Section 412 of the Code nor have any extensions of any amortization period within the meaning of Section 412 of the Code or 302 of ERISA been applied for with respect thereto; (iii) as of January 1, 2001, the present value of the benefit liabilities (within the meaning of Section 4041 of ERISA) of the Company Defined Benefit Plans, determined on an ongoing basis using the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such plan's actuary with respect to such plan's most recently completed fiscal year, does not exceed by more than $500,000 the value of the Company Defined Benefit Plans' assets and to the knowledge of the Company, nothing has occurred since the end of the most recently completed fiscal year that would adversely affect the funding status of such plans; (iv) all applicable premiums required to be paid to the PBGC with respect to the Company Defined Benefit Plans have been paid; (v) no facts or circumstances exist with respect to any Company Defined Benefit Plan which would give rise to a lien on the assets of any Constituent Corporation under Section 4068 of ERISA or otherwise; and (vi) as of the date hereof, substantially all of the assets of the Company Defined Benefit Plans are readily marketable securities or insurance contracts.

      (d) Except as set forth in the Company SEC Documents: (i) none of the Constituent Corporations has ever maintained an employee stock ownership plan (within the meaning of Section 4975(e)(7) of the Code) or any other Company Employee Plan that invests in Company capital stock; (ii) since December 31, 1998, none of the Constituent Corporations has proposed or agreed to any increase in benefits under any Company Employee Plan (or the creation of new benefits) or change in employee coverage which would materially increase the expense of maintaining any Company Employee Plan; (iii) the consummation of the transactions contemplated by this Agreement will not result in an increase in the amount of compensation or benefits or accelerate the vesting or timing of payment of any benefits or compensation payable in respect of any employee; (iv) no person will be entitled to any severance benefits or the acceleration of any options under the terms of any Company Employee Plan as a result of the consummation of the transactions contemplated by this Agreement; and (v) none of the Constituent Corporations will be denied an income tax deduction pursuant to Section 162(m) or 280G of the Code as a result of the consummation of the transactions contemplated by this Agreement.

      (e) Each Company Employee Plan covering non-U.S. employees (a "Company International Plan") has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all applicable Legal Requirements (including any special provisions relating to registered or qualified plans where such Company International Plan was intended to so qualify) and has been maintained in good standing with applicable regulatory authorities. The fair market value of the assets of each funded Company International Plan, if any, (or the liability of each funded Company International Plan funded through insurance) is sufficient to procure or provide for the benefits accrued thereunder through the Effective Time according to the actuarial assumptions and valuations most recently used to determine employer contributions to the Company International Plan.

      (f)  Each of the Constituent Corporations has fiduciary liability insurance of at least $1,500,000 in effect covering the fiduciaries of the Company Employee Plans (including the Constituent Corporations) with respect to whom the Constituent Corporations may have liability.

      (g) Except as set forth in the Company SEC Documents: (i) there are no controversies pending or, to the knowledge of the Company, threatened, between any of the Constituent Corporations and any of their respective employees, which controversies have had, or would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Constituent Corporations, taken as a whole; (ii) none of the Constituent Corporations is in breach of any material collective bargaining agreement or other labor union contract applicable to persons employed by any of the Constituent Corporations which would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Constituent Corporations, taken as whole, nor does the Company know of any activities or proceedings of any labor union to organize any significant number of such employees; and (iii) none of the Constituent Corporations is in breach of any material collective bargaining agreement or other labor union contract, nor has any knowledge of any activities or proceedings of any labor unions to organize employees, or of any strikes, slowdowns, work stoppages, lockouts, or threats thereof, by or with respect to any employees (foreign or domestic) of any of the Constituent Corporations which would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Constituent Corporations.

    2.13  Environmental Matters.  Each of the Constituent Corporations is in compliance in all material respects with all applicable Environmental Laws, which compliance includes the possession by each of the Constituent Corporations of all permits and other Governmental Authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof. None of the Constituent Corporations has received any notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that any of the Constituent Corporations is not in compliance with any Environmental Law, and, to the Company's knowledge, there are no circumstances that may prevent or interfere with the compliance by any of the Constituent Corporations with any Environmental Law in the future. To the Company's knowledge, no current or prior owner of any property leased or controlled by any of the Constituent Corporations has received any notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that such current or prior owner or any of the Constituent Corporations is not in compliance with any Environmental Law. To the Company's knowledge, all property that is or has been leased to, controlled by or used by the Constituent Corporations, and all surface water, groundwater and soil associated with or adjacent to such property is in clean and healthful condition and is free of any material environmental contamination of any nature and none of the Constituent Corporations has any liability for any clean-up or remediation under any Environmental Law. All property that is leased to, controlled by or used by any of the Constituent Corporations is free of any friable asbestos or asbestos-containing material. (For purposes of this Section 2.13 and Section 3.13: (i) "Environmental Law" means any Legal Requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Legal Requirement relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern; and (ii) "Materials of Environmental Concern" include chemicals, pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other substance that is now or hereafter regulated by any Environmental Law or that is otherwise a danger to health, reproduction or the environment.)

    2.14  Legal Proceedings; Orders.  Except as would not reasonably be expected to have a Material Adverse Effect on the Constituent Corporations, taken as a whole or to materially delay or interfere with the consummation of the Merger: (i) there is no pending Legal Proceeding and, to the Company's knowledge, no Person has threatened to commence any Legal Proceeding, that involves any of the Constituent Corporations or any of the assets owned or used by any of the Constituent Corporations; and (ii) there is no order, writ, injunction, judgment or decree to which any of the Constituent Corporations, or any of the material assets owned or used by any of the Constituent Corporations, is subject.

    2.15  Vote Required.  The affirmative vote of the holders of a majority of the shares of Company Common Stock outstanding on the record date for the Company Stockholders' Meeting (the "Required Company Stockholder Vote") is the only vote of the holders of any class or series of the Company's capital stock necessary to adopt this Agreement and otherwise approve the Merger.

    2.16  Non-Contravention; Consents.  Neither the execution, delivery or performance of this Agreement nor the consummation of the Merger or any of the other transactions contemplated by this Agreement, will directly or indirectly (with or without notice or lapse of time):

      (a) contravene, conflict with or result in a violation of any of the provisions of the Company Organization Documents or any resolution adopted by the stockholders, the board of directors or any committee of the board of directors of any of the Constituent Corporations;

      (b) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by any of the Constituent Corporations or that otherwise relates to the business of any of the Constituent Corporations or to any of the assets owned or used by any of the Constituent Corporations, except where the contravention of, conflict with or violation of, or the giving to a Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify any such terms or requirements would not, individually or in the aggregate, have a Material Adverse Effect on the Constituent Corporations, taken as whole; or

      (c) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Material Contract, or give any Person the right to (i) declare a default or exercise any remedy under any Company Material Contract, (ii) a rebate, chargeback, penalty or change in delivery schedule under any Company Material Contract, (iii) accelerate the maturity or performance of any Company Material Contract, or (iv) cancel, terminate or modify any term of any Company Material Contract, except in each case where the contravention of, conflict with, or violation or breach of any such provision, or the giving to any Person such rights, would not, individually or in the aggregate, have a Material Adverse Effect on the Constituent Corporations, taken as whole.

    Except as may be required by the Exchange Act, the DGCL, the HSR Act, applicable anti-trust laws of any foreign country and the NASD Bylaws (as such bylaws relate to the Form S-4 Registration Statement and the Joint Proxy Statement) none of the Constituent Corporations was, is or will be required to make any filing with or give any notice to, or obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Merger or any of the other transactions contemplated by this Agreement, except in each case, where the failure to make any filing, give any notice or obtain any Consent would not, individually or in the aggregate, have a Material Adverse Effect on the Constituent Corporations, taken as whole.

    2.17  Fairness Opinion.  The Company's board of directors has received the opinion of JP Morgan H&Q, financial advisor to the Company, as of the date of this Agreement, to the effect that the consideration to be received by the stockholders of the Company in the Merger is fair to the stockholders of the Company from a financial point of view. The Company will furnish an accurate and complete copy of said opinion to Parent.

    2.18  Financial Advisor.  Except for JP Morgan H&Q, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of any of the Constituent Corporations. The total of all fees, commissions and other amounts that have been paid by the Company to JP Morgan H&Q or any of its affiliates and all fees, commissions and other amounts that may become payable to JP Morgan H&Q or any of its affiliates by the Company in connection with the Merger will not exceed the amount provided for in Section 2.18 of the Company Disclosure Schedule. The Company has furnished to Parent accurate and complete copies of all agreements under which any such fees, commissions or other amounts have been paid or may become payable and all indemnification and other agreements related to the engagement of JP Morgan H&Q.

    2.19  Takeover Statutes and Charter Provisions.  The Board of Directors of the Company has taken the necessary actions to render any Takeover Laws inapplicable to this Agreement and the transactions contemplated hereby.

    2.20  Information Included in Form S-4.

    None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Form S-4 Registration Statement will, at the time the Form S-4 Registration Statement is filed with the SEC or at the time it becomes effective under the Securities

Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Joint Proxy Statement will, at the time the Joint Proxy Statement is mailed to the stockholders of the Company or at the time of the Company Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Joint Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub that is contained in the foregoing documents.

SECTION 3.  REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

    Except as disclosed in the Parent Disclosure Schedule, Parent and Merger Sub represent and warrant to the Company as follows:

    3.1  Due Organization; Subsidiaries.  Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Parent Material Contracts. Each of Parent and Merger Sub is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification and where the failure to be so qualified would have a Material Adverse Effect on Parent and Merger Sub, taken as a whole. Parent has delivered to the Company accurate and complete copies of the certificate of incorporation and bylaws of each of Parent and Merger Sub, including all amendments thereto (collectively, the "Parent Organization Documents").

    3.2  Authority; Binding Nature of Agreement.  Each of Parent and Merger Sub has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement. The Board of Directors of Parent (at a meeting duly called and held) has (a) authorized and approved the execution, delivery and performance of this Agreement by Parent and approved the Merger, and (b) recommended the approval of the Charter Amendment and the Share Issuance by the holders of Parent Common Stock and directed that such proposal be submitted for consideration by Parent's stockholders at the Parent Stockholders' Meeting (as defined in Section 5.3). This Agreement constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

    3.3  Capitalization, Etc.

      (a) As of March 16, 2001, the authorized capital stock of Parent consists of: (i) 35,000,000 shares of Parent Common Stock and (ii) 5,000,000 shares of preferred stock. As of March 16, 2001, 17,429,183 shares of Parent Common Stock have been issued and are outstanding and 27,437 shares of Parent Preferred Stock have been issued or are outstanding. No shares of capital stock of Parent are held in Parent's treasury. All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. There are no shares of Parent Common Stock held by any Parent Subsidiary. None of the outstanding shares of Parent Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right or subject to any right of first refusal in favor of Parent and there is no Parent Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Parent Common Stock. Neither Parent nor any Subsidiary of Parent, is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Parent Common Stock.

      (b) As of March 16, 2001: (i) 5,875,000 shares of Parent Common Stock are reserved for issuance pursuant to stock options under Parent's 1997 Equity Incentive Plan and options to acquire 3,935,645 shares of Parent Common Stock are outstanding; (ii) 350,000 shares of Parent Common Stock are reserved for issuance, and an additional 350,000 subject to stockholder approval, pursuant to stock options under Parent's 1997 Non-Employee Directors' Stock Option Plan and options to acquire 270,000 shares of Parent Common Stock are outstanding; (iii) 6,000,000 shares of Parent Common Stock are reserved for issuance pursuant to Parent's 1999 Equity Incentive Plan and options to acquire 3,998,183 shares of Parent Common Stock are outstanding; and (iv) 350,000 shares of Parent Common Stock are reserved for issuance, and an additional 1,000,000 subject to stockholder approval, pursuant to Parent's 1997 Employee Stock Purchase Plan (the "Parent ESPP"). (Stock options granted by Parent pursuant to the Parent Stock Option Plans or otherwise are referred to collectively herein as "Parent Options.")

      (c) Except as set forth in Section 3.3(a) or (b) above, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Parent; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Parent; (iii) rights agreement, stockholder rights plan (or similar plan commonly referred to as a "poison pill") or Contract under which Parent is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Parent (items (i) through (iv), collectively, "Parent Stock Rights")

      (d) All outstanding shares of Parent Common Stock, all outstanding Parent Options and all outstanding shares of capital stock of each Subsidiary of Parent have been issued and granted in compliance with (i) all applicable securities laws and other applicable Legal Requirements, and (ii) all requirements set forth in applicable Contracts. All of the outstanding shares of capital stock of each of the Subsidiaries of Parent have been duly authorized and are validly issued, are fully paid and nonassessable and, except for directors' qualifying shares, are owned beneficially and of record by Parent, free and clear of any Encumbrances. The Parent Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

    3.4  SEC Filings; Financial Statements.

      (a) Parent has made available to the Company all registration statements, proxy statements and other statements, reports, schedules, forms and other documents filed by Parent with the SEC since the date of Parent's incorporation (the "Parent SEC Documents"). All statements, reports, schedules, forms and other documents required to have been filed by Parent with the SEC since December 31, 1998 have been so filed. As of their respective dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such amendment or superseding filing): (i) each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and (ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

      (b) The financial statements (including any related notes) contained in the Parent SEC Documents (the "Parent Financial Statements"): (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not have contained footnotes and were subject to normal and recurring year-end adjustments which were not, or are not reasonably expected to be, individually or in the aggregate, be material in amount), and (iii) fairly presented in all material respects the consolidated financial position of Parent and its consolidated subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Parent and its consolidated subsidiaries for the periods covered thereby. For purposes of this Agreement, "Parent Balance Sheet" means that consolidated balance sheet of Parent as of September 30, 2000 set forth in Parent's Quarterly Report on Form 10-Q filed with the SEC and the "Parent Balance Sheet Date" means September 30, 2000.

    3.5  Absence of Changes. Between the Parent Balance Sheet Date and the date of this Agreement:

      (a) Parent and each of its Significant Subsidiaries has operated their respective businesses in the ordinary course and consistent with past practices;

      (b) there has not been any event that has had a Material Adverse Effect on Parent and its Significant Subsidiaries, taken as a whole, and no fact, event, circumstance or condition exists or has occurred, that could reasonably be expected to have a Material Adverse Effect on Parent and its Significant Subsidiaries, taken as a whole;

      (c) neither Parent nor any of its Subsidiaries has (i) declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of capital stock; (ii) repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities; (iii) sold, issued or granted, or authorized the issuance of, (A) any capital stock or other security (except for Parent Common Stock issued upon the valid exercise of outstanding Parent Options), (B) any option, warrant or right to acquire any capital stock or any other security (except for Parent Options, or (C) any instrument convertible into or exchangeable for any capital stock or other security; (iv) made any capital expenditure which, when added to all other capital expenditures made on behalf of Parent or its Subsidiaries since the Parent Balance Sheet Date exceeds $663,000 in the aggregate; (v) changed any of its methods of accounting or accounting practices, except as required by GAAP; (vi) made any material Tax election; or (vii) commenced or settled any material Legal Proceeding;

      (d) neither Parent nor any of its Subsidiaries has (i) amended or waived any of its material rights under, or permitted the acceleration of vesting under, any provision of any of the Parent Employee Plans or any material provision of any agreement evidencing any outstanding Parent Option; (ii) established or adopted any Parent Employee Plan; (iii) caused or permitted any Parent Employee Plan to be amended in any material respect; or (iv) paid any bonus or made any profit-sharing or similar payment to, or materially increased the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees; and

      (e) neither Parent nor any of its Subsidiaries has (i) sold or otherwise disposed of, or acquired, leased, licensed, waived or relinquished any material right or other material asset to, from or for the benefit of, any other Person, except for rights or other assets sold, disposed of, acquired, leased, licensed, waived or relinquished in the ordinary course of business and consistent with past practices; (ii) made any pledge of any of its assets or otherwise permitted any of its assets to become subject to any Encumbrance, except in the ordinary course of business and consistent with past practice; or (iii) guaranteed any indebtedness for any material amounts of borrowed money.

    3.6  Proprietary Assets.

      (a) Part 3.6(a) of the Parent Disclosure Schedule sets forth all U.S. and foreign patent, patent application, trademarks, trademark applications, copyright registrations and copyright applications owned by any of Parent and its Subsidiaries. Parent or its Subsidiaries have good, valid and marketable title to, or have a valid right to use, license or otherwise exploit, all of the Parent Proprietary Assets necessary for the conduct of Parent's or its Significant Subsidiaries' businesses as presently conducted or as contemplated to be conducted, free and clear of all Encumbrances, except for (i) any lien for current taxes not yet due and payable; and (ii) non-material liens that have arisen in the ordinary course of business and that do not (individually or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of Parent or any Subsidiary of Parent. None of Parent or any Subsidiary of Parent has developed jointly with any other Person any Parent Proprietary Asset that is material to the business of Parent or any Subsidiary of Parent with respect to which such other Person has any rights. Except as set forth in the Parent SEC Documents, there is no Parent Contract (with the exception of end user license agreements in the form previously delivered by Parent to the Company) pursuant to which any Person has any right (whether or not currently exercisable) to use, license or otherwise exploit any material Parent Proprietary Asset.

      (b) (i) all patents, trademarks, service marks and copyrights owned by Parent or any Subsidiary of Parent are valid, enforceable and subsisting; (ii) none of the Parent Proprietary Assets and no Proprietary Asset that is currently being developed by Parent or any Subsidiary of Parent (either by itself or with any other Person) to Parent's knowledge infringes, misappropriates or conflicts with any Proprietary Asset owned or used by any other Person; (iii) none of the products that are or have been designed, created, developed, assembled, manufactured or sold by Parent or any Subsidiary of Parent is infringing, misappropriating or making any unlawful or unauthorized use of any Proprietary Asset owned or used by any other Person, and since January 1, 1997 none of such products has at any time infringed, misappropriated or made any unlawful or unauthorized use of, and none of Parent or any Subsidiary of Parent has received any notice or other written communication of any actual, alleged, possible or potential infringement, misappropriation or unlawful or unauthorized use of, any Proprietary Asset owned or used by any other Person; and (iv) to Parent's knowledge no other Person is infringing, misappropriating or making any unlawful or unauthorized use of, and no Proprietary Asset owned or used by any other Person infringes or conflicts with, any material Parent Proprietary Asset. To Parent's knowledge, the Parent Proprietary Assets constitute all the Proprietary Assets necessary to enable Parent and the Significant Subsidiaries of Parent to conduct their respective businesses in the manner in which such businesses have been and are being conducted. None of Parent or any Subsidiary of Parent has (i) licensed any material Parent Proprietary Asset to any Person on an exclusive basis, or (ii) entered into any covenant not to compete or Contract limiting its ability to exploit fully any material Parent Proprietary Assets or to transact business in any market or geographical area or with any Person.

    3.7  Contracts.

      (a) For purposes of this Agreement, each of the following shall be deemed to constitute a "Parent Material Contract":

         (i) any Parent Contract that is required by the rules and regulations of the SEC to be filed as an exhibit to the Parent SEC Documents;

        (ii) any Parent Contract relating to the employment of any employee, and any Parent Contract pursuant to which Parent or any Subsidiary of Parent is or may become obligated to make any severance, termination, bonus or relocation payment or any other payment (other than payments in respect of salary) in excess of $150,000, to any current or former employee or director;

        (iii) any Parent Contract relating to the acquisition, transfer, development, sharing or license of any material Proprietary Asset (except for any Contract pursuant to which (A) any material Proprietary Asset is licensed to Parent or any Subsidiary of Parent under any third party software license generally available to the public, or (B) any material Proprietary Asset is licensed by Parent or any Subsidiary of Parent to any Person on a non-exclusive basis);

        (iv) any Parent Contract which provides for indemnification of any officer, director or employee;

        (v) any Parent Contract imposing any restriction on the right or ability of Parent or any Subsidiary of Parent to (A) compete with any other Person, (B) acquire any material product or other material asset or any services from any other Person, sell any material product or other material asset to or perform any services for any other Person or transact business or deal in any other manner with any other Person, or (C) develop or distribute any material technology; and

        (vi) any other Parent Contract, if a breach of such Parent Contract would reasonably be expected to have a Material Adverse Effect on Parent and its Significant Subsidiaries, taken as a whole.

      (b) Each Parent Material Contract is valid and in full force and effect, and is enforceable against Parent or a Subsidiary of Parent in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

      (c) None of Parent or any Subsidiary of Parent has violated or breached, or committed any default under, any Parent Material Contract, and, to Parent's knowledge, no other Person has violated or breached, or committed any default under, any Parent Material Contract;

      (d) To Parent's knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) would reasonably be expected to (i) result in a violation or breach of any provision of any Parent Material Contract; (ii) give any Person the right to declare a default or exercise any remedy under any Parent Material Contract; (iii) give any person the right to receive or require a rebate, chargeback, penalty or change in delivery schedule under any Parent Material Contract; (iv) give any Person the right to accelerate the maturity or performance of any Parent Material Contract, or (v) give any Person the right to cancel, terminate or modify any Parent Material Contract in each case, in a manner that would reasonably be expected to have a Material Adverse Effect on Parent and its Significant Subsidiaries, taken as a whole.

      (e) Section 3.7(e) of the Parent Disclosure Schedule provides a list of all Parent Material Contracts (including all amendments thereto), other than Parent Material Contracts filed as exhibits to the Parent SEC Documents. Parent has provided to the Company a copy of each Parent Material Contract (including all amendments thereto) listed in Section 3.7(e) of the Parent Disclosure Schedule.

    3.8  Liabilities.  Neither of Parent nor any Subsidiary of Parent has any accrued, contingent or other liabilities of any nature, either matured or unmatured (whether or not required to be reflected in financial statements prepared in accordance with generally accepted accounting principles, and whether due or to become due), except for: (a) liabilities identified as such in the "liabilities" column of the Parent Balance Sheet; (b) normal and recurring liabilities that have been incurred by Parent and its Significant Subsidiaries since the Parent Balance Sheet Date in the ordinary course of business and consistent with past practices that, individually or in the aggregate, have not had or would not reasonably be expected to have, a Material Adverse Effect on Parent and its Significant Subsidiaries, taken as a whole; and (c) liabilities incurred under this Agreement.

    3.9  Compliance with Legal Requirements.  Parent, and each Subsidiary of Parent, is, and at all times since December 31, 1998 has been, in compliance with all applicable Legal Requirements, except where the failure to comply with such Legal Requirements, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole. Since December 31, 1998, none of Parent or any Subsidiary of Parent has received any written notice or other communication from any Governmental Body regarding any actual or possible violation of, or failure to comply with, any Legal Requirement, except where such violation or noncompliance would not reasonably be expected to have a Material Adverse Effect on Parent and its Significant Subsidiaries, taken as a whole.

    3.10  Governmental Authorizations.  Parent and each Subsidiary of Parent holds all material Governmental Authorizations necessary to enable Parent and the Significant Subsidiaries of Parent, to conduct their respective businesses in the manner in which such businesses are currently being conducted and as proposed to be conducted, except where the failure to have such authorization would not be reasonably likely to have a Material Adverse Effect on Parent. All such Governmental Authorizations are valid and in full force and effect. Parent, and each Subsidiary of Parent, is, and at all times since December 31, 1998 has been, in compliance with the terms and requirements of such Governmental Authorizations except where the failure to comply with such terms and requirements has not had and would not reasonably be expected to have a Material Adverse Effect on Parent and its Significant Subsidiaries, taken as a whole. Except as would not reasonably be expected to have a Material Adverse Effect on Parent and its Significant Subsidiaries, taken as a whole, since December 31, 1998, none of Parent or any Subsidiary of Parent has received any notice or other communication from any Governmental Body regarding (a) any actual or possible violation of or failure to comply with any term or requirement of any Governmental Authorization, or (b) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization.

    3.11  Tax Matters.  Except as would not, individually or in the aggregate, have a Material Adverse Effect on Parent and its Significant Subsidiaries, taken as a whole, all Tax Returns required to be filed by or on behalf of Parent and each Subsidiary of Parent with any Governmental Body with respect to any taxable period ending on or before the Closing Date (the "Parent Returns") (a) have been or will be filed on or before the applicable due date (including any extensions of such due date), and (b) have been, or will be when filed, prepared in all material respects in compliance with all applicable Legal Requirements. All amounts shown on the Parent Returns to be due on or before the Closing Date have been or will be paid on or before the Closing Date. The Parent Financial Statements fully accrue all actual and contingent liabilities for Taxes with respect to all periods through the dates thereof in accordance with generally accepted accounting principles. There are no unsatisfied liabilities for material Taxes (including liabilities for interest, additions to tax and penalties thereon and related expenses) with respect to any notice of deficiency or similar document received by Parent or any Subsidiary of Parent with respect to any material Tax (other than liabilities for Taxes asserted under any such notice of deficiency or similar document which are being contested in good faith by Parent or any Subsidiary of Parent and with respect to which adequate reserves for payment have been established). There are no liens for material Taxes upon any of the assets of Parent or any Subsidiary of Parent except liens for current Taxes not yet due and payable. No extension or waiver of the limitation period applicable to any of the Parent Returns has been granted (by Parent or any other Person), and no such extension or waiver has been requested from Parent or any Subsidiary of Parent. No claim or Legal Proceeding is pending or, to Parent's knowledge, has been threatened against or with respect to Parent or any Subsidiary of Parent in respect of any material Tax. None of Parent or any Subsidiary of

Parent has entered into or become bound by any agreement or consent pursuant to Section 341(f) of the Code. None of Parent or any Subsidiary of Parent has been, and none of Parent or any Subsidiary of Parent will be, required to include any adjustment in taxable income for any tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions or events occurring, or accounting methods employed, prior to the Closing. There is no agreement, plan, arrangement or other Contract covering any employee or independent contractor or former employee or independent contractor of Parent or any Subsidiary of Parent that, considered individually or considered collectively with any other such Contracts, will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G or Section 162(m) of the Code. Parent is not a party to any Contract, nor does it have any obligation (current or contingent), to compensate any Person for excise taxes paid pursuant to Section 4999 of the Code. Except as set forth in Part 3.11 of the Parent Disclosure Schedule, none of Parent or any Subsidiary of Parent is, or has ever been, a party to or bound by any tax indemnity agreement, tax sharing agreement, tax allocation agreement or similar Contract and none of Parent or any Subsidiary of Parent has or, by reason of the consummation of the transactions contemplated under this Agreement, will have any liability or obligation under any tax indemnity agreement, tax sharing agreement, tax allocation agreement or similar Contract. Parent has not made any distribution of stock of any "controlled corporation" as that term is defined in Section 355(a)(1) of the Code. Parent has never been a member of an affiliated group, within the meaning of Section 1504 of the Code, other than an affiliated group of which Parent is the common parent.

    3.12  Employee and Labor Matters; Benefit Plans.

      (a) Part 3.12(a) of the Parent Disclosure Schedule lists all employee pension benefit plans (as defined in Section 3(2) of the ERISA), all employee welfare benefit plans (as defined in Section 3(1) of ERISA), and all other bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance, perquisites, fringe benefits and other similar benefit plans, programs, Contracts, arrangements or policies (including a specific identification of those which contain change of control provisions or pending change of control provisions), and any employment, executive compensation or severance agreements (including a specific identification of those which contain change of control provisions or pending change of control provisions), written or otherwise, as amended, modified or supplemented, for the benefit of, or relating to, any foreign or domestic former or current employee, officer, director, independent contractor or consultant (or any of their beneficiaries) of Parent or its Subsidiaries or any other Entity (whether or not incorporated) which is a member of a controlled group which includes any of Parent or its Subsidiaries or which is under common control with any of Parent or its Subsidiaries within the meaning of Sections 414(b), (c), (m) or (o) of the Code or Section 4001(a) (14) or (b) of ERISA, as well as each plan with respect to which any of Parent or its Subsidiaries could incur liability under Title IV of ERISA or Section 412 of the Code (collectively, the "Parent Employee Plans"). Parent has made available to the Company, in a reasonable time, place and manner, copies of (i) each such written Parent Employee Plan (or a written description of any Parent Employee Plan which is not written) and all related trust agreements, insurance and other contracts (including policies), summary plan descriptions, summaries of material modifications, registration statements (including all attachments), prospectuses and communications distributed to plan participants, (ii) the three most recent annual reports on Form 5500 series, with accompanying schedules and attachments, filed with respect to each Parent Employee Plan required to make such a filing, (iii) the most recent actuarial valuation for each Parent Employee Plan subject to Title IV of ERISA, (iv) the latest reports which have been filed with the U.S. Department of Labor with respect to each Parent Employee Plan required to make such filing, (v) the most recent favorable determination letters issued for each Parent Employee Plan and related trust which is intended to be qualified under Section 401(a) of the Code (and, if an application for such determination is pending, a copy of the application for such determination), (vi) financial and other information regarding current and projected liabilities with respect to each Parent Employee Plan for which the filings described in (ii), (iii) or (iv) above are not required under ERISA and (vii) all correspondence between the Internal Revenue Service and/or the Department of Labor and Parent and/or any of its Subsidiaries

      (b) (i) none of the Parent Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person (other than continuation coverage to the extent required by law, whether pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, or otherwise), and none of the Parent Employee Plans is a "multiemployer plan" as such term is defined in Section 3(37) of ERISA; (ii) no party in interest or disqualified person (as defined in Section 3(14) of ERISA and Section 4975 of the Code) has at any time engaged in a transaction with respect to any Parent Employee Plan which could subject Parent or any Subsidiary of Parent, directly or indirectly, to a material tax, penalty or other material liability for prohibited transactions under ERISA or Section 4975 of the Code; (iii) no fiduciary of any Parent Employee Plan has breached any of the responsibilities or obligations imposed upon fiduciaries under Title I of ERISA, which breach would reasonably be expected to have a Material Adverse Effect on Parent or any Subsidiary of Parent; (iv) all Parent Employee Plans have been established and maintained substantially in accordance with their terms and have been operated in compliance in all material respects with all applicable Legal Requirements, and may by their terms be amended and/or terminated at any time without the consent of any other Person subject to applicable Legal Requirements and the terms of each Parent Employee Plan, and Parent and each Subsidiary of Parent has performed all material obligations required to be performed by them under, and are not in any material respect in default under or in violation of, any Parent Employee Plan, and neither Parent nor any Subsidiary of Parent has any knowledge of any default or violation by any other Person with respect to, any of the Parent Employee Plans; (v) each Parent Employee Plan which is intended to be qualified under Section 401(a) of the Code is the subject of a favorable determination letter from the Internal Revenue Service as to such plan's qualified status under Section 401(a) of the Code (or comparable letter, such as an opinion or notification letter as to the form of plan adopted by Parent or any Subsidiary of Parent), and, to Parent's knowledge, nothing has occurred since the issuance of such letter which may reasonably be expected to impair such favorable determination or otherwise impair the qualified status of such plan; (vi) all contributions required to be made with respect to any Parent Employee Plan pursuant to Section 412 of the Code, or the terms of Parent Employee Plan or any collective bargaining agreement, have been made on or before their due dates (including any extensions thereof); (vii) with respect to each Parent Employee Plan, no "reportable event" within the meaning of Section 4043 of ERISA (excluding any such event for which the 30-day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred for which there is any material outstanding liability to Parent or any Subsidiary of Parent nor would the consummation of the transactions contemplated hereby (including the execution of this Agreement) constitute a reportable event for which the 30-day notice requirement has not been waived; and (viii) neither Parent nor any Subsidiary of Parent has incurred or reasonably expects to incur any material liability under Title IV of ERISA including, without limitation, any material liability arising out of or resulting from an event described in Section 4062, 4063 or 4041 of ERISA (other than liability for premium payments to the PBGC arising in the ordinary course).

      (c) (i) the PBGC has not instituted proceedings to terminate any Parent Employee Plan that is subject to Title IV of ERISA (each, a "Parent Defined Benefit Plan"); (ii) the Parent Defined Benefit Plans have no accumulated or waived funding deficiencies within the meaning of Section 412 of the Code nor have any extensions of any amortization period within the meaning of Section 412 of the Code or 302 of ERISA been applied for with respect thereto; (iii) as of January 1, 2001, the present value of the benefit liabilities (within the meaning of Section 4041 of

  ERISA) of the Parent Defined Benefit Plans, determined on an ongoing basis using the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such plan's actuary with respect to such plan's most recently completed fiscal year, does not exceed by more than $500,000 the value of the Parent Defined Benefit Plans' assets and to the knowledge of Parent, nothing has occurred since the end of the most recently completed fiscal year that would adversely affect the funding status of such plans; (iv) all applicable premiums required to be paid to the PBGC with respect to the Parent Defined Benefit Plans have been paid; (v) no facts or circumstances exist with respect to the Parent Defined Benefit Plan which would give rise to a lien on the assets of Parent or any Subsidiary of Parent under Section 4068 of ERISA or otherwise; and (vi) as of the date hereof, substantially all of the assets of the Parent Defined Benefit Plans are readily marketable securities or insurance contracts.

      (d) Except as set forth in the Parent SEC Documents: (i) neither Parent nor any Subsidiary of Parent has ever maintained an employee stock ownership plan (within the meaning of Section 4975(e)(7) of the Code) or any other Parent Employee Plan that invests in Parent capital stock; (ii) since December 31, 1998, neither Parent nor any Subsidiary of Parent has proposed or agreed to any increase in benefits under any Parent Employee Plan (or the creation of new benefits) or change in employee coverage which would materially increase the expense of maintaining any Parent Employee Plan; (iii) the consummation of the transactions contemplated by this Agreement will not result in an increase in the amount of compensation or benefits or accelerate the vesting or timing of payment of any benefits or compensation payable in respect of any employee; (iv) no person will be entitled to any severance benefits or the acceleration of any options under the terms of any Parent Employee Plan as a result of the consummation of the transactions contemplated by this Agreement, and (v) none of Parent nor any Subsidiary of Parent will be denied any income tax deduction pursuant to Section 162(m) or 280G of the Code as a result of the consummation of the transactions contemplated by this Agreement.

      (e) Each Parent Employee Plan covering non-U.S. employees (a "Parent International Plan") has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all applicable Legal Requirements (including any special provisions relating to registered or qualified plans where such Parent International Plan was intended to so qualify) and has been maintained in good standing with applicable regulatory authorities. The fair market value of the assets of each funded Parent International Plan, if any, (or the liability of each funded Parent International Plan funded through insurance) is sufficient to procure or provide for the benefits accrued thereunder through the Effective Time according to the actuarial assumptions and valuations most recently used to determine employer contributions to the Parent International Plan.

      (f)  Parent has fiduciary liability insurance of at least $1,500,000 in effect covering the fiduciaries of the Parent Employee Plans (including Parent and the Significant Subsidiaries of Parent) with respect to whom Parent or any Subsidiary of Parent may have liability.

      (g) Except as set forth in the Parent SEC Documents: (i) there are no controversies pending or, to the knowledge of Parent, threatened, between Parent or any Subsidiary of Parent and any of their respective employees, which controversies have had, or would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Parent and its Significant Subsidiaries, taken as a whole; (ii) none of Parent or any Subsidiary of Parent is in breach of any material collective bargaining agreement or other labor union contract applicable to persons employed by Parent or any Subsidiary of Parent which would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Parent and its Significant Subsidiaries, taken as a whole, nor does Parent know of any activities or proceedings of any labor union to organize any significant number of such employees; and (iii) none of Parent or any Subsidiary of Parent is in breach of any material collective bargaining agreement or other labor union contract, nor has any knowledge of any activities or proceedings of any labor unions to organize employees, or of any strikes, slowdowns, work stoppages, lockouts, or threats thereof, by or with respect to any employees (foreign or domestic) of Parent or any Subsidiary of Parent which would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Parent and its Significant Subsidiaries, taken as a whole.

    3.13  Environmental Matters.  None of Parent or any Subsidiary of Parent has any liability for any clean-up or remediation under any Environmental Law. Parent and each Subsidiary of Parent is in compliance in all material respects with all applicable Environmental Laws, which compliance includes the possession by Parent or any Subsidiary of Parent of all material permits and other Governmental Authorizations required under applicable Environmental Laws, and material compliance with the terms and conditions thereof. None of Parent or any Subsidiary of Parent has received any notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that Parent or any Subsidiary of Parent is not in material compliance with any Environmental Law, and, to Parent's knowledge, there are no circumstances that may prevent or interfere with the compliance by any of Parent or its Subsidiaries with any Environmental Law in the future. To Parent's knowledge, no current or prior owner of any property leased or controlled by Parent or any Subsidiary of Parent has received any notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that such current or prior owner is not in compliance with any Environmental Law. To Parent's knowledge, all property that is or has been leased to, controlled by or used by Parent, or its Subsidiaries is free of any material environmental contamination of any nature and neither Parent nor any Subsidiary of Parent has any liability for any clean-up or remediation under any Environmental Law. All property that is leased to, controlled by or used by Parent or its Subsidiaries is free of any friable asbestos or asbestos-containing materials.

    3.14  Legal Proceedings; Orders.  Except as would not reasonably be expected to have a Material Adverse Effect on Parent or any Subsidiary of Parent, taken as a whole, or materially delays or interferes with the consummation of the Merger: (i) there is no pending Legal Proceeding and, to Parent's knowledge, no Person has threatened to commence any Legal Proceeding, that involves Parent or any Subsidiary of Parent or any of the assets owned or used by Parent or any Subsidiary of Parent; and (ii) there is no order, writ, injunction, judgment or decree to which Parent or any Subsidiary of Parent, or any of the material assets owned or used by Parent or any Subsidiary of Parent, is subject.

    3.15  Vote Required.  The only vote of Parent's stockholders required (i) to approve the Charter Amendment is the vote of the holders of the majority of the shares of the Parent Common Stock and the Parent Preferred Stock (on an as-if-converted basis to shares of Parent Common Stock) voting together as a class (ii) to approve the Share Issuance is the vote prescribed by Marketplace Rule 4310 (as such rule may be amended after the date hereof) of the NASD ((i) and (ii), collectively, the "Required Parent Stockholder Vote"), and are the only votes of holders of any class or series of the Parent's capital stock necessary for Parent to effect the Merger.

    3.16  Non-Contravention; Consents.  Neither the execution, delivery or performance of this Agreement nor the consummation of the Merger or any of the other transactions contemplated by this Agreement, will directly or indirectly (with or without notice or lapse of time):

      (a) contravene, conflict with or result in a violation of any of the provisions of the Parent Organization Documents or any resolution adopted by the stockholders, the board of directors or any committee of the board of directors of Parent or any Subsidiary of Parent;

      (b) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Parent or any Subsidiary of Parent or that otherwise relates to the business of Parent or any Subsidiary of Parent or to any of the assets owned or used by Parent or any Subsidiary of Parent, except where the contravention of, conflict with or violation of, or giving to a Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any such terms or requirements would not, individually or in the aggregate, have a Material Adverse Effect on Parent and its Significant Subsidiaries, taken as a whole; or

      (c) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Parent Material Contract, or give any Person the right to (i) declare a default or exercise any remedy under any Parent Material Contract, (ii) a rebate, chargeback, penalty or change in delivery schedule under any Parent Material Contract, (iii) accelerate the maturity or performance of any Parent Material Contract, or (iv) cancel, terminate or modify any term of any Parent Material Contract, except in each case where the contravention of, conflict with or violation or breach of any such provision, or giving to any Person such rights, would not, individually or in the aggregate, have a Material Adverse Effect on Parent and its Significant Subsidiaries, taken as a whole.

    Except as may be required by the Exchange Act, the DGCL, the HSR Act, applicable anti-trust laws of any foreign country, and the NASD Bylaws (as they relate to the Form S-4 Registration Statement and the Joint Proxy Statement) none of Parent or any Subsidiary of Parent was, is or will be required to make any filing with or give any notice to, or obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Merger or any of the other transactions contemplated by this Agreement, except in each case, where the failure to make any filing, give any notice or obtain any Consent would not have a Material Adverse Effect on Parent and its Significant Subsidiaries, taken as a whole.

    3.17  Fairness Opinion.  Parent's board of directors has received the written opinion of Greenbridge Partners LLC financial advisor to Parent, as of the date of this Agreement, to the effect that the Exchange Ratio is fair to Parent from a financial point of view. Parent will furnish an accurate and complete copy of said opinion to the Company.

    3.18  Financial Advisor.  Except for Greenbridge Partners LLC, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any Subsidiary of Parent. The total of all fees, commissions and other amounts that have been paid by Parent to Greenbridge Partners LLC. or any of its affiliates and all fees, commissions and other amounts that may become payable to Greenbridge Partners LLC or any of its affiliates by Parent in connection with the Merger will not exceed the amount provided for in Section 3.18 of the Parent Disclosure Schedule. Parent has provided accurate and complete copies of all agreements under which any such fees, commissions or other amounts have been paid or may become payable and all indemnification and other agreements related to the engagement of Greenberg Partners LLC.

    3.19  Takeover Statutes and Charter Provisions.   The Board of Directors of Parent has taken the necessary actions to render any Takeover Laws inapplicable to this Agreement and the transactions contemplated hereby.

    3.20  Interim Operations of Merger Sub.  Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

    3.21  Information Included in Form S-4.  None of the information supplied or to be supplied by or on behalf of Parent for inclusion or incorporation by reference in the Form S-4 Registration Statement will, at the time the Form S-4 Registration Statement is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of Parent for inclusion or incorporation by reference in the Joint Proxy Statement will, at the time the Joint Proxy Statement is mailed to the stockholders of Parent or at the time of the Parent Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Joint Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by the Company that is contained in the foregoing documents.

    3.22  Qualification of the Merger as a Reorganization

      (a) Parent has no plan or intention to liquidate the Surviving Corporation or to merge the Surviving Corporation with or into any other corporation or entity, including Parent or its affiliates, or to sell, distribute or otherwise dispose of the stock of the Surviving Corporation which Parent will acquire in the Merger, or to cause the Surviving Corporation to sell, distribute, or otherwise dispose of any of its assets, all except in the ordinary course of business or if such liquidation, merger or disposition is described in Section 368(a)2(C) or Treasury Regulation Section 1.368-2(k).

      (b) Following the Merger, Parent intends that the Surviving Corporation will continue the Company's historic business or use a significant portion of the Company's historic business assets in a business as required by Section 368 of the Code and the Treasury Regulations promulgated thereunder.

SECTION 4.  CERTAIN COVENANTS OF THE COMPANY AND PARENT

    4.1  Access and Investigation.

      (a) During the period from the date of this Agreement through the Effective Time unless this Agreement shall be terminated in accordance with Section 8 (the "Pre-Closing Period"), subject to applicable antitrust laws and regulations relating to the exchange of information, the Company shall, and shall cause the respective Representatives of the Constituent Corporations to: (i) provide Parent and Parent's Representatives with reasonable access during normal business hours to the Constituent Corporations' Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Constituent Corporations; and (ii) provide Parent and Parent's Representatives with such copies of the existing books, records, Tax Returns, work papers and other documents and information relating to the Constituent Corporations, and with such additional financial, operating and other data and information regarding the Constituent Corporations, as Parent may reasonably request. Unless otherwise required by applicable Legal Requirements, the parties will hold any such information which is not public in confidence in accordance with the Mutual Nondisclosure Agreement.

      (b) During the Pre-Closing Period, subject to applicable antitrust laws and regulations relating to the exchange of information, Parent shall, and shall cause the respective Representatives of Parent and its Subsidiaries to: (i) provide the Company and the Company's

  Representatives with reasonable access during normal business hours to Parent's and its Subsidiaries Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to Parent and its Subsidiaries; and (ii) provide the Company and the Company's Representatives with such copies of the existing books, records, Tax Returns, work papers and other documents and information relating to Parent and its Subsidiaries, and with such additional financial, operating and other data and information regarding Parent, as the Company may reasonably request. Unless otherwise required by applicable Legal Requirements, the parties will hold any such information which is not public in confidence in accordance with the Mutual Nondisclosure Agreement.

    4.2  Operation of the Company's Business.

      (a) During the Pre-Closing Period the Company shall: (i) ensure that each of the Constituent Corporations conducts its business and operations (A) in the ordinary course and substantially in accordance with past practices, and (B) in material compliance with all applicable Legal Requirements and the requirements of all Company Material Contracts; (ii) to the extent consistent with its business, use its reasonable best efforts to ensure that each of the Constituent Corporations preserves intact its current business organization, keeps available the services of its current officers and employees and maintains its relations and goodwill with all suppliers, customers, distributors, landlords, creditors, licensors, licensees and other Persons having business relationships with the respective Constituent Corporations; (iii) provide all notices, assurances and support required by any Contract relating to any Proprietary Asset in order to ensure that no condition under such Contract occurs which could result in, or could increase the likelihood of any transfer or disclosure by any Constituent Corporation of any source code materials or other Proprietary Asset; and (iv) keep in full force and effect (with the same scope and limits of coverage) all insurance policies in effect as of the date of this Agreement covering all material assets of the Constituent Corporations.

      (b) During the Pre-Closing Period, except as set forth in Section 4.2(b) of the Company Disclosure Schedule, the Company shall not (without the prior written consent of Parent which consent shall not be unreasonably withheld or delayed), and shall not permit any of the other Constituent Corporations to:

         (i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities;

        (ii) sell, issue, grant or authorize the issuance or grant of (A) any capital stock or other security or (B) any Company Stock Right (except that the Company may issue Company Common Stock upon the valid exercise of Company Options outstanding as of the date of this Agreement or pursuant to the Company's ESPP as in effect on the date hereof and may grant options out of the Company 1996 Incentive and Nonqualified Stock Option Plan (or on terms substantially equivalent to the terms of existing options granted under the Company 1996 Incentive and Nonqualified Stock Option Plan) to any employee consistent with past practice, which options represent in the aggregate the right to acquire no more than 250,000 shares (net of cancellations) of Company Common Stock);

        (iii) amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Company's stock option plans, any provision of any agreement evidencing any outstanding stock option or any restricted stock purchase agreement, or otherwise modify any of the terms of any outstanding option, warrant, or other security or any related Contract;

        (iv) amend or permit the adoption of any amendment to the Company Organization Documents, or effect or become a party to any Company Acquisition Transaction, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

        (v) form any Subsidiary or acquire any equity interest or other interest in any other Entity;

        (vi) make any capital expenditure except in the ordinary course of business not to exceed $125,000 in the aggregate;

       (vii) enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any Company Material Contract, or amend or terminate, or waive or exercise any material right or remedy under, any Company Material Contract;

       (viii) acquire, lease or license any right or other asset from any other Person or sell or otherwise dispose of, or lease or license, any right or other asset to any other Person (except in each case for immaterial assets acquired, leased, licensed or disposed of by the Company in the ordinary course of business and consistent with past practices, and except for licensing of intellectual property in the sale or licensing of the Company's products in the ordinary course of business and consistent with past practices), or waive or relinquish any material right;

        (ix) lend money to any Person, or incur or guarantee any indebtedness (except that the Company may make routine borrowings in the ordinary course of business and in accordance with past practices under the Company's credit facilities outstanding as of the date hereof (without any amendment or modification thereto);

        (x) except as required by applicable Legal Requirements, establish, adopt or amend any Company Employee Plan or collective bargaining agreement, pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees in excess of $100,000 in the aggregate, except that the Company may implement normally scheduled salary increases for employees other than officers of the Company;

        (xi) hire any new employee having an annual salary in excess of $100,000;

       (xii) change any of its methods of accounting or accounting practices in any respect, except as required by GAAP;

       (xiii) make any material Tax election;

       (xiv) commence or settle any material Legal Proceeding;

       (xv) enter into any material transaction or take any other material action outside the ordinary course of business or inconsistent with past practices;

       (xvi) take, or permit the taking of any action, which could reasonably be expected to cause the vesting of any Company Options to be accelerated in accordance with the terms of any of the Company Stock Option Plans;

      (xvii) take, agree to take, or intentionally omit to take any action which would (A) make any of the representations and warranties of the Company contained in this Agreement untrue or incorrect, (B) prevent the Company from performing or cause the Company not to perform its covenants hereunder, or (C) cause any of the conditions set forth in Section 6 or Section 7 not to be able to be satisfied prior to the Termination Date; or

      (xviii) agree or commit to take any of the actions described in clauses "(i)" through "(xvii)" of this Section 4.2(b).

      (c) During the Pre-Closing Period, the Company shall promptly notify Parent in writing of: (i) the discovery by the Company of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by the Company in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by the Company in this Agreement if (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any material breach of any covenant or obligation of the Company; and (iv) any event, condition, fact or circumstance that would make the timely satisfaction of any condition set forth in Section 6 or Section 7 impossible or unlikely or that has had or would reasonably be expected to have a Material Adverse Effect on the Constituent Corporations. No notification given to Parent pursuant to this Section 4.2(c) shall limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company contained in this Agreement.

    4.3  Operation of Parent's Business.

      (a) During the Pre-Closing Period Parent shall: (i) ensure that it conducts its business and operations (A) in the ordinary course and substantially in accordance with past practices, and (B) in material compliance with all applicable Legal Requirements and the requirements of all Parent Material Contracts; (ii) to the extent consistent with its business use its reasonable best efforts to ensure that it preserves intact its current business organization, keeps available the services of its current officers and employees and maintains its relations and goodwill with all suppliers, customers, distributors, landlords, creditors, licensors, licensees, employees and other Persons having business relationships with it; (iii) provide all notices, assurances and support required by any Contract relating to any Proprietary Asset in order to ensure that no condition under such Contract occurs which could result in, or could increase the likelihood of any transfer or disclosure by it of any source code materials or other Proprietary Asset and (iv) keep in full force and effect (with the same scope and limits of coverage) all insurance policies in effect as of the date of this Agreement covering all material assets of Parent and its Subsidiaries.

      (b) During the Pre-Closing Period, except as set forth in Section 4.3(b) of the Parent Disclosure Schedules, Parent shall not (without the prior written consent of the Company which consent shall not be unreasonably withheld or delayed), and shall not permit any of its Significant Subsidiaries to:

         (i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities;

        (ii) sell, issue, grant or authorize the issuance or grant of (A) any capital stock or other security or (B) any Parent Stock Right except that Parent may issue Parent Common Stock upon the valid exercise of Parent Options outstanding as of the date of this Agreement and may grant options to any employee hired during the Pre-Closing Period consistent with past practice, which options represent in the aggregate the right to acquire no more than 250,000 shares (net of cancellation) of Parent Common Stock;

        (iii) amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Parent's stock option plans, any provision of any agreement evidencing any outstanding stock option or any restricted stock purchase agreement, or otherwise modify any of the terms of any outstanding option, warrant, or other security or any related Contract;

        (iv) amend or permit the adoption of any amendment to the Parent Organization Documents, except as contemplated in this Agreement, or effect or become a party to any Parent Acquisition Transaction, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

        (v) form any Subsidiary or acquire any equity interest or other interest in any other Entity;

        (vi) make any capital expenditure except in the ordinary course of business not to exceed $1,500,000 in the aggregate;

       (vii) enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any Parent Material Contract, or amend or terminate, or waive or exercise any material right or remedy under, any Parent Material Contract;

       (viii) acquire, lease or license any right or other asset from any other Person or sell or otherwise dispose of, or lease or license, any right or other asset to any other Person (except in each case for immaterial assets acquired, leased, licensed or disposed of by Parent in the ordinary course of business and consistent with past practices, and except for the licensing of intellectual property in the sale or licensing of Parent's products in the ordinary course of business and consistent with past practices), or waive or relinquish any material right;

        (ix) lend money to any Person, or incur or guarantee any indebtedness (except that Parent may make routine borrowings in the ordinary course of business and in accordance with past practices under Parent's credit facilities outstanding as of the date hereof (without any amendment or modification thereto);

        (x) except as required by applicable Legal Requirements, establish, adopt or amend any Parent Employee Plan or collective bargaining agreement, pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees in excess of $100,000 in the aggregate, except that Parent may implement normally scheduled salary increases for employees other than officers of Parent;

        (xi) hire any new employee having an annual salary in excess of $100,000;

       (xii) change any of its methods of accounting or accounting practices in any respect, except as required by GAAP;

       (xiii) make any material Tax election;

       (xiv) commence or settle any material Legal Proceeding;

       (xv) enter into any material transaction or take any other material action outside the ordinary course of business or inconsistent with past practices;

       (xvi) take, or permit the taking of, any action which could reasonably be expected to cause the vesting of any Parent Options to be accelerated in accordance with the terms of any of the Parent Stock Option Plans;

      (xvii) take, agree to take or intentionally omit to take any action which would (A) make any of the representations and warranties of Parent contained in this Agreement untrue or incorrect, (B) prevent Parent from performing or cause Parent not to perform its covenants hereunder; or (C) cause any of the conditions set forth in Section 6 or Section 7 not to be able to be satisfied prior to the Termination Date; or

      (xviii) agree or commit to take any of the actions described in clauses "(i)" through "(xvii)" of this Section 4.3(b).

    During the Pre-Closing Period, Parent shall promptly notify the Company in writing of: (i) the discovery by Parent of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by Parent in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by Parent in this Agreement if (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any material breach of any covenant or obligation of Parent; and (iv) any event, condition, fact or circumstance that would make the timely satisfaction of any condition set forth in Section 6 or Section 7 impossible or unlikely or that has had or would reasonably be expected to have a Material Adverse Effect on Parent. No notification given to the Company pursuant to this Section 4.3(c) shall limit or otherwise affect any of the representations, warranties, covenants or obligations of Parent contained in this Agreement.

    4.4  No Solicitation by the Company.

      (a) The Company shall not directly or indirectly, and shall not authorize or permit any of the other Constituent Corporations or any Representative of any of the Constituent Corporations directly or indirectly to, (i) solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any Company Acquisition Proposal or take any action that could reasonably be expected to lead to a Company Acquisition Proposal, (ii) furnish any information regarding any of the Constituent Corporations to any Person in connection with or in response to a Company Acquisition Proposal or an inquiry or indication of interest that could lead to a Company Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Company Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Company Acquisition Transaction; provided, however, that this Section 4.4(a) shall not prohibit (A) the Company, or the Board of Directors of the Company from furnishing nonpublic information regarding the Constituent Corporations to, or entering into discussions with, any Person in response to a Company Superior Offer that is submitted to the Company by such Person (and not withdrawn) if (1) neither the Company nor any Representative of any of the Constituent Corporations shall have violated any of the restrictions set forth in this Section 4.4, (2) the Board of Directors of the Company concludes in good faith, after consultation with its outside legal counsel, that such action is required in order for the board of directors of the Company to comply with its fiduciary obligations to the Company's stockholders under applicable Legal Requirements, (3) at least two business days prior to furnishing any such nonpublic information to, or entering into discussions with, such Person, the Company gives Parent written notice of the identity of such Person and of the Company's intention to furnish nonpublic information to, or enter into discussions with, such Person, and the Company receives from such Person an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such Person or any of such Person's Representatives by or on behalf of the Company, and (4) at least two business days prior to furnishing any such nonpublic information to such Person, the Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously furnished by the Company to Parent); or (B) the Company from complying with Rule 14e-2 promulgated under the Exchange Act with regard to a Company Acquisition Proposal. Without limiting the generality of the foregoing, the Company acknowledges and agrees that any violation of any of the restrictions set forth in the preceding sentence by any Representative of any of the Constituent Corporations, whether or not such Representative is purporting to act on behalf of any of the Constituent Corporations, shall be deemed to constitute a breach of this Section 4.4 by the Company.

      (b) The Company shall promptly (and in no event later than 24 hours after receipt of any Company Acquisition Proposal, any inquiry or indication of interest that could lead to a Company Acquisition Proposal or any request for nonpublic information) advise Parent orally and in writing of any Company Acquisition Proposal, any inquiry or indication of interest that could lead to a Company Acquisition Proposal or any request for nonpublic information relating to any of the Constituent Corporations (including the identity of the Person making or submitting such Company Acquisition Proposal, inquiry, indication of interest or request, and the terms thereof) that is made or submitted by any Person during the Pre-Closing Period. The Company shall keep Parent fully informed on a prompt basis with respect to the status of any such Company Acquisition Proposal, inquiry, indication of interest or request and any modification or proposed modification thereto.

      (c) The Company shall immediately cease and cause to be terminated any existing discussions with any Person (other than Parent) that relate to any Company Acquisition Proposal, except as may be provided for in Section 4.4(a).

      (d) The Company agrees not to release any Person (other than Parent) from or waive any provision of any confidentiality, "standstill" or similar agreement to which the Company is a party and will use its reasonable best efforts to enforce each such agreement at the request of Parent. The Company also will promptly request each Person (other than Parent) that has executed, within 12 months prior to the date of this Agreement, a confidentiality, standstill or similar agreement in connection with its consideration of a possible Company Acquisition Transaction to return all confidential information heretofore furnished to such Person by or on behalf of the Company.

    4.5  No Solicitation by Parent.

      (a) Parent shall not directly or indirectly, and shall not authorize or permit any of its Subsidiaries or any Representative directly or indirectly to, (i) solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any Parent Acquisition Proposal or take any action that could reasonably be expected to lead to a Parent Acquisition Proposal, (ii) furnish any information regarding Parent or its Subsidiaries to any Person in connection with or in response to a Parent Acquisition Proposal or an inquiry or indication of interest that could lead to a Parent Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Parent Acquisition Proposal, (iv) approve, endorse or recommend any Parent Acquisition Proposal or (v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Parent Acquisition Transaction; provided, however, that this Section 4.5(a) shall not prohibit (A) Parent, or the Board of Directors of Parent from furnishing nonpublic information regarding Parent to, or entering into discussions with, any Person in response to a Parent Superior Offer that is submitted to Parent by such Person (and not withdrawn) if (1) neither Parent, its Subsidiaries nor their respective Representatives shall have violated any of the restrictions set forth in this Section 4.5, (2) the Board of Directors of Parent concludes in good faith, after consultation with its outside legal counsel, that such action is required in order for the board of directors of Parent to comply with its fiduciary obligations to Parent's stockholders under applicable Legal Requirements, (3) at least two business days prior to furnishing any such nonpublic information to, or entering into discussions with, such Person, Parent gives the Company written notice of the identity of such Person and of Parent's intention to furnish nonpublic information to, or enter into discussions with, such Person, and Parent receives from such Person an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such Person or any of such Person's Representatives by or on behalf of Parent, and (4) at least two business days prior to furnishing any such nonpublic information to such Person, Parent furnishes such nonpublic information to the Company (to the extent such nonpublic information has not been previously furnished by Parent to the Company); or (B) complying with Rule 14e-2 promulgated under the Exchange Act with regard to a Parent Acquisition Proposal. Without limiting the generality of the foregoing, Parent acknowledges and agrees that any violation of any of the restrictions set forth in the preceding sentence by any Representative of Parent or its Subsidiaries, whether or not such Representative is purporting to act on behalf of Parent or any Subsidiary of Parent, shall be deemed to constitute a breach of this Section 4.5 by Parent.

      (b) Parent shall promptly (and in no event later than 24 hours after receipt of any Parent Acquisition Proposal, any inquiry or indication of interest that could lead to a Parent Acquisition Proposal or any request for nonpublic information) advise the Company orally and in writing of any Parent Acquisition Proposal, any inquiry or indication of interest that could lead to a Parent Acquisition Proposal or any request for nonpublic information relating to Parent (including the identity of the Person making or submitting such Parent Acquisition Proposal, inquiry, indication of interest or request, and the terms thereof) that is made or submitted by any Person during the Pre-Closing Period. Parent shall keep the Company fully informed on a prompt basis with respect to the status of any such Parent Acquisition Proposal, inquiry, indication of interest or request and any modification or proposed modification thereto.

      (c) Parent shall immediately cease and cause to be terminated any existing discussions with any Person (other than the Company) that relate to any Parent Acquisition Proposal, except as may be provided for in Section 4.5(a).

      (d) Parent agrees not to release any Person (other than the Company) from or waive any provision of any confidentiality, "standstill" or similar agreement to which Parent is a party and will use its reasonable best efforts to enforce each such agreement at the request of the Company. Parent also will promptly request each Person (other than the Company) that has executed, within 12 months prior to the date of this Agreement, a confidentiality, standstill or similar agreement in connection with its consideration of a possible Parent Acquisition Transaction to return all confidential information heretofore furnished to such Person by or on behalf of Parent.

SECTION 5.  ADDITIONAL COVENANTS OF THE PARTIES

    5.1  Registration Statement; Joint Proxy Statement.

      (a) As promptly as practicable after the date of this Agreement, Parent and the Company shall prepare and cause to be filed with the SEC the Joint Proxy Statement, and Parent shall prepare and cause to be filed with the SEC the Form S-4 Registration Statement, in which the Joint Proxy Statement will be included as part of the prospectus. Each of Parent and the Company shall use its reasonable best efforts to cause the Form S-4 Registration Statement and the Joint Proxy Statement to comply with the rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. Parent will use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to Parent's stockholders, and the Company will use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to the Company's stockholders, as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act but in each case within five business days thereafter. The Company shall promptly furnish to Parent all information concerning the Constituent Corporations and the Company's stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If any event relating to any of the Constituent Corporations occurs, or if the Company becomes aware of any information, that should be disclosed in an amendment or supplement to the Form S-4 Registration Statement or the Joint Proxy Statement, then the Company shall promptly inform Parent thereof and shall cooperate with Parent in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the stockholders of the Company.

      (b) Prior to the Effective Time, Parent shall use its reasonable best efforts to obtain all regulatory approvals needed to ensure that the Parent Common Stock to be issued in the Merger will be registered or qualified under the securities law of every jurisdiction of the United States in which any registered holder of Company Common Stock has an address of record on the record date for determining the stockholders entitled to notice of and to vote at the Company Stockholders' Meeting; provided, however, that Parent shall not be required to (i) qualify to do business as a foreign corporation in any jurisdiction in which it is not now qualified, or (ii) file a general consent to service of process in any jurisdiction.

    5.2  Company Stockholders' Meeting.

      (a) The Company shall take all action necessary under all applicable Legal Requirements to call, give notice of and hold a meeting of the holders of Company Common Stock to vote on a proposal to adopt this Agreement (the "Company Stockholders' Meeting"). The Company Stockholders' Meeting shall be held (on a date selected by the Company in consultation with Parent) as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act but in any event within 45 calendar days thereafter. The Company shall ensure that all proxies solicited in connection with the Company Stockholders' Meeting are solicited in compliance with all applicable Legal Requirements.

      (b) Subject to Section 5.2(c): (i) the Joint Proxy Statement shall include a statement to the effect that the board of directors of the Company recommends that the Company's stockholders vote to adopt this Agreement and approve the Merger at the Company Stockholders' Meeting (the recommendation of the Company's board of directors that the Company's stockholders vote to adopt this Agreement and approve the Merger being referred to as the "Company Board Recommendation"); and (ii) the Company Board Recommendation shall not be withdrawn or modified in a manner adverse to Parent, and no resolution by the board of directors of the Company or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Parent shall be adopted or proposed.

      (c) Notwithstanding anything to the contrary contained in Section 5.2(b), at any time prior to the adoption of this Agreement by the Required Company Stockholder Vote, the Company Board Recommendation may be withdrawn or modified in a manner adverse to Parent if: (i) an unsolicited, bona fide written offer is made to the Company by a third party for a merger, consolidation, business combination, sale of substantial assets, sale of shares of capital stock (including without limitation by way of a tender offer) or similar transaction, and such offer is not withdrawn; (ii) the Company's board of directors determines in good faith (after consultation with an independent financial advisor) that such offer constitutes a Company Superior Offer; (iv) the Company's board of directors determines in good faith, based upon the advice of the Company's outside legal counsel, that, in light of such Company Superior Offer, the withdrawal or modification of the Company Board Recommendation is required in order for the Company's board of directors to comply with its fiduciary obligations to the Company's stockholders under applicable Legal Requirements; (v) the Company Board Recommendation is not withdrawn or modified in a manner adverse to Parent at any time prior to five business days after Parent receives written notice from the Company confirming that the Company's board of directors has determined that such offer is a Company Superior Offer; (vi) the Company shall have released Parent from the provisions of any standstill or similar agreement restricting Parent from acquiring securities of the Company; and (vii) neither the Company nor any of its Representatives shall have violated any of the restrictions set forth in Section 4.4.

      (d) The Company's obligation to call, give notice of and hold the Company Stockholders' Meeting in accordance with Section 5.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Company Superior Offer or other Company Acquisition Proposal, or by any withdrawal or modification of the Company Board Recommendation.

    5.3  Parent Stockholders' Meeting.

      (a) Parent shall take all action necessary to call, give notice of and hold a meeting of the holders of Parent Common Stock to vote on the Charter Amendment and the Share Issuance (the "Parent Stockholders' Meeting"), it being expressly understood that the stockholder vote for the Share Issuance will be expressly contingent on the stockholder vote for the Charter Amendment but the stockholder vote for the Charter Amendment will not be contingent on stockholder vote for the Share Issuance. The Parent Stockholders' Meeting will be held as promptly as practicable after the Company Stockholders' Meeting is held (but in any event within five business days thereafter). Parent shall ensure that all proxies solicited in connection with the Parent Stockholders' Meeting are solicited in compliance with all applicable Legal Requirements.

      (b) Subject to Section 5.3(c): (i) the Joint Proxy Statement shall include a statement to the effect that the board of directors of Parent recommends that Parent's stockholders vote to approve the Charter Amendment and the Share Issuance (the recommendation of Parent's board of directors that Parent's stockholders vote to approve the Charter Amendment and the Share Issuance being referred to as the "Parent Board Recommendation"); and (ii) the Parent Board

  Recommendation shall not be withdrawn or modified in a manner adverse to the Company, and no resolution by the board of directors of Parent or any committee thereof to withdraw or modify the Parent Board Recommendation in a manner adverse to the Company shall be adopted or proposed.

      (c) Notwithstanding anything to the contrary contained in Section 5.3(b), at any time prior to the approval of the Charter Amendment and the Share Issuance by the stockholders of Parent, the Parent Board Recommendation may be withdrawn or modified in a manner adverse to the Company if (i) an unsolicited, bona fide written offer is made to Parent by a third party for a merger, consolidation, business combination, sale of substantial assets, sale of shares of capital stock (including without limitation by way of a tender offer) or similar transaction, and such offer is not withdrawn; (ii) Parent's board of directors determines in good faith (after consultation with an independent financial advisor) that such offer constitutes a Parent Superior Offer; (iv) Parent's board of directors determines in good faith, based upon the advice of Parent's outside legal counsel, that, in light of such Parent Superior Offer, the withdrawal or modification of the Parent Board Recommendation is required in order for Parent's board of directors to comply with its fiduciary obligations to Parent's stockholders under applicable Legal Requirements; (v) the Parent Board Recommendation is not withdrawn or modified in a manner adverse to the Company at any time prior to five business days after the Company receives written notice from Parent confirming that Parent's board of directors has determined that such offer is a Parent Superior Offer; (vi) Parent shall have released the Company from the provisions of any standstill or similar agreement restricting the Company from acquiring securities of Parent; and (vii) neither Parent nor any of its Representatives shall have violated any of the restrictions set forth in Section 4.5.

      (d) Parent's obligation to call, give notice of and hold the Parent Stockholders' Meeting in accordance with Section 5.3(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Parent Superior Offer or other Parent Acquisition Proposal, or by any withdrawal or modification of the Parent Board Recommendation.

    5.4  Regulatory Approvals.  Each of the Company and Parent shall use its reasonable best efforts to file, as soon as practicable after the date of this Agreement, all notices, reports and other documents required to be filed with any Governmental Body with respect to the Merger and the other transactions contemplated by this Agreement, and to submit promptly any additional information requested by any such Governmental Body. Without limiting the generality of the foregoing, if Parent determines that it is so required, the Company and Parent shall, promptly after the date of this Agreement, prepare and file the notifications required under the HSR Act and any applicable foreign antitrust laws or regulations in connection with the Merger. The Company and Parent shall respond as promptly as practicable to (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation and (ii) any inquiries or requests received from any state attorney general, foreign antitrust authority or other Governmental Body in connection with antitrust or related matters. Each of the Company and Parent shall (1) give the other party prompt notice of the commencement or threat of commencement of any Legal Proceeding by or before any Governmental Body with respect to the Merger or any of the other transactions contemplated by this Agreement, (2) keep the other party informed as to the status of any such Legal Proceeding or threat, and (3) promptly inform the other party of any communication to or from the Federal Trade Commission, the Department of Justice or any other Governmental Body regarding the Merger. Except as may be prohibited by any Governmental Body or by any Legal Requirement, the Company and Parent will consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any Legal Proceeding under or relating to the HSR Act or any other foreign, federal or state antitrust or fair trade law. In addition, except as may be prohibited by any Governmental Body or by any Legal Requirement, in connection with any Legal Proceeding under or relating to the HSR Act or any other foreign, federal or state antitrust or fair trade law or any other similar Legal Proceeding, each of the Company and Parent will permit authorized Representatives of the other party to be present at each meeting or conference relating to any such Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Body in connection with any such Legal Proceeding. Notwithstanding anything to the contrary in this Section 5.4, neither Parent nor the Company nor any of their respective Subsidiaries shall be required to take any action that would reasonably be expected to substantially impair the overall benefits expected, as of the date hereof, to be realized from the consummation of the Merger.

    5.5  Stock Options.

      (a) Subject to Sections 5.5(b), at the Effective Time, all rights with respect to Company Common Stock under each Company Option then outstanding shall be converted into and become rights with respect to Parent Common Stock, and Parent shall assume each such Company Option in accordance with the terms and conditions (as in effect as of the date of this Agreement) of the stock option plan under which it was issued and the terms and conditions of the stock option agreement by which it is evidenced. From and after the Effective Time, (i) each Company Option assumed by Parent may be exercised solely for shares of Parent Common Stock, (ii) the number of shares of Parent Common Stock subject to each such Company Option shall be equal to the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounding down to the nearest whole share, (iii) the per share exercise price under each such Company Option shall be adjusted by dividing the per share exercise price under such Company Option by the Exchange Ratio and rounding up to the nearest cent, and (iv) any restriction on the exercise of any such Company Option shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Option shall otherwise remain unchanged; provided, however, that each Company Option assumed by Parent in accordance with this Section 5.5(a) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction effected subsequent to the Effective Time.

      (b) Notwithstanding anything to the contrary contained in this Section 5.5, in lieu of assuming outstanding Company Options in accordance with Section 5.5(a), Parent may, with the consent of each optionholder with respect to such optionholders options, cause such outstanding Company Options to be replaced by issuing reasonably equivalent replacement stock options in substitution therefor.

      (c) Prior to the Effective Time, the Company shall take all action that may be necessary (under the plans pursuant to which Company Options are outstanding and otherwise) to effectuate the provisions of this Section 5.5 and to ensure that, from and after the Effective Time, holders of Company Options have no rights with respect thereto other than those specifically provided in this Section 5.5.

      (d) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery under the Company Options Plans assumed in accordance with this Section 5.5.

      (e) As soon as practicable after the Effective Time, Parent shall deliver to the participants in the Company's Option Plans appropriate notice setting forth such participant's rights pursuant thereto and the grants pursuant to the Company's Option Plans shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 5.5 after giving effect to the Merger)

      (f)  As of the Effective Time, the Company ESPP shall be terminated. The rights of participants in the Company ESPP with respect to any offering period then underway under the Company ESPP shall be determined by treating the last business day prior to the Effective Time as the last day of such offering period and by making such other pro-rata adjustments as may be necessary to reflect the shortened offering period but otherwise treating such shortened offering period as a fully effective and completed offering period for all purposes under the Company ESPP. Prior to the Effective Time, the Company shall take all actions (including, if appropriate, amending the terms of the Company ESPP) that are necessary to give effect to the transactions contemplated by this Section 5.5(f).

    5.6  Employee Benefits.  Parent agrees that all employees of the Company who continue employment with Parent or the Surviving Corporation after the Effective Time ("Continuing Employees") shall be eligible to continue to participate in the Surviving Corporation's health, vacation and other employee benefit plans; provided, however, that (a) nothing in this Section 5.6 or elsewhere in this Agreement shall limit the right of Parent or the Surviving Corporation to amend or terminate any such health, vacation or other employee benefit plan at any time, and (b) if Parent or the Surviving Corporation terminates any such health, vacation or other employee benefit plan, then, subject to any necessary transition period, the Continuing Employees shall be eligible to participate in Parent's health, vacation and other employee benefit plans, to substantially the same extent as employees of Parent in similar positions and at similar grade levels. Nothing in this Section 5.6 or elsewhere in this Agreement shall be construed to create a right in any employee to employment with Parent, the Surviving Corporation or any other Subsidiary of Parent and, subject to any other binding written agreement between an employee and Parent or the Surviving Corporation, the employment of each Continuing Employee shall be "at will" employment. The Company agrees to terminate the Company 401(k) plan effective as of the Effective Time.

    5.7  Indemnification of Officers and Directors.

      (a) All rights to indemnification existing in favor of those Persons who are directors and officers of the Company prior to or as of the date of this Agreement (the "Indemnified Persons") for acts and omissions occurring prior to the Effective Time, as provided in the Company's certificate of incorporation and bylaws (as in effect as of the date of this Agreement) and as provided in any arrangements (as in effect as of the date of this Agreement) in the forms disclosed in the Company Disclosure Schedule by the Company to Parent prior to the date of this Agreement, shall survive the Merger and shall be observed by the Surviving Corporation to the fullest extent permitted by Delaware law for a period of five years from the Effective Time.

      (b) From the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation shall maintain in effect, for the benefit of the Indemnified Persons with respect to acts or omissions occurring prior to the Effective Time, the existing policy of directors' and officers' liability insurance maintained by the Company as of the date of this Agreement in the form disclosed by the Company to Parent prior to the date of this Agreement (the "Existing Policy"); provided, however, that (i) the Surviving Corporation may substitute for the Existing Policy a policy or policies of comparable coverage, and (ii) the Surviving Corporation shall not be required to pay annual premiums for the Existing Policy (or for any substitute policies) in excess of 200% of the annual premium payable under the Existing Policy as of the date hereof (which the Company has represented to Parent is $280,000 per annum). In the event any future annual premiums for the Existing Policy (or any substitute policies) exceed 200% of such current annual premium, the Surviving Corporation shall be entitled to reduce the amount of coverage of the Existing Policy (or any substitute policies) to the amount of coverage that can be obtained for a premium equal to 200% of such current annual premium.

      (c) The provisions of this Section 5.7 are intended to be an addition to the rights otherwise available to the current officers and directors of the Company by law, charter, statute, bylaws or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the Indemnified Persons.

    5.8  Additional Agreements.

      (a) Each of Parent and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing each party to this Agreement (i) shall make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Merger and the other transactions contemplated by this Agreement; (ii) shall use its reasonable best efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the Merger or any of the other transactions contemplated by this Agreement; and (iii) shall use its reasonable best efforts to lift any restraint, injunction or other legal bar to the Merger. Each party shall promptly deliver to the other a copy of each such filing made, each such notice given and each such Consent obtained by it during the Pre-Closing Period.

    5.9  Public Disclosure.  Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statement with respect to the Merger, this Agreement or any of the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, each party shall not, and shall not permit any of its Representatives to, make any disclosure regarding the Merger, this Agreement or any of the other transactions contemplated by this Agreement unless (a) the other party shall have approved such disclosure, or (b) the disclosing party shall have been advised in writing by its outside legal counsel that such disclosure is required by applicable Legal Requirements.

    5.10  Tax Matters.  At or prior to the filing of the Form S-4 Registration Statement, the Company and Parent shall execute and deliver to Cooley Godward llp and to Hale and Dorr LLP tax representation letters in customary form. Parent, Merger Sub and the Company shall each confirm to Cooley Godward llp and to Hale and Dorr LLP the accuracy and completeness as of the Effective Time of the tax representation letters delivered pursuant to the immediately preceding sentence. Each of Parent and the Company shall use its reasonable best efforts prior to the Effective Time to cause the Merger to qualify as a reorganization under Section 368(a)(1) of the Code. Following delivery of the tax representations letters pursuant to the first sentence of this Section 5.10, each of Parent and the Company shall use its reasonable efforts to cause Cooley Godward llp and Hale and Dorr LLP, respectively, to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K promulgated under the Securities Act. In rendering such opinions, each of such counsel shall be entitled to rely on the tax representation letters referred to in this Section 5.10.

    5.11  Resignation of Directors.  The Company shall use its reasonable best efforts to obtain and deliver to Parent prior to the Closing the resignation of each director of each of the Constituent Corporations, effective as of the Effective Time.

    5.12  Listing.  Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock being issued in the Merger to be approved for quotation (subject to official notice of issuance) on the Nasdaq National Market.

    5.13  Takeover Laws; Advice of Changes.

      (a) If any Takeover Law may become, or may purport to be, applicable to the transactions contemplated in this Agreement, each of Parent and the Company and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable, and in any event prior to the Termination Date, on the terms and conditions contemplated hereby and thereby and otherwise act to eliminate the effect of any Takeover Law on any of the transactions contemplated by this Agreement.

      (b) Each of the Company and Parent will give prompt notice to the other (and will subsequently keep the other informed on a current basis of any developments related to such notice) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that (i) is reasonably likely to result in any Material Adverse Effect with respect to it, (ii) would cause or constitute a breach of any representations, warranties or covenants contained herein or (iii) is reasonably likely to result in any of the conditions set forth in Section 6 or Section 7 not being able to be satisfied prior to the Termination Date.

    5.14  Form S-8; Section 16.  Parent agrees to file a registration statement on Form S-8 for the shares of Parent Common Stock issuable with respect to assumed Company Stock Options and options to acquire shares of Company Common Stock issued and outstanding outside the Company Stock Option Plans as soon as is reasonably practicable after the Effective Time and keep such registration statement effective until all shares registered thereunder have been issued. In addition, Parent shall, prior to the Effective Time, cause Parent's Board of Directors to approve the issuance of shares of Parent Common Stock (including shares of Parent Common Stock to be issued in connection with the exercise of any Company Options assumed by Parent under Section 5.5), with respect to any employees of the Company who will become subject to the reporting requirements of Section 16 of the Exchange Act to the extent necessary for such issuance to be an exempt acquisition pursuant to SEC Rule 16b-3, provided, however, that Parent shall not be deemed to have violated this covenant if the Company does not provide to the Board of Directors of Parent all information reasonably requested by Parent for the purpose of effecting such exemption. Prior to the Effective Time, the board of directors of the Company shall approve the disposition of Company Common Stock in connection with the Merger by those directors and officers of the Company subject to the reporting requirements of Section 16 of the Exchange Act to the extent necessary for such disposition to be an exempt disposition pursuant to SEC Rule 16b-3.

SECTION 6.  CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB

    The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction or written waiver, at or prior to the Closing, of each of the following conditions:

    6.1  Accuracy of Representations.  The representations and warranties of the Company contained in this Agreement shall be accurate in all respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date), provided, however, that for the purposes of this paragraph, such representations and warranties shall be deemed to be accurate unless the failure or failures of such representations and warranties to be accurate, either individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect on the Constituent Corporations, taken as a whole; it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all "Material Adverse Effect" qualifications and other materiality qualifications, and any similar qualifications, contained in such representations and warranties shall be disregarded, and (ii) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded.

    6.2  Performance of Covenants.  Each covenant or obligation that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

    6.3  Effectiveness of Registration Statement.  The Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order shall have been issued, and no proceeding for that purpose shall have been initiated or be threatened, by the SEC with respect to the Form S-4 Registration Statement.

    6.4  Stockholder Approval.  This Agreement shall have been duly adopted by the Required Company Stockholder Vote, and the Charter Amendment and the Share Issuance shall have been duly approved by the Required Parent Stockholder Vote.

    6.5  Consents.  The Consents identified in Part 6.5 of the Company Disclosure Schedule shall have been obtained and shall be in full force and effect, and all other Consents required to be obtained by the Company in connection with the Merger and the other transactions contemplated by this Agreement shall have been obtained and shall be in full force and effect, except for such other Consents the failure of which to be obtained would not reasonably be expected to have a Material Adverse Effect on the Constituent Corporations taken as a whole.

    6.6  Agreements and Documents.  Parent shall have received the following agreements and documents, each of which shall be in full force and effect:

      (a) The Employment Agreement;

      (b) a legal opinion of Cooley Godward llp, dated as of the Closing Date and addressed to Parent, to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code (it being understood that (i) in rendering such opinion, Cooley Godward llp may rely upon the tax representation letters referred to in Section 5.10, and (ii) if Cooley Godward llp does not render such opinion or withdraws or modifies such opinion, this condition shall nonetheless be deemed to be satisfied if Hale and Dorr LLP renders such opinion to Parent);

      (c) a certificate executed on behalf of the Company by its Chief Executive Officer and its Chief Financial Officer confirming that each of the conditions set forth in Sections 6.1, 6.2, 6.4 (as it relates to the Required Company Stockholder Vote), 6.5, 6.8, 6.9 and 6.10 have been duly satisfied; and

      (d) the written resignations of all directors of each of the Constituent Corporations, effective as of the Effective Time.

    6.7  Listing.  The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing (subject to official notice of issuance) on The Nasdaq National Market.

    6.8  No Restraints.  No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

    6.9  No Governmental Litigation.  There shall not be pending or threatened any Legal Proceeding in which a Governmental Body is or is threatened to become a party or is otherwise involved: (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement; (b) relating to the Merger and seeking to obtain from Parent or any of its Subsidiaries any damages that may be material to Parent; (c) seeking to prohibit or limit in any material respect Parent's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; (d) which would materially and adversely affect the right of Parent, the Surviving Corporation or any Subsidiary of Parent to own the assets or operate the business of the Constituent Corporations; or (e) seeking to compel Parent or the Company, or any Subsidiary of Parent or the Company, to dispose of or hold separate any material assets, as a result of the Merger or any of the other transactions contemplated by this Agreement.

    6.10  No Other Litigation.  There shall not be pending or threatened any Legal Proceeding related to the transactions contemplated by this Agreement in which, in the reasonable judgment of Parent, there is a reasonable possibility of an outcome that would reasonably be expected to have a Material Adverse Effect on the Constituent Corporations or on Parent.

    6.11  Charter Amendment.  The Charter Amendment shall have become effective in accordance with the provisions of the DGCL.

SECTION 7.  CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY

    The obligation of the Company to effect the Merger and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction or written waiver, at or prior to the Closing, of each of the following conditions:

    7.1  Accuracy of Representations.  The representations and warranties of Parent and Merger Sub contained in this Agreement shall be accurate in all respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date), provided, however, that for the purposes of this paragraph, such representations and warranties shall be deemed to be accurate unless the failure or failures of such representations and warranties to be accurate, either individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole; it being understood that, for purposes of determining the accuracy of such representations and warranties as of the Closing Date, (i) all "Material Adverse Effect" qualifications and other materiality qualifications, and any similar qualifications, contained in such representations and warranties shall be disregarded, and (ii) any update of or modification to the Parent Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded.

    7.2  Performance of Covenants.  Each covenant and obligation that Parent and Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

    7.3  Effectiveness of Registration Statement.  The Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order shall have been issued, and no proceeding for that purpose shall have been initiated or be threatened, by the SEC with respect to the Form S-4 Registration Statement.

    7.4  Stockholder Approval.  This Agreement shall have been duly adopted by the Required Company Stockholder Vote, and the Charter Amendment and the Share Issuance shall have been duly approved by the Required Parent Stockholder Vote.

    7.5  Consents.  The Consents identified in Part 7.5 of the Parent Disclosure Schedule shall have been obtained and shall be in full force and effect, and all other Consents required to be obtained by Parent in connection with the Merger and the other transactions contemplated by this Agreement shall have been obtained and shall be in full force and effect, except for such other Consents the failure of which to be obtained would not reasonably be expected to have a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole

    7.6  Documents.  The Company shall have received the following documents:

      (a) a legal opinion of Hale and Dorr LLP dated as of the Closing Date, to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code (it being understood that (i) in rendering such opinion, Hale and Dorr LLP may rely upon the tax representation letters referred to in Section 5.10, and (ii) if Hale and Dorr LLP does not render such opinion or withdraws or modifies such opinion, this condition shall nonetheless be deemed to be satisfied if Cooley Godward llp renders such opinion to the Company); and

      (b) a certificate executed on behalf of Parent by an executive officer of Parent, confirming that each of the conditions set forth in Sections 7.1, 7.2, 7.4 (as it relates to the Required Parent Stockholder Vote) and 7.9 have been duly satisfied.

    7.7  Listing.  The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing (subject to official notice of issuance) on the Nasdaq National Market.

    7.8  No Restraints.  No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

    7.9  No Governmental Litigation.  There shall not be pending or threatened any Legal Proceeding in which a Governmental Body is or is threatened to become a party or is otherwise involved: (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement; (b) relating to the Merger and seeking to obtain from the Constituent Companies any damages that may be material to the Company; (c) seeking to prohibit or limit in any material respect Parent's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; (d) which would materially and adversely affect the right of Parent, the Surviving Corporation or any Subsidiary of Parent to own the assets or operate the business of the Constituent Corporations; or (e) seeking to compel Parent or the Company, or any Subsidiary of Parent or the Company, to dispose of or hold separate any material assets, as a result of the Merger or any of the other transactions contemplated by this Agreement.

    7.10  No Other Litigation.  There shall not be pending or threatened any Legal Proceeding related to the transactions contemplated by this Agreement in which, in the reasonable judgment of the Company, there is a reasonable possibility of an outcome that would reasonably be expected to have a Material Adverse Effect on the Constituent Corporations or on Parent.

    7.11  Charter Amendment.  The Charter Amendment shall have become effective in accordance with the provisions of the DGCL.

SECTION 8.  TERMINATION

    8.1  Termination.  This Agreement may be terminated prior to the Effective Time, whether before or after adoption of this Agreement by the Company's stockholders and whether before or after approval of the Charter Amendment or the Share Issuance in the Merger by Parent's stockholders:

      (a) by mutual written consent of Parent and the Company;

      (b) by either Parent or the Company if the Merger shall not have been consummated by August 10, 2001 (the "Termination Date") (unless the failure to consummate the Merger is attributable to a failure on the part of the party seeking to terminate this Agreement to perform any material obligation required to be performed by such party at or prior to the Effective Time);

      (c) by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

      (d) by either Parent or the Company if (i) the Company Stockholders' Meeting (including any adjournments or postponements thereof) shall have been held and completed and the Company's stockholders shall have taken a final vote on a proposal to adopt this Agreement, and (ii) this Agreement shall not have been adopted at such meeting by the Required Company Stockholder Vote (and shall not have been adopted at any adjournment or postponement thereof); provided, however, that (A) a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(d) if the failure to obtain the Required Company Stockholder Vote is attributable to a failure on the part of such party to perform any material obligation required to be performed by such party at or prior to the Effective Time, and (B) the Company shall not be permitted to terminate this Agreement pursuant to this Section 8.1(d) unless the Company shall have made the payment required to be made to Parent pursuant to Section 8.3(a) and shall have paid to Parent any fee required to be paid to Parent pursuant to Section 8.3(b);

      (e) by either Parent or the Company if (i) the Parent Stockholders' Meeting (including any adjournments or postponements thereof) shall have been held and completed and Parent's stockholders shall have taken a final vote on the Charter Amendment and the Share Issuance, and (ii) the Charter Amendment and the Share Issuance shall not have been approved at such meeting (and shall not have been approved at any adjournment or postponement thereof) by the Required Parent Stockholder Vote; provided, however, that (A) a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(e) if the failure to obtain the Required Parent Stockholder Vote is attributable to a failure on the part of such party to perform any material obligation required to be performed by such party at or prior to the Effective Time, and (B) Parent shall not be permitted to terminate this Agreement pursuant to this Section 8.1(e) unless Parent shall have made the payment required to be made to the Company pursuant to Section 8.3(a), and shall have paid to the Company any fee required to be paid to the Company pursuant to Section 8.3(c).

      (f)  by Parent (at any time prior to the adoption of this Agreement by the Required Company Stockholder Vote) if a Company Triggering Event shall have occurred;

      (g) by the Company (at any time prior to the approval of the Charter Amendment and the Share Issuance by the Required Parent Stockholder Vote) if a Parent Triggering Event shall have occurred;

      (h) by Parent if (i) any of the Company's representations and warranties contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in Section 6.1 would not be satisfied (it being understood that, for purposes of determining the accuracy of such representations and warranties as of the date of this Agreement or at any subsequent date, (A) all "Material Adverse Effect" qualifications and other materiality qualifications, and any similar qualifications, contained in such representations and warranties shall be disregarded and (B) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded), or (ii) any of the Company's covenants contained in this Agreement shall have been breached such that the condition set forth in Section 6.2 would not be satisfied; provided, however, that, in the case of (i) or (ii) above, if an inaccuracy in the Company's representations and warranties or a breach of a covenant by the Company is reasonably capable of being cured by the Company prior to the Termination Date and the Company is continuing to exercise its reasonable best efforts to cure such inaccuracy or breach, then Parent may not terminate this Agreement under this Section 8.1(h) on account of such inaccuracy or breach until the 30th calendar day from the date on which such inaccuracy or breach became known to Parent or the Company; or

      (i)  by the Company if (i) any of Parent's representations and warranties contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in Section 7.1 would not be satisfied (it being understood that, for purposes of determining the accuracy of such representations and warranties as of the date of this Agreement or at any subsequent date, (A) all "Material Adverse Effect" qualifications and other materiality qualifications, and any similar qualifications, contained in such representations and warranties shall be disregarded and (B) any update of or modification to the Parent Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded), or (ii) any of Parent's covenants contained in this Agreement shall have been breached such that the condition set forth in Section 7.2 would not be satisfied; provided, however, that, in the case of (i) or (ii) above, if an inaccuracy in Parent's representations and warranties or a breach of a covenant by Parent is reasonably capable of being cured by Parent prior to the Termination Date and Parent is continuing to exercise its reasonable best efforts to cure such inaccuracy or breach, then the Company may not terminate this Agreement under this Section 8.1(i) on account of such inaccuracy or breach until the 30th calendar day form the date on which such inaccuracy or breach became known to Parent or the Company.

    8.2  Effect of Termination.  In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect; provided, however, that (i) this Section 8.2, Section 8.3 and Section 9 shall survive the termination of this Agreement and shall remain in full force and effect, and (ii) the termination of this Agreement shall not relieve any party from any liability or damages for any willful breach of any provision contained in this Agreement.

    8.3  Expenses; Termination Fees.

      (a) Expenses. Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that: (i) Parent and the Company shall share equally all fees and expenses, other than attorneys' fees, incurred in connection with (A) the filing, printing and mailing of the Form S-4 Registration Statement and the Joint Proxy Statement and any amendments or supplements thereto and (B) the filing of any premerger notification and report forms (if required) relating to the Merger under the HSR Act and the filing of any notice or other document under any applicable foreign antitrust law or regulation; (ii) if this Agreement is terminated by Parent pursuant to Section 8.1(h) or by Parent or the Company pursuant to Section 8.1(d), then, at the time specified in the next sentence, the Company shall make a nonrefundable cash payment to Parent (in addition to any other amount that may be payable pursuant to Section 8.3(b) as a result of termination in case of Section 8.1(d) or otherwise), in an amount equal to the aggregate amount of all fees and expenses (including all attorneys' fees, accountants' fees, financial advisory fees and filing fees) that have been paid or that may become payable by or on behalf of Parent in connection with the preparation and negotiation of this Agreement and otherwise in connection with the Merger, provided that in no event shall such fees and expenses exceed $200,000; and (iii) if this Agreement is terminated by the Company pursuant to Section 8.1(i) or by Parent or the Company pursuant to Section 8.1(e), then, at the time specified in the last sentence of this Section 8.3(a), Parent shall make a nonrefundable cash payment to the Company (in addition to any other amounts pursuant to Section 8.3(c) as a result of termination in case of Section 8.1(e) or otherwise), in an amount equal to the aggregate amount of all fees and expenses (including all attorneys' fees, accountants fees, financial advisory fees and filing fees) that have been paid or that may become payable by or on behalf of the Company in connection with the preparation and negotiation of this Agreement and otherwise in connection with the Merger, provided that in no event shall such fees and expenses exceed $200,000. In the case of termination of this Agreement by the Company pursuant to Section 8.1(d), the nonrefundable payment referred to in clause "(ii)" of the proviso to the first sentence of this Section 8.3(a) shall be made by the Company prior to such termination; and in the case of termination of this Agreement by Parent pursuant to Section 8.1(h) or Section 8.1(d), the nonrefundable payment referred to in clause "(ii)" of the proviso to the first sentence of this Section 8.3(a) shall be made by the Company within two business days after such termination. In the case of termination of this Agreement by Parent pursuant to Section 8.1(e), the nonrefundable payment referred to in clause "(iii)" of the proviso to the first sentence of this Section 8.3(a) shall be made by Parent prior to such termination; and in the case of termination of this Agreement by the Company pursuant to Section 8.1(i) or Section 8.1(e), the nonrefundable payment referred to in clause "(iii)" of the proviso to the first sentence of this Section 8.3(a) shall be paid by Parent within two business days after such termination.

      (b) Termination Fee Payable by the Company.

         (i) If (A) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(d) and at or prior to the time of such termination a Company Acquisition Proposal shall have been disclosed, announced, commenced, submitted or made, or (B) this Agreement is terminated by Parent pursuant to Section 8.1(f), then, in either such case, the Company shall pay to Parent, in cash at the time specified in the next sentence (and in addition to any payment required to be made pursuant to Section 8.3(a)), a nonrefundable fee in the amount of $1,000,000. In the case of termination of this Agreement by the Company pursuant to Section 8.1(d), the fee referred to in the preceding sentence shall be paid by the Company prior to such termination, and in the case of termination of this Agreement by Parent pursuant to Section 8.1(d) or Section 8.1(f), the fee referred to in the preceding sentence shall be paid by the Company within two business days after such termination.

        (ii) The Company acknowledges that the agreements contained in this Section 8.3(b) are an integral part of the transaction contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if the Company fails to pay in a timely manner the amounts due pursuant to this Section 8.3(b) and, in order to obtain such payment, Parent makes a claim that results in a judgment against the Company for the amounts set forth in this Section 8.3(b), the Company shall pay to Parent its costs and expenses (including attorneys' fee and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 8.3(b) at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made. Payment of the fees and expenses described in this Section 8.3 shall not be in lieu of damages incurred in the event of willful breach of this Agreement.

      (c) Termination Fee Payable by Parent

         (i) If (A) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(e) and at or prior to the time of such termination a Parent Acquisition Proposal shall have been disclosed, announced, commenced, submitted or made, or (B) this Agreement is terminated by the Company pursuant to Section 8.1(g), then, in either such case, the Parent shall pay to the Company, in cash at the time specified in the next sentence (and in addition to any payment required to be made pursuant to Section 8.3(a)), a nonrefundable fee in the amount of $1,000,000. In the case of termination of this Agreement by the Parent pursuant to Section 8.1(e), the fee referred to in the preceding sentence shall be paid by Parent prior to such termination, and in the case of termination of this Agreement by the Company pursuant to Section 8.1(e) or Section 8.1(g), the fee referred to in the preceding sentence shall be paid by Parent within two business days after such termination.

        (ii) Parent acknowledges that the agreements contained in this Section 8.3(c) are an integral part of the transaction contemplated by this Agreement, and that, without these agreements, the Company would not enter into this Agreement; accordingly, if Parent fails to pay in a timely manner the amounts due pursuant to this Section 8.3(c) and, in order to obtain such payment, the Company makes a claim that results in a judgment against Parent for the amounts set forth in this Section 8.3(c). Parent shall pay to the Company its costs and expenses (including attorneys' fee and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 8.3(c) at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made. Payment of the fees and expenses described in this Section 8.3 shall not be in lieu of damages incurred in the event of willful breach of this Agreement.

SECTION 9.  MISCELLANEOUS PROVISIONS

    9.1  Amendment.  This Agreement may be amended with the approval of the respective boards of directors of the Company and Parent at any time (whether before or after adoption of this Agreement by the stockholders of the Company and whether before or after approval of the Charter Amendment or the Share Issuance by Parent's stockholders); provided, however, that (i) after any such adoption of this Agreement by the Company's stockholders, no amendment shall be made which by law requires further approval of the stockholders of the Company without the further approval of such stockholders, and (ii) after any such approval of the Share Issuance by Parent's stockholders, no amendment shall be made which by law or NASD regulation requires further approval of Parent's stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

    9.2  Waiver.

      (a) No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

      (b) No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

    9.3  No Survival of Representations and Warranties.  None of the representations, warranties or agreements contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Merger, except for the agreements contained in Sections 1.5, 1.6, 1.8, 5.5, 5.6, 5.7, 5.14 and Article IX.

    9.4  Entire Agreement; Counterparts.  This Agreement constitutes the entire agreement among the parties hereto and, except as provided for in Section 4.1(a) and 4.1(b), supersedes the Mutual Nondisclosure Agreement dated February 23, 2001 between the Company and Parent, as amended as of March 13, 2001 (the "Nondisclosure Agreement") and all other prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof; provided, however, that the provisions of the Nondisclosure Agreement relating to the protection of confidential information (Sections 2, 3, 4 and 5) and relating to certain standstill arrangements (Section 9) shall not be superseded and shall remain in full force and effect. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

    9.5  Applicable Law; Jurisdiction.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. In any action between any of the parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement: (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in the State of Delaware; (b) if any such action is commenced in a state court, then, subject to applicable law, no party shall object to the removal of such action to any federal court located in the State of Delaware; (c) each of the parties irrevocably waives the right to trial by jury; and (d) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice in accordance with Section 9.9.

    9.6  Disclosure Schedule.  The Company Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered sections contained in Section 2, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered or lettered section in Section 2, and shall qualify other numbered or lettered part in Section 2 only to the extent that it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other part. The Parent Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered sections contained in Section 3, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered or lettered section in Section 3, and shall qualify other numbered or lettered part in Section 3 only to the extent that it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other part.

    9.7  Attorneys' Fees.  In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys' fees and all other reasonable costs and expenses incurred in such action or suit.

    9.8  Assignability.  This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the Company's rights hereunder may be assigned by the Company without the prior written consent of Parent, and any attempted assignment of this Agreement or any of such rights by the Company without such consent shall be void and of no effect. Prior to the Effective Time, Parent shall not assign any of its rights under this Agreement to any Person. Except as provided in Section 5.7, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

    9.9  Notices.  Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

      if to Parent or Merger Sub:

      First Virtual Communications, Inc.
      3393 Octavius Drive
      Santa Clara, CA 95054
      Attention: Ralph Ungermann
      Fascimilie No: (408) 748-2241

      with a copy to (which copy shall not constitute notice hereunder):

      Carl R. Sanchez, Esq.
      Cooley Godward LLP
      4365 Executive Drive
      Suite 1100
      San Diego, CA 92121-2128
      Facsimile No. (858) 453-3555

      if to the Company:

      CUseeMe Networks, Inc.
      542 Amherst Street
      Nashua, NH 03063
      Attention: Killko Caballero
      Fascimilie No: (603) 883-7920

      with a copy to (which copy shall not constitute notice hereunder):

      Mark L. Johnson, Esq.
      Hale and Dorr LLP
      60 State Street
      Boston, MA 02109
      Facsimile No. (617) 526-5000

    9.10  Cooperation.  The Company agrees to cooperate fully with Parent and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by Parent to evidence or reflect the transactions contemplated by this Agreement and to carry out the intent and purposes of this Agreement.

    9.11  Construction.

      (a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

      (b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

      (c) As used in this Agreement, the words "include" and "including," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation."

      (d) Except as otherwise indicated, all references in this Agreement to "Sections" and "Exhibits" are intended to refer to Sections of this Agreement and Exhibits to this Agreement.

    In Witness Whereof, the parties have caused this Agreement to be executed as of the date first above written.

FIRST VIRTUAL COMUNICATIONS, INC.
/s/ RALPH UNGERMANN
Name: Ralph Ungermann
Title:
FVC ACQUISITION CORP.
By:/s/ RANDY ACRES
Name: Randy Acres
Title:
CUSEEME NETWORKS, INC.
By:/s/ KILLKO CABALLERO
Name: Killko Caballero
Title: Chairman, CEO and President

EXHIBITS

Exhibit A	Certain Definitions
Exhibit B	Form of Employment Agreement
Exhibit C	Board of Directors

EXHIBIT A

CERTAIN DEFINITIONS

    For purposes of the Agreement (including this Exhibit A):

    Agreement.  "Agreement" shall mean the Agreement and Plan of Merger and Reorganization to which this Exhibit A is attached, as it may be amended from time to time.

    Company Acquisition Proposal.  "Company Acquisition Proposal" shall mean any offer, proposal, inquiry or indication of interest (other than an offer, proposal, inquiry or indication of interest by Parent) contemplating or otherwise relating to any Company Acquisition Transaction.

    Company Acquisition Transaction.  "Company Acquisition Transaction" shall mean any transaction or series of transactions involving:

      (a) any merger, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, tender offer, exchange offer or other similar transaction in which (i) any of the Constituent Corporations is a constituent corporation, (ii) a Person or "group" (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of any of the Constituent Corporations, or (iii) any of the Constituent Corporations issues securities representing more than 20% of the outstanding securities of any class of voting securities of any of the Constituent Corporations;

      (b) any direct or indirect sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or of assets or rights that constitute or account for 20% or more of the consolidated net revenues, net income or assets of the Constituent Corporations; or

      (c) any liquidation or dissolution of any of the Constituent Corporations.

    Company Common Stock.  "Company Common Stock" shall mean the Common Stock, $0.01 par value per share, of the Company.

    Company Disclosure Schedule.  "Company Disclosure Schedule" shall mean the disclosure schedule that has been prepared by the Company in accordance with the requirements of Section 9.6 of the Agreement and that has been delivered by the Company to Parent on the date of the Agreement.

    Company Preferred Stock.  "Company Preferred Stock" shall mean the Preferred Stock, $0.01 par value per share, of the Company.

    Company Stock Option Plans.  "Company Stock Option Plans" shall mean the Company 1992 Stock Option Plan, the Company 1993 Stock Option Plan, the Company 1994 Stock Option Plan, the Company 1995 Stock Option Plan, the Company 1996 Incentive and Nonqualified Stock Option Plan, the Company 1997 Director Stock Option Plan and all stock option agreements evidencing option grants under each of the foregoing stock option plans.

    Company Superior Offer.  "Company Superior Offer" shall mean an unsolicited, bona fide written offer made by a third party for a merger, consolidation, business combination, sale of substantial assets, sale of shares of capital stock (including without limitation by way of a tender offer) or similar transaction on terms that the board of directors of the Company determines, in its reasonable judgment, after consultation with an independent financial advisor, to be more favorable to the Company's stockholders over the long term than the terms of the Merger; provided, however, that any such offer shall not be deemed to be a "Company Superior Offer" if any financing required to consummate the transaction contemplated by such offer is not committed or is not reasonably capable of being obtained by such third party on a timely basis.

    Company Triggering Event.  A "Company Triggering Event" shall be deemed to have occurred if: (i) the board of directors of the Company shall have failed to recommend that the Company stockholders vote to adopt this Agreement and approve the Merger or shall have withdrawn or modified in a manner adverse to Parent the Company Board Recommendation; (ii) the Company shall have failed to include in the Joint Proxy Statement the Company Board Recommendation or a statement to the effect that the board of directors of the Company has determined and believes that the Merger is in the best interests of the Company's stockholders; (iii) the board of directors of the Company fails to reaffirm the Company Board Recommendation, or fails to reaffirm its determination that the Merger is in the best interests of the Company's stockholders, within five business days after Parent requests in writing that such recommendation or determination be reaffirmed; (iv) the board of directors of the Company shall have approved, endorsed or recommended any Company Acquisition Proposal; (v) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Company Acquisition Proposal; (vi) the Company shall have failed to hold the Company Stockholders' Meeting as promptly as practicable and in any event within 45 days after the Form S-4 Registration Statement is declared effective under the Securities Act; (vii) a tender or exchange offer relating to securities of the Company shall have been commenced and the Company shall not have sent to its securityholders, within ten business days after the commencement of such tender or exchange offer, a statement disclosing that the Company recommends rejection of such tender or exchange offer it being understood that taking no position or indicating its inability to take a position does not constitute recommending a rejection of such tender or exchange offer or (viii) a Company Acquisition Proposal is publicly announced, and the Company (A) fails to issue a press release announcing its opposition to such Company Acquisition Proposal within five business days after such Company Acquisition Proposal is announced or (B) otherwise fails to actively oppose such Company Acquisition Proposal.

    Consent.  "Consent" shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

    Constituent Corporation Contract.  "Constituent Corporation Contract" shall mean any Contract: (a) to which any of the Constituent Corporations is a party; (b) by which any of the Constituent Corporations or any asset of any of the Constituent Corporations is or may become bound or under which any of the Constituent Corporations has, or may become subject to, any obligation; or (c) under which any of the Constituent Corporations has or may acquire any right or interest.

    Constituent Corporation Proprietary Asset.  "Constituent Corporation Proprietary Asset" shall mean any Proprietary Asset owned by or licensed to any of the Constituent Corporations or otherwise used by any of the Constituent Corporations.

    Contract.  "Contract" shall mean any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

    Encumbrance.  "Encumbrance" shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

    Entity.  "Entity" shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

    Exchange Act.  "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder.

    Excluded Shares:  "Excluded Shares" shall mean any shares of Company Common Stock held as of the Effective Time (i) by Parent, Merger Sub or any Subsidiary of Parent or Merger Sub, (ii) by the Company or any Subsidiary of the Company or (iii) by the Company as treasury shares.

    ERISA.  "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

    Form S-4 Registration Statement.  "Form S-4 Registration Statement" shall mean the registration statement on Form S-4 to be filed with the SEC by Parent in connection with issuance of Parent Common Stock in the Merger, as said registration statement may be amended prior to the time it is declared effective by the SEC.

    Governmental Authorization.  "Governmental Authorization" shall mean any: (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

    Governmental Body.  "Governmental Body" shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or Entity and any court or other tribunal).

    HSR Act.  "HSR Act" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder.

    Joint Proxy Statement.  "Joint Proxy Statement" shall mean the joint proxy statement/prospectus to be sent to the Company's stockholders in connection with the Company Stockholders' Meeting and to Parent's stockholders in connection with the Parent Stockholders' Meeting.

    Legal Proceeding.  "Legal Proceeding" shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

    Legal Requirement.  "Legal Requirement" shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the NASD).

    Material Adverse Effect.  An event, violation, inaccuracy, circumstance or other matter will be deemed to have a "Material Adverse Effect" on the Constituent Corporations if such event, violation, inaccuracy, circumstance or other matter (considered together with all other matters that would constitute exceptions to the representations and warranties set forth in the Agreement but for the presence of "Material Adverse Effect" or other materiality qualifications, or any similar qualifications, in such representations and warranties) had or would reasonably be expected to have or give rise to a material adverse effect on (i) the business, condition, capitalization, assets, liabilities, operations or financial performance of the Constituent Corporations taken as a whole, (ii) the ability of the Company to consummate the Merger or any of the other transactions contemplated by this Agreement or to perform any of its obligations under this Agreement prior to the Termination Date, or (iii) Parent's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; provided however, that in no event shall any of the following, in and of themselves, constitute a Material Adverse Effect on the Company: (A) any change in the business, condition, capitalization, assets, liabilities, operations or financial performance of the Company and its Subsidiaries taken as a whole caused by, related to or resulting from, directly or indirectly, the transactions contemplated by this Agreement or the announcement thereof, (B) any failure by the Company to meet internal projections or forecasts or published revenue or earnings predictions for any period ending (or which revenues or earnings are released) on or after the date of this Agreement, (C) any change in the Company's stock price, (D) any adverse change, effect or occurrence attributable to the U.S. economy as a whole, the industries in which the Company competes or the foreign economies in any Non-U.S. locations where the Company has material operations or sales. An event, violation, inaccuracy, circumstance or other matter will be deemed to have a "Material Adverse Effect" on Parent if such event, violation, inaccuracy, circumstance or other matter (considered together with all other matters that would constitute exceptions to the representations and warranties set forth in the Agreement but for the presence of "Material Adverse Effect" or other materiality qualifications, or any similar qualifications, in such representations and warranties) had or would reasonably be expected to have or give rise to a material adverse effect on (i) the business, condition, capitalization, assets, liabilities, operations or financial performance of Parent and its Subsidiaries taken as a whole or (ii) the ability of Parent to consummate the Merger or any of the other transactions contemplated by this Agreement or to perform any of its obligations under this Agreement prior to the Termination Date; provided however, that in no event shall any of the following, in and of themselves, constitute a Material Adverse Effect on Parent: (A) any change in the business, condition, capitalization, assets, liabilities, operations or financial performance of Parent and its Subsidiaries taken as a whole caused by, related to or resulting from, directly or indirectly, the transactions contemplated by this Agreement or the announcement thereof, (B) any increase in Parent's authorized capital stock; (C) any failure by Parent to meet internal projections or forecasts or published revenue or earnings predictions for any period ending (or which revenues or earnings are released) on or after the date of this Agreement, (D) any change in Parent's stock price, and (E) any adverse change, effect or occurrence attributable to the U.S. economy as a whole, the industries in which Parent competes or the foreign economies in any Non-U.S. locations where Parent has material operations or sales.

    NASD.  "NASD" shall mean the National Association of Securities Dealers, Inc.

    Parent Acquisition Proposal.  "Parent Acquisition Proposal" shall mean any offer, proposal, inquiry or indication of interest (other than an offer, proposal, inquiry or indication of interest by the Company) contemplating or otherwise relating to any Parent Acquisition Transaction.

    Parent Acquisition Transaction.  "Parent Acquisition Transaction" shall mean any transaction or series of transactions involving:

  (a) any merger, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, tender offer, exchange offer or other similar transaction in which (i) Parent is a constituent corporation, (ii) a Person or "group" (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of any of Parent or its Subsidiaries, or (iii) Parent issues securities representing more than 20% of the outstanding securities of any class of voting securities of Parent;

  (b) any direct or indirect sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or of assets or rights that constitute or account for 20% or more of the consolidated net revenues, net income or assets of Parent; or

  (c) any liquidation or dissolution of Parent.

    Parent Common Stock.  "Parent Common Stock" shall mean the Common Stock, $0.001 par value per share, of Parent.

    Parent Contract.  "Parent Contract" shall mean any Contract: (a) to which Parent or any Subsidiary of Parent is a party; (b) by which Parent or any Subsidiary of Parent or any asset of Parent or any Subsidiary of Parent is or may become bound or under which Parent or any Subsidiary of Parent has, or may become subject to, any obligation; or (c) under which Parent or any Subsidiary of Parent has or may acquire any right or interest.

    Parent Disclosure Schedule.  "Parent Disclosure Schedule" shall mean the disclosure schedule that has been prepared by Parent in accordance with the requirements of Section 9.6 of the Agreement and that has been delivered by Parent to the Company on the date of the Agreement.

    Parent Employee Plans.  "Parent Employee Plans" shall mean and include all employee pension benefit plans (as defined in Section 3(2) of ERISA), all employee welfare benefit plans (as defined in Section 3(1) of ERISA), and all other bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance, perquisites, fringe benefits and other similar benefit plans, programs or arrangements, and any employment, executive compensation or severance agreements (including those which contain change of control provisions or pending change of control provisions), written or otherwise, as amended, modified or supplemented, for the benefit of, or relating to, any foreign or domestic former or current employee, officer, director, independent contractor or consultant (or any of their beneficiaries) of Parent, any Subsidiary of Parent or any other Entity (whether or not incorporated) which is a member of a controlled group which includes Parent or any Subsidiary of Parent or which is under common control with Parent or any Subsidiary of Parent within the meaning of Sections 414(b), (c), (m) or (o) of the Code or Section 4001(a) (14) or (b) of ERISA, as well as each plan with respect to which Parent or any Subsidiary of Parent could incur liability under Title IV of ERISA or Section 412 of the Code.

    Parent Preferred Stock.  "Parent Preferred Stock" shall mean the Preferred Stock, $0.001 par value, of Parent.

    Parent Proprietary Asset.  "Parent Proprietary Asset" shall mean any Proprietary Asset owned by or licensed to Parent or any Subsidiary of Parent or otherwise used by Parent or any Subsidiary of Parent.

    Parent Stock Option Plans.  "Parent Stock Option Plans" shall mean Parent's 1997 Equity Incentive Plan, Parent's 1997 Non-Employee Directors' Stock Option Plan, Parent's 1999 Equity Incentive Plan and all stock option agreements evidencing option grants under each of the foregoing stock option plans.

    Parent Superior Offer.  "Parent Superior Offer" shall mean an unsolicited, bona fide written offer made by a third party for a merger, consolidation, business combination, sale of substantial assets, sale of shares of capital stock (including without limitation by way of a tender offer) or similar transaction on terms that the board of directors of Parent determines, in its reasonable judgment, after consultation with an independent financial advisor, to be more favorable to Parent's stockholders over the long term than the terms of the Merger; provided, however, that any such offer shall not be deemed to be a "Parent Superior Offer" if any financing required to consummate the transaction contemplated by such offer is not committed or is not reasonably capable of being obtained by such third party on a timely basis.

    Parent Triggering Event.  A "Parent Triggering Event" shall be deemed to have occurred if: (i) the board of directors of Parent shall have failed to recommend that Parent's stockholders vote to approve the Charter Amendment or the Share Issuance, or shall for any reason have withdrawn or shall have modified in a manner adverse to the Company the Parent Board Recommendation; (ii) Parent shall have failed to include in the Joint Proxy Statement the Parent Board Recommendation, (iii) the board of directors of Parent fails to reaffirm the Parent Board Recommendation, or fails to reaffirm its determination that the Charter Amendment and the Share Issuance is in the best interests of Parent's stockholders, within five business days after the Company requests in writing that such recommendation or determination be reaffirmed; (iv) the board of directors of Parent shall have approved, endorsed or recommended any Parent Acquisition Proposal; (v) Parent shall have entered into any letter of intent or similar document or any Contract relating to any Parent Acquisition Proposal; (vi) Parent shall have failed to hold the Parent Stockholders' Meeting as promptly as practicable and in any event within 45 days after the Form S-4 Registration Statement is declared effective under the Securities Act; (vii) a tender or exchange offer relating to securities of Parent shall have been commenced and Parent shall not have sent to its securityholders, within ten business days after the commencement of such tender or exchange offer, a statement disclosing that Parent recommends rejection of such tender or exchange offer it being understood that taking no position or indicating its inability to take a position does not constitute recommending a rejection of such tender or exchange offer or (viii) a Parent Acquisition Proposal is publicly announced, and Parent (A) fails to issue a press release announcing its opposition to such Parent Acquisition Proposal within five business days after such Parent Acquisition Proposal is announced or (B) otherwise fails to actively oppose such Parent Acquisition Proposal.

    Person.  "Person" shall mean any individual, Entity or Governmental Body.

    Proprietary Asset.  "Proprietary Asset" shall mean any: (a) patent, patent application, trademark (whether registered or unregistered), trademark application, trade name, fictitious business name, service mark (whether registered or unregistered), service mark application, copyright (whether registered or unregistered), domain name, copyright application, copyright registration, maskwork, maskwork application, trade secret, know-how, customer list, franchise, system, computer software, source code, algorithm, invention, design, blueprint, engineering drawing, proprietary product, technology, proprietary right or other intellectual property right or intangible asset; or (b) right to use or exploit any of the foregoing.

    Representatives.  "Representatives" shall mean officers, directors, employees, agents, attorneys, accountants, advisors and representatives.

    SEC.  "SEC" shall mean the United States Securities and Exchange Commission.

    Securities Act.  "Securities Act" shall mean the Securities Act of 1933, as amended and the regulations promulgated thereunder.

    Subsidiary.  An entity shall be deemed to be a "Subsidiary" of another Person if such Person directly or indirectly owns, beneficially or of record, (a) an amount of voting securities of other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity's board of directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests of such Entity.

    Takeover Laws.  "Takeover Laws" means (1) any "moratorium," "control share," "fair price," "supermajority," "affiliate transactions," "business combination" or other state antitakeover laws and regulations and (2) Section 203 of the DGCL.

    Tax.  "Tax" shall mean any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), levy, assessment, tariff, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Body.

    Tax Return.  "Tax Return" shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

EXHIBIT C

As of immediately after the Effective Time, the Board of Directors of Parent shall consist of:

Mr. Ralph Ungermann

Mr. Killko Caballero

Two designees appointed by the Company (such designees, together with Mr. Caballero, the "Company Representatives")

Two designees appointed by Parent (such designees, together with Mr. Ungermann, the "Parent Representatives")

One designee appointed by Vulcan Ventures Incorporated (the "Vulcan Representative")

Committees:

To the extent practicable, committees to the Board of Directors of Parent shall consist of a proportionate number of Company Representatives, Parent Representatives and a Vulcan Representative.

Exhibit 99.2

FORM OF VOTING AGREEMENT

    THIS VOTING AGREEMENT is entered into as of March  , 2001, by and between FIRST VIRTUAL COMMUNICATIONS, INC., a Delaware corporation ("Parent"), and [Name] ("Stockholder").

RECITALS

    A.  Parent, FVC Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and CUseeMe Networks, Inc., a Delaware corporation (the "Company"), are entering into an Agreement and Plan of Merger and Reorganization of even date herewith (the "Merger Agreement") which provides (subject to the conditions set forth therein) for the merger of Merger Sub with and into the Company (the "Merger"). Capitalized terms not otherwise defined herein shall have the meanings given to them in the Merger Agreement.

    B.  In order to induce Parent and Merger Sub to enter into the Merger Agreement, Stockholder, in its capacity as a Stockholder of the Company, is entering into this Voting Agreement.

AGREEMENT

    The parties to this Voting Agreement, intending to be legally bound, agree as follows:

SECTION 1. CERTAIN DEFINITIONS

    For purposes of this Voting Agreement:

      (a) "Company Common Stock" shall mean the common stock, par value $.01 per share, of the Company.

      (b) "Expiration Date" shall mean the earlier of (i) the date upon which the Merger Agreement is validly terminated, or (ii) the Effective Time.

      (c) Stockholder shall be deemed to "Own" or to have acquired "Ownership" of a security if Stockholder is the: (i) record owner of such security; or (ii) "beneficial owner" (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) of such security; provided, however, that Stockholder shall not be deemed to Own a security solely because of Stockholder's status as an executive officer, director, partner or member of a Person that owns such security.

      (d) "Person" shall mean any (i) individual, (ii) corporation, limited liability company, partnership or other entity, or (iii) Governmental Body.

      (e) "Subject Securities" shall mean: (i) all securities of the Company (including all shares of Company Common Stock and all options, warrants and other rights to acquire shares of Company Common Stock) Owned by Stockholder as of the date of this Agreement; and (ii) all additional securities of the Company (including all additional shares of Company Common Stock and all additional options, warrants and other rights to acquire shares of Company Common Stock) of which Stockholder acquires Ownership during the period from the date of this Agreement through the Expiration Date.

      (f)  A Person shall be deemed to have effected a "Transfer" of a security if such Person directly or indirectly: (i) sells, pledges, encumbers, grants an option with respect to, transfers or disposes of such security or any interest in such security; (ii) enters into an agreement or commitment contemplating the possible sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein; or (iii) reduces such Person's beneficial ownership interest in or risk relating to any such security.

SECTION 2. TRANSFER OF SUBJECT SECURITIES

    2.1  Transferee of Subject Securities to be Bound by this Agreement.  Stockholder agrees that, during the period from the date of this Voting Agreement through the Expiration Date, Stockholder shall not (i) cause or permit any Transfer of any of the Subject Securities to be effected; or (ii) create or permit to exist any Encumbrance with respect to any Subject Securities (other than Encumbrances which do not affect the right to vote such Securities that may exist with respect to such Subject Securities as of the date of this Voting Agreement and Encumbrances which do not affect, directly or indirectly, the right of Parent to vote the Subject Securities as provided herein).

    2.2  Transfer of Voting Rights.  Stockholder agrees that, during the period from the date of this Voting Agreement through the Expiration Date, Stockholder shall ensure that: (a) none of the Subject Securities are deposited into a voting trust; and (b) no proxy is granted, and no voting agreement or similar agreement is entered into, with respect to any of the Subject Securities.

SECTION 3. VOTING OF SHARES

    3.1  Voting Agreement.  Stockholder agrees that, during the period from the date of this Voting Agreement through the Expiration Date, at any meeting of stockholders of the Company, however called, and in any action by written consent of the stockholders of the Company, Stockholder shall, unless otherwise directed in writing by Parent, vote the Subject Securities or cause the Subject Securities to be voted (to the extent such securities are entitled to be voted):

      (a) in favor of the adoption of the Merger Agreement and in favor of any other matter proposed to be approved by the holders of the Subject Securities pursuant to the terms of the Merger Agreement and in connection with the Merger;

      (b) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of the Company in the Merger Agreement;

      (c) against any action or agreement that would cause any provision contained in Sections 6 or 7 of the Merger Agreement to not be satisfied; and

      (d) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (i) any Company Acquisition Proposal; or (ii) any change in a majority of the members of the board of directors of the Company.

    3.2  Proxy; Further Assurances.

    Contemporaneously with the execution of this Voting Agreement: (i) Stockholder shall execute and deliver to Parent a proxy in the form attached to this Voting Agreement as Exhibit A, which shall be irrevocable to the fullest extent permitted by law, with respect to the shares referred to therein (the "Proxy"); and (ii) Stockholder shall cause to be delivered to Parent an additional proxy (in the form attached hereto as Exhibit A) executed on behalf of the record owner of any outstanding shares of Company Common Stock that are Owned by the Stockholder.

SECTION 4. REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER

    Stockholder hereby represents and warrants to Parent as follows:

    4.1  Authorization, etc.  Stockholder has the absolute and unrestricted right, power, authority and capacity to execute and deliver this Voting Agreement and the Proxy and to perform its obligations hereunder and thereunder. This Voting Agreement and the Proxy have been duly executed and delivered by Stockholder and constitute legal, valid and binding obligations of Stockholder, enforceable against Stockholder in accordance with their terms, subject to (i) laws of general application relating to

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bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

    4.2  No Conflicts or Consents

      (a) The execution and delivery of this Voting Agreement and the Proxy by Stockholder do not, and the performance of this Voting Agreement and the Proxy by Stockholder will not: (i) conflict with or violate any law, rule, regulation, order, decree or judgment applicable to Stockholder or by which it or any of its properties is or may be bound or affected; or (ii) result in or constitute (with or without notice or lapse of time) any breach of or default under, or give to any other Person (with or without notice or lapse of time) any right of termination, amendment, acceleration or cancellation of, or result (with or without notice or lapse of time) in the creation of any Encumbrance or restriction on any of the Subject Securities pursuant to, any contract to which Stockholder is a party or by which Stockholder or any of his affiliates or properties is or may be bound or affected.

      (b) The execution and delivery of this Voting Agreement and the Proxy by Stockholder do not, and the performance of this Voting Agreement and the Proxy by Stockholder will not, require any consent or approval of any Person.

    4.3  Title to Securities.  As of the date of this Voting Agreement: (a) Stockholder holds of record (free and clear of any Encumbrances or restrictions except as specifically disclosed on the signature page hereof) the number of outstanding shares of Company Common Stock set forth under the heading "Shares Held of Record" on the signature page hereof; (b) Stockholder holds (free and clear of any Encumbrances or restrictions except as specifically disclosed on the signature page hereof) the options, warrants and other rights to acquire shares of Company Common Stock set forth under the heading "Options, Warrants and Other Rights" on the signature page hereof; (c) Stockholder Owns the additional securities of the Company set forth under the heading "Additional Securities Beneficially Owned" on the signature page hereof; and (d) Stockholder does not directly or indirectly Own any shares of Company Common Stock or other securities of the Company, or any option, warrant or other right to acquire (by purchase, conversion or otherwise) any shares of Company Common Stock or other securities of the Company, other than the shares and options, warrants and other rights set forth on the signature page hereof.

SECTION 5. MISCELLANEOUS

    5.1  Survival of Representations, Warranties and Agreements.  All representations, warranties, covenants and agreements made by Stockholder in this Voting Agreement shall survive until the Expiration Date.

    5.2  Expenses.  All costs and expenses incurred in connection with the transactions contemplated by this Voting Agreement shall be paid solely by the party incurring such costs and expenses.

    5.3  Notices.  Any notice or other communication required or permitted to be delivered to either party under this Voting Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile, in each case with confirmation of delivery) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other party):

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      if to Parent:

      First Virtual Communications, Inc.
      3393 Octavius Drive
      Santa Clara, CA 95054
      Attention: Ralph Ungermann
      Fascimilie No: (408) 748-2241

      with a copy to (which copy shall not constitute notice):

      Carl R. Sanchez, Esq.
      Cooley Godward LLP
      4365 Executive Drive
      Suite 1100
      San Diego, CA 92121-2128
      Facsimile No. (858) 453-3555

      if to the Stockholder:

      at the address set forth below Stockholder's signature on the signature page hereof with copies to (which copies shall not constitute notice):

      Mark L. Johnson, Esq.
      Hale and Dorr, LLP
      60 State Street
      Boston, MA 02109
      Facsimile No. (617) 526-5000

    5.4  No Solicitation.  Stockholder agrees that, during the period from the date of this Voting Agreement through the Expiration Date, Stockholder shall not, directly or indirectly, and Stockholder shall ensure that his Representatives (as defined in the Merger Agreement) do not, directly or indirectly: (i) solicit, initiate, encourages or induce the making, submission or announcement of any Company Acquisition Proposal (as defined in the Merger Agreement) or take any action that could reasonably be expected to lead to a Company Acquisition Proposal; (ii) furnish any information regarding the Company or any direct or indirect subsidiary of the Company to any Person in connection with or in response to a Company Acquisition Proposal; or (iii) engage in discussions or negotiations with any Person with respect to any Company Acquisition Proposal. Stockholder shall immediately cease and discontinue, and Stockholder shall ensure that his Representatives immediately cease and discontinue, any existing discussions with any Person that relate to any Company Acquisition Proposal.

    5.5  Severability.  If any provision of this Voting Agreement or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any

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other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Voting Agreement. Each provision of this Voting Agreement is separable from every other provision of this Voting Agreement, and each part of each provision of this Voting Agreement is separable from every other part of such provision.

    5.6  Entire Agreement.  This Voting Agreement, the Proxy and any other documents delivered by the parties in connection herewith constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings between the parties with respect thereto. No addition to or modification of any provision of this Voting Agreement shall be binding upon either party unless made in writing and signed by both parties.

    5.7  Assignment; Binding Effect.  Except as provided herein, neither this Voting Agreement nor any of the interests or obligations hereunder may be assigned or delegated by Stockholder or Parent without the prior written consent of the non-assigning party, which consent shall not be unreasonably withheld, and any attempted or purported assignment or delegation of any of such interests or obligations shall be void. Subject to the preceding sentence, this Voting Agreement shall be binding upon, and inure to the benefit of, Stockholder and its heirs, estate, executors, personal representatives, successors and assigns (as the case may be), and shall be binding upon, and inure to the benefit of, Parent and its successors and assigns. Without limiting any of the restrictions set forth in Section 2 or elsewhere in this Voting Agreement, this Voting Agreement shall be binding upon any Person to whom any Subject Securities are Transferred. Nothing in this Voting Agreement is intended to confer on any Person (other than Parent and its successors and assigns) any rights or remedies of any nature.

    5.8  Specific Performance.  The parties agree that irreparable damage would occur in the event that any provision of this Voting Agreement or the Proxy was, or is, not performed in accordance with its specific terms or was, or is, otherwise breached. Stockholder agrees that, in the event of any breach or threatened breach by Stockholder of any covenant or obligation contained in this Voting Agreement or in the Proxy, Parent shall be entitled (in addition to any other remedy that may be available to it, including monetary damages) to (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (b) an injunction restraining such breach or threatened breach. Stockholder further agrees that neither Parent nor any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 5.10, and Stockholder irrevocably waives any right he may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

    5.9  Non-Exclusivity.  The rights and remedies of Parent under this Voting Agreement are not exclusive of or limited by any other rights or remedies which it may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative (and not alternative). Without limiting the generality of the foregoing, the rights and remedies of Parent under this Voting Agreement, and the obligations and liabilities of Stockholder under this Voting Agreement, are in addition to their respective rights, remedies, obligations and liabilities under common law requirements and under all applicable statutes, rules and regulations. Nothing in this Voting Agreement shall limit any of Stockholder's obligations, or the rights or remedies of Parent, under any agreement between Parent and Stockholder; and nothing in any such agreement shall limit any of Stockholder's obligations, or any of the rights or remedies of Parent, under this Voting Agreement.

    5.10  Governing Law; Venue.

      (a) This Voting Agreement and the Proxy shall be construed in accordance with, and governed in all respects by, the laws of the State of California (without giving effect to principles of conflicts of laws).

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      (b) Any legal action or other legal proceeding relating to this Voting Agreement or the Proxy or the enforcement of any provision of this Voting Agreement or the Proxy may be brought or otherwise commenced in any state or federal court located in the State of California. Stockholder and Parent each:

       (i) expressly and irrevocably consents and submits to the jurisdiction of each state and federal court located in the State of California (and each appellate court located in the in the State of California), in connection with any such legal proceeding;

      (ii) agrees that service of any process, summons, notice or document by U.S. mail addressed to him at the address set forth in Section 5.3 shall constitute effective service of such process, summons, notice or document for purposes of any such legal proceeding;

     (iii) agrees that each state and federal court located in the State of California, shall be deemed to be a convenient forum; and

      (iv) agrees not to assert (by way of motion, as a defense or otherwise), in any such legal proceeding commenced in any state or federal court located in the State of California, any claim by either Stockholder or Parent that it is not subject personally to the jurisdiction of such court, that such legal proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Voting Agreement or the subject matter of this Voting Agreement may not be enforced in or by such court.

    Nothing contained in this Section 5.12 shall be deemed to limit or otherwise affect the right of either party to commence any legal proceeding or otherwise proceed against the other party in any other forum or jurisdiction.

      (c) STOCKHOLDER IRREVOCABLY WAIVES THE RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LEGAL PROCEEDING RELATING TO THIS VOTING AGREEMENT OR THE PROXY OR THE ENFORCEMENT OF ANY PROVISION OF THIS VOTING AGREEMENT OR THE PROXY.

    5.11  Counterparts.  This Voting Agreement may be executed by the parties in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

    5.12  Captions.  The captions contained in this Voting Agreement are for convenience of reference only, shall not be deemed to be a part of this Voting Agreement and shall not be referred to in connection with the construction or interpretation of this Voting Agreement.

    5.13  Waiver.  No failure on the part of Parent to exercise any power, right, privilege or remedy under this Voting Agreement, and no delay on the part of Parent in exercising any power, right, privilege or remedy under this Voting Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. Parent shall not be deemed to have waived any claim available to Parent arising out of this Voting Agreement, or any power, right, privilege or remedy of Parent under this Voting Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of Parent; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

    5.14  Construction.

      (a) For purposes of this Voting Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine

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  and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

      (b) The parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Voting Agreement.

      (c) As used in this Voting Agreement, the words "include" and "including," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation."

      (d) Except as otherwise indicated, all references in this Voting Agreement to "Sections" and "Exhibits" are intended to refer to Sections of this Voting Agreement and Exhibits to this Voting Agreement.

    5.15  Stockholder Capacity.  No person executing this Voting Agreement who is a director or officer of the Company makes any agreement or understanding herein in his capacity as such director or officer. Without limiting the generality of the foregoing, Stockholder executes this Voting Agreement solely in its capacity as Owner of Subject Securities and nothing herein shall limit or affect any actions taken by Stockholder in its capacity as an officer or director of the Company in exercising the Company's rights under the Merger Agreement, provided, that no obligation of Stockholder to the Company as an officer or director of the Company shall affect, impair or impede Stockholder's obligations under this Voting Agreement including the obligation to vote the Subject Securities in accordance with Section 3 hereof.

    5.16  No Obligation to Exercise Options.  Notwithstanding any provisions of this Voting Agreement to the contrary, nothing in this Voting Agreement shall obligate Stockholder to exercise any option, warrant or other right to acquire shares of Company Common stock.

[SIGNATURE PAGE TO FOLLOW]

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    In Witness Whereof, Parent and Stockholder have caused this Voting Agreement to be executed as of the date first written above.

FIRST VIRTUAL COMMUNICATIONS, INC.
By:

Name:

[NAME]

Name:
Address:

Facsimile:

Shares Held of Record  Options Warrants and Other Rights  Additional Securities Beneficially Owned

Form Of Irrevocable Proxy

    The undersigned stockholder of CUseeMe Networks, Inc., a Delaware corporation (the "Company"), hereby irrevocably (to the fullest extent permitted by law) appoints and constitutes [Names] and First Virtual Communications, Inc., a Delaware corporation ("Parent"), and each of them, the attorneys and proxies of the undersigned with full power of substitution and resubstitution, to the full extent of the undersigned's rights with respect to (i) the outstanding shares of Company Common Stock or other securities owned of record by the undersigned as of the date of this proxy, which shares are specified on the final page of this proxy, and (ii) any and all other shares of Company Common Stock or other securities which the undersigned may acquire on or after the date hereof. (The shares of the Company Common Stock or other securities referred to in clauses "(i)" and "(ii)" of the immediately preceding sentence, except for shares which are not Subject Securities (as defined in the Voting Agreement), are collectively referred to in this proxy as the "Shares,") Upon the execution hereof, all prior proxies given by the undersigned with respect to any of the Shares are hereby revoked, and the undersigned agrees that no subsequent proxies will be given with respect to any of the Shares.

    This proxy is irrevocable, is coupled with an interest and is granted in connection with the Voting Agreement, dated as of the date hereof, between Parent and the undersigned (the "Voting Agreement"), and is granted in consideration of Parent entering into the Agreement and Plan of Merger and Reorganization, dated as of the date hereof, among Parent, FVC Acquisition Corp., a Delaware Corporation and a wholly owned subsidiary of Parent, and the Company (the "Merger Agreement"). Capitalized terms used herein and not otherwise defined shall have the meanings given to such terms in the Merger Agreement.

    The attorneys and proxies named above will be empowered, and may exercise this proxy, to vote the Shares at any meeting of the stockholders of the Company, however called, and in any action by written consent of the Stockholders of the Company at any time until the earlier to occur of (i) the valid termination of the Merger Agreement or (ii) the Effective Time:

       (i) in favor of the adoption of the Merger Agreement and in favor of any other matter proposed to be approved by the holders of the Subject Securities pursuant to the terms of the Merger Agreement and in connection with the Merger;

      (ii) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of the Company in the Merger Agreement;

     (iii) against any action or agreement that would cause any provision contained in Sections 6 or 7 of the Merger Agreement to not be satisfied; and

      (iv) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any Company Acquisition Proposal (B) any change in a majority of the members of the board of directors of the Company.

    The undersigned may vote the Shares on all other matters.

    This proxy shall be binding upon the heirs, estate, executors, personal representatives, successors and assigns of the undersigned (including any transferee of any of the Shares).

    If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

    [next page is a signature page]

    This proxy shall terminate upon the earlier of the valid termination of the Merger Agreement and the Effective Time.

Dated: March      , 2001.

Name
Number of shares of common stock of the Company owned of record or beneficially as of the date of this irrevocable proxy:

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FORM OF VOTING AGREEMENT

    THIS VOTING AGREEMENT is entered into as of March  , 2001, by and between CUSEEME NETWORKS, INC., a Delaware corporation (the "Company"), and            ("Stockholder").

RECITALS

    A.  The Company, First Virtual Communications, Inc., a Delaware corporation ("Parent") and FVC Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), are entering into an Agreement and Plan of Merger and Reorganization of even date herewith (the "Merger Agreement") which provides (subject to the conditions set forth therein) for the merger of Merger Sub with and into the Company (the "Merger"). Capitalized terms not otherwise defined herein shall have the meanings given to them in the Merger Agreement.

    B.  In order to induce the Company to enter into the Merger Agreement, Stockholder, in its capacity as a Stockholder of Parent, is entering into this Voting Agreement.

AGREEMENT

    The parties to this Voting Agreement, intending to be legally bound, agree as follows:

SECTION 1. CERTAIN DEFINITIONS

    For purposes of this Voting Agreement:

      (a) "Parent Common Stock" shall mean the common stock, par value $.001 per share, of Parent.

      (b) "Expiration Date" shall mean the earlier of (i) the date upon which the Merger Agreement is validly terminated, or (ii) the Effective Time.

      (c) Stockholder shall be deemed to "Own" or to have acquired "Ownership" of a security if Stockholder is the: (i) record owner of such security; or (ii) "beneficial owner" (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) of such security; provided, however, that Stockholder shall not be deemed to Own a security solely because of Stockholder's status as an executive officer, director, partner or member of a Person that owns such security.

      (d) "Person" shall mean any (i) individual, (ii) corporation, limited liability company, partnership or other entity, or (iii) Governmental Body.

      (e) "Subject Securities" shall mean: (i) all securities of Parent (including all shares of Parent Common Stock and all options, warrants and other rights to acquire shares of Parent Common Stock) Owned by Stockholder as of the date of this Agreement; and (ii) all additional securities of Parent (including all additional shares of Parent Common Stock and all additional options, warrants and other rights to acquire shares of Parent Common Stock) of which Stockholder acquires Ownership during the period from the date of this Agreement through the Expiration Date.

      (f)  A Person shall be deemed to have effected a "Transfer" of a security if such Person directly or indirectly: (i) sells, pledges, encumbers, grants an option with respect to, transfers or disposes of such security or any interest in such security; (ii) enters into an agreement or commitment contemplating the possible sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein; or (iii) reduces such Person's beneficial ownership interest in or risk relating to any such security.

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SECTION 2. TRANSFER OF SUBJECT SECURITIES

    2.1  Transferee of Subject Securities to be Bound by this Agreement.  Stockholder agrees that, during the period from the date of this Voting Agreement through the Expiration Date, Stockholder shall not (i) cause or permit any Transfer of any of the Subject Securities to be effected; or (ii) create or permit to exist any Encumbrance with respect to any Subject Securities (other than Encumbrances which do not affect the right to vote such Securities that may exist with respect to such Subject Securities as of the date of this Voting Agreement and Encumbrances which do not affect, directly or indirectly, the right of the Company to vote the Subject Securities as provided herein).

    2.2  Transfer of Voting Rights.  Stockholder agrees that, during the period from the date of this Voting Agreement through the Expiration Date, Stockholder shall ensure that: (a) none of the Subject Securities are deposited into a voting trust; and (b) no proxy is granted, and no voting agreement or similar agreement is entered into, with respect to any of the Subject Securities.

SECTION 3. VOTING OF SHARES

    3.1  Voting Agreement.  Stockholder agrees that, during the period from the date of this Voting Agreement through the Expiration Date, at any meeting of stockholders of Parent, however called, and in any action by written consent of the stockholders of Parent, Stockholder shall, unless otherwise directed in writing by the Company, vote the Subject Securities or cause the Subject Securities to be voted (to the extent such securities are entitled to be voted):

      (a) in favor of the approval of the Charter Amendment and the Share Issuance and in favor of any other matter proposed to be approved by the holders of the Subject Securities pursuant to the terms of the Merger Agreement and in connection with the Merger;

      (b) against any action agreement that would result in a breach of representation, warranty, covenant or obligation of Parent in the Merger Agreement;

      (c) against any action or agreement that would cause any provision contained in Sections 6 or 7 of the Merger Agreement to not be satisfied; and

      (d) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (i) any Parent Acquisition Proposal; or (ii) any change in a majority of the members of the board of directors of Parent.

    3.2  Proxy; Further Assurances.

    Contemporaneously with the execution of this Voting Agreement: (i) Stockholder shall execute and deliver to the Company a proxy in the form attached to this Voting Agreement as Exhibit A, which shall be irrevocable to the fullest extent permitted by law, with respect to the shares referred to therein (the "Proxy"); and (ii) Stockholder shall cause to be delivered to the Company an additional proxy (in the form attached hereto as Exhibit A) executed on behalf of the record owner of any outstanding shares of Parent Common Stock that are Owned by the Stockholder.

SECTION 4. REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER

    Stockholder hereby represents and warrants to the Company as follows:

    4.1  Authorization, etc.  Stockholder has the absolute and unrestricted right, power, authority and capacity to execute and deliver this Voting Agreement and the Proxy and to perform its obligations hereunder and thereunder. This Voting Agreement and the Proxy have been duly executed and delivered by Stockholder and constitute legal, valid and binding obligations of Stockholder, enforceable against Stockholder in accordance with their terms, subject to (i) laws of general application relating to

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bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

    4.2  No Conflicts or Consents

      (a) The execution and delivery of this Voting Agreement and the Proxy by Stockholder do not, and the performance of this Voting Agreement and the Proxy by Stockholder will not: (i) conflict with or violate any law, rule, regulation, order, decree or judgment applicable to Stockholder or by which it or any of its properties is or may be bound or affected; or (ii) result in or constitute (with or without notice or lapse of time) any breach of or default under, or give to any other Person (with or without notice or lapse of time) any right of termination, amendment, acceleration or cancellation of, or result (with or without notice or lapse of time) in the creation of any Encumbrance or restriction on any of the Subject Securities pursuant to, any contract to which Stockholder is a party or by which Stockholder or any of his affiliates or properties is or may be bound or affected.

      (b) The execution and delivery of this Voting Agreement and the Proxy by Stockholder do not, and the performance of this Voting Agreement and the Proxy by Stockholder will not, require any consent or approval of any Person.

    4.3  Title to Securities.  As of the date of this Voting Agreement: (a) Stockholder holds of record (free and clear of any Encumbrances or restrictions except as specifically disclosed on the signature page hereof) the number of outstanding shares of Parent Common Stock set forth under the heading "Shares Held of Record" on the signature page hereof; (b) Stockholder holds (free and clear of any Encumbrances or restrictions except as specifically disclosed on the signature page hereof) the options, warrants and other rights to acquire shares of Parent Common Stock set forth under the heading "Options, Warrants and Other Rights" on the signature page hereof; (c) Stockholder Owns the additional securities of Parent set forth under the heading "Additional Securities Beneficially Owned" on the signature page hereof; and (d) Stockholder does not directly or indirectly Own any shares of Parent Common Stock or other securities of Parent, or any option, warrant or other right to acquire (by purchase, conversion or otherwise) any shares of Parent Common Stock or other securities of Parent, other than the shares and options, warrants and other rights set forth on the signature page hereof.

SECTION 5. MISCELLANEOUS

    5.1  Survival of Representations, Warranties and Agreements.  All representations, warranties, covenants and agreements made by Stockholder in this Voting Agreement shall survive until the Expiration Date.

    5.2  Expenses.  All costs and expenses incurred in connection with the transactions contemplated by this Voting Agreement shall be paid solely by the party incurring such costs and expenses.

    5.3  Notices.  Any notice or other communication required or permitted to be delivered to either party under this Voting Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile, in each case with confirmation of delivery) to the address or facsimile telephone number set

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forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other party):

      if to the Company:

      CUseeMe Networks, Inc.
      542 Amherst Street
      Nashua, NH 03063
      Attention: Killko Caballero
      Fascimilie No: (603) 883-7920

      with a copy to (which copy shall not constitute notice):
      Mark L. Johnson, Esq.
      Hale and Dorr, LLP
      60 State Street
      Boston, MA 02109
      Facsimile No. (617) 526-5000

      if to the Stockholder:

      at the address set forth below Stockholder's signature on the signature page hereof with copies to (which copies shall not constitute notice):
       Carl R. Sanchez, Esq.
      Cooley Godward LLP
      4365 Executive Drive
      Suite 1100
      San Diego, CA 92121-2128
      Facsimile No. (858) 453-3555

    5.4  No Solicitation.  Stockholder agrees that, during the period from the date of this Voting Agreement through the Expiration Date, Stockholder shall not, directly or indirectly, and Stockholder shall ensure that his Representatives (as defined in the Merger Agreement) do not, directly or indirectly: (i) solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any Parent Acquisition Proposal (as defined in the Merger Agreement) or take any action that could reasonably be expected to lead to a Parent Acquisition Proposal; (ii) furnish any information regarding Parent or any direct or indirect subsidiary of Parent to any Person in connection with or in response to a Parent Acquisition Proposal; or (iii) engage in discussions with any Person with respect to any Parent Acquisition Proposal. Stockholder shall immediately cease and discontinue, and Stockholder shall ensure that his Representatives immediately cease and discontinue, any existing discussions or negotiations with any Person that relate to any Parent Acquisition Proposal.

    5.5  Severability.  If any provision of this Voting Agreement or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended

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to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Voting Agreement. Each provision of this Voting Agreement is separable from every other provision of this Voting Agreement, and each part of each provision of this Voting Agreement is separable from every other part of such provision.

    5.6  Entire Agreement.  This Voting Agreement, the Proxy and any other documents delivered by the parties in connection herewith constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings between the parties with respect thereto. No addition to or modification of any provision of this Voting Agreement shall be binding upon either party unless made in writing and signed by both parties.

    5.7  Assignment; Binding Effect.  Except as provided herein, neither this Voting Agreement nor any of the interests or obligations hereunder may be assigned or delegated by Stockholder or the Company without the prior written consent of the non-assigning party, which consent shall not be unreasonably withheld, and any attempted or purported assignment or delegation of any of such interests or obligations shall be void. Subject to the preceding sentence, this Voting Agreement shall be binding upon, and inure to the benefit of, Stockholder and its heirs, estate, executors, personal representatives, successors and assigns (as the case may be), and shall be binding upon, and inure to the benefit of, the Company and its successors and assigns. Without limiting any of the restrictions set forth in Section 2 or elsewhere in this Voting Agreement, this Voting Agreement shall be binding upon any Person to whom any Subject Securities are Transferred. Nothing in this Voting Agreement is intended to confer on any Person (other than the Company and its successors and assigns) any rights or remedies of any nature.

    5.8  Specific Performance.  The parties agree that irreparable damage would occur in the event that any provision of this Voting Agreement or the Proxy was, or is, not performed in accordance with its specific terms or was, or is, otherwise breached. Stockholder agrees that, in the event of any breach or threatened breach by Stockholder of any covenant or obligation contained in this Voting Agreement or in the Proxy, the Company shall be entitled (in addition to any other remedy that may be available to it, including monetary damages) to (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (b) an injunction restraining such breach or threatened breach. Stockholder further agrees that neither the Company nor any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 5.10, and Stockholder irrevocably waives any right he may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

    5.9  Non-Exclusivity.  The rights and remedies of the Company under this Voting Agreement are not exclusive of or limited by any other rights or remedies which it may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative (and not alternative). Without limiting the generality of the foregoing, the rights and remedies of the Company under this Voting Agreement, and the obligations and liabilities of Stockholder under this Voting Agreement, are in addition to their respective rights, remedies, obligations and liabilities under common law requirements and under all applicable statutes, rules and regulations. Nothing in this Voting Agreement shall limit any of Stockholder's obligations, or the rights or remedies of the Company, under any agreement between the Company and Stockholder; and nothing in any such agreement shall limit any of Stockholder's obligations, or any of the rights or remedies of the Company, under this Voting Agreement.

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    5.10  Governing Law; Venue.

      (a) This Voting Agreement and the Proxy shall be construed in accordance with, and governed in all respects by, the laws of the State of California (without giving effect to principles of conflicts of laws).

      (b) Any legal action or other legal proceeding relating to this Voting Agreement or the Proxy or the enforcement of any provision of this Voting Agreement or the Proxy may be brought or otherwise commenced in any state or federal court located in the State of California. Stockholder and the Company each:

         (i) expressly and irrevocably consents and submits to the jurisdiction of each state and federal court located in the State of California (and each appellate court located in the in the State of California), in connection with any such legal proceeding;

        (ii) agrees that service of any process, summons, notice or document by U.S. mail addressed to him at the address set forth in Section 5.3 shall constitute effective service of such process, summons, notice or document for purposes of any such legal proceeding;

       (iii) agrees that each state and federal court located in the State of California, shall be deemed to be a convenient forum; and

        (iv) agrees not to assert (by way of motion, as a defense or otherwise), in any such legal proceeding commenced in any state or federal court located in the State of California, any claim by either Stockholder or the Company that it is not subject personally to the jurisdiction of such court, that such legal proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Voting Agreement or the subject matter of this Voting Agreement may not be enforced in or by such court.

    Nothing contained in this Section 5.12 shall be deemed to limit or otherwise affect the right of either party to commence any legal proceeding or otherwise proceed against the other party in any other forum or jurisdiction.

      (c) STOCKHOLDER IRREVOCABLY WAIVES THE RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LEGAL PROCEEDING RELATING TO THIS VOTING AGREEMENT OR THE PROXY OR THE ENFORCEMENT OF ANY PROVISION OF THIS VOTING AGREEMENT OR THE PROXY.

    5.11  Counterparts.  This Voting Agreement may be executed by the parties in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

    5.12  Captions.  The captions contained in this Voting Agreement are for convenience of reference only, shall not be deemed to be a part of this Voting Agreement and shall not be referred to in connection with the construction or interpretation of this Voting Agreement.

    5.13  Waiver.  No failure on the part of the Company to exercise any power, right, privilege or remedy under this Voting Agreement, and no delay on the part of the Company in exercising any power, right, privilege or remedy under this Voting Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. the Company shall not be deemed to have waived any claim available to the Company arising out of this Voting Agreement, or any power, right, privilege or remedy of the Company under this Voting Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of the Company; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

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    5.14  Construction.

      (a) For purposes of this Voting Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

      (b) The parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Voting Agreement.

      (c) As used in this Voting Agreement, the words "include" and "including," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation."

      (d) Except as otherwise indicated, all references in this Voting Agreement to "Sections" and "Exhibits" are intended to refer to Sections of this Voting Agreement and Exhibits to this Voting Agreement.

    5.15  Stockholder Capacity.  No person executing this Voting Agreement who is a director or officer of Parent makes any agreement or understanding herein in his capacity as such director or officer. Without limiting the generality of the foregoing, Stockholder executes this Voting Agreement solely in its capacity as Owner of Subject Securities and nothing herein shall limit or affect any actions taken by Stockholder in its capacity as an officer or director of Parent in exercising Parent's rights under the Merger Agreement, provided, that no obligation of Stockholder to Parent as an officer or director of Parent shall affect, impair or impede Stockholder's obligations under this Voting Agreement including the obligation to vote the Subject Securities in accordance with Section 3 hereof.

    5.16  No Obligation to Exercise Options.  Notwithstanding any provisions of this Voting Agreement to the contrary, nothing in this Voting Agreement shall obligate Stockholder to exercise any option, warrant or other right to acquire shares of Parent Common stock.

    [SIGNATURE PAGE TO FOLLOW]

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    IN WITNESS WHEREOF, the Company and Stockholder have caused this Voting Agreement to be executed as of the date first written above.

CUSEEME NETWORKS, INC.
By:

Name:

[NAME]

Name:
Address:

Facsimile:

Shares Held of Record  Options Warrants and Other Rights  Additional Securities Beneficially Owned

Form Of Irrevocable Proxy

    The undersigned stockholder of First Virtual Communications, Inc., a Delaware corporation ("Parent), hereby irrevocably (to the fullest extent permitted by law) appoints and constitutes [Names] and CUseeMe Networks, Inc., a Delaware corporation (the "Company"), and each of them, the attorneys and proxies of the undersigned with full power of substitution and resubstitution, to the full extent of the undersigned's rights with respect to (i) the outstanding shares of Parent Common Stock or other securities owned of record by the undersigned as of the date of this proxy, which shares are specified on the final page of this proxy, and (ii) any and all other shares of Parent Common Stock or other securities which the undersigned may acquire on or after the date hereof. (The shares of Parent Common Stock or other securities referred to in clauses "(i)" and "(ii)" of the immediately preceding sentence, except for shares which are not Subject Securities (as defined in the Voting Agreement), are collectively referred to in this proxy as the "Shares,") Upon the execution hereof, all prior proxies given by the undersigned with respect to any of the Shares are hereby revoked, and the undersigned agrees that no subsequent proxies will be given with respect to any of the Shares.

    This proxy is irrevocable, is coupled with an interest and is granted in connection with the Voting Agreement, dated as of the date hereof, between the Company and the undersigned (the "Voting Agreement"), and is granted in consideration of the Company entering into the Agreement and Plan of Merger and Reorganization, dated as of the date hereof, among the Company, Parent and FVC Acquisition Corp., a Delaware Corporation and a wholly owned subsidiary of Parent (the "Merger Agreement"). Capitalized terms used herein and not otherwise defined shall have the meanings given to such terms in the Merger Agreement.

    The attorneys and proxies named above will be empowered, and may exercise this proxy, to vote the Shares at any meeting of the stockholders of Parent, however called, and in any action by written consent of the Stockholders of Parent and at any time until the earlier to occur of (i) the valid termination of the Merger Agreement or (ii) the Effective Time:

       (i) in favor of the approval of the Charter Amendment and the Share Issuance and in favor of any other matter proposed to be approved by the holders of the Subject Securities pursuant to the terms of the Merger Agreement and in connection with the Merger;

      (ii) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of Parent in the Merger Agreement;

     (iii) against any action or agreement that would cause any provision contained in Sections 6 or 7 of the Merger Agreement to not be satisfied; and

      (iv) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any Parent Acquisition Proposal or (B) any change in a majority of the members of the board of directors of Parent.

    The undersigned may vote the Shares on all other matters.

    This proxy shall be binding upon the heirs, estate, executors, personal representatives, successors and assigns of the undersigned (including any transferee of any of the Shares).

    If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the

1

validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

    [next page is a signature page]

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    This proxy shall terminate upon the earlier of the valid termination of the Merger Agreement and the Effective Time.

    Dated: March  , 2001.

                      Name

                      Number of shares of common stock of Parent owned of record or beneficially as of the date of this irrevocable proxy:

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Exhibit 99.3

Document is copied.

Filed by First Virtual Communications, Inc. pursuant to Rule 425 under the Securities Act of 1933.

Subject Company: CUseeMe Networks, Inc. Commission file No.: 000-21415

Contacts:
Melissa Malley	Tanya Prather
First Virtual Communications	CUseeMe Networks
408.330.7315	603.886.9050 ext 359
mmalley@fvc.com	tprather@cuseeme.com

FIRST VIRTUAL COMMUNICATIONS AND CUSEEME NETWORKS ANNOUNCE MERGER

Combination Creates a Market Leader in Rich Media Communications, Capitalizes on
IP Video Expertise and Operational Synergies to Speed Time to Market and
Expand Global Presence

SANTA CLARA, California and NASHUA, New Hampshire - March 22, 2001 - First Virtual Communications, Inc. (Nasdaq: FVCX) and CUseeMe® Networks, Inc. (Nasdaq: CUSM) today announced that they have agreed to merge to create one of the market's leading rich media communications providers. The merged company will retain the name First Virtual Communications, Inc. and deliver integrated end-to-end solutions to enterprises and service providers worldwide. By merging both companies' expertise, the combined company will provide a broad range of integrated rich media communications solutions that run seamlessly across multiple network types, including IP, ISDN, ATM, PSTN, and DSL.

The transaction will be effected as a stock for stock merger and is subject to the approval of the stockholders of both companies and to customary closing conditions. First Virtual Communications will issue shares of its common stock representing approximately 47 percent of the combined company, at an exchange ratio of approximately 1.254. The transaction is expected to be completed in the second quarter of 2001. The combined company will be headquartered in Santa Clara, California.

"Video is the critical component that will drive the advancement of rich media communications and this merger brings together two leaders in IP videotelephony. We believe it gives us the critical mass to significantly expand our existing end-to-end rich media platform," said Ralph Ungermann, chairman and CEO of First Virtual Communications. "The merger combines the two crucial elements needed to deliver rich media communications, First Virtual's expertise in broadband rich media networking and CUseeMe Networks' state-of-the-art software-based visual collaboration technologies. As a result, we believe the merged company will be positioned to accelerate the delivery of the market's most robust rich media communications platform."

"By merging our resources and IP video experience, we believe the combined company will be able to pursue a larger market and realize greater opportunity than either company could anticipate on its own," said Killko Caballero, president and CEO of CUseeMe Networks. "Our strengths complement each other well, and our synergy in vision gives us a strong foundation from which we expect to provide market leading solutions to enhance existing forms of communication and make rich media communications more accessible and more broadly used than ever before."

Poised for Growth

With a total estimated market of $34 billion by 2004 and a compound annual growth rate of 53 percent, (according to FAC Equities at First Albany Corporation), rich media communications represents a very large opportunity and the merged company will endeavor for immediate, accelerated growth in this area.

Seven years of experience in broadband rich media communications have enabled First Virtual Communications to become industry leaders in video networking integration. Click to Meet™, First Virtual's flagship offering, enables end users to access video services, including video and audio telephony, data collaboration, and streaming, to create a truly interactive meeting through the desktop or room systems. CUseeMe Networks provides core software technologies that enable voice and visual communications over IP-based networks for B2B and B2C companies, consumers, and web developers. Moving forward, CUseeMe Networks' robust and flexible standard and Microsoft Exchange-based conference servers and web technologies will help lay the foundation for future combined product offerings.

Delivering Operational Efficiencies

By capitalizing on the synergies between First Virtual Communications and CUseeMe Networks, the combined company should be positioned to quickly gain traction in the marketplace. First Virtual Communications and CUseeMe Networks have been partners since 1999 and benefit from an outstanding record of working as a team.

The merger should also position the combined company to improve time to market, reduce costs, benefit from greater margin enhancements, and pursue a faster road to profitability. It is believed the combined engineering organization will be better positioned to deliver new product features and help the company meet overall market demand. The integrated sales force will have broader market coverage and its channels program will feature some of the world's leading integrators, including SBC, EDS, Ericsson, and Verizon. With global operations that include the US, Europe, and Asia, the combined company will have broader resources to support its world-class customer base of service providers and enterprises.

Ralph Ungermann will be executive chairman of the board of the combined company and Killko Caballero will be the new chief executive officer. Ungermann and Caballero will continue as CEOs of their respective companies until the merger is completed. Ungermann and Caballero form a natural alliance, resulting from Ungermann's visionary leadership in networking and Caballero's expertise in IP communications software development. Working as a team, they will continue their commitment to innovation, quality and customer satisfaction.

Conference Call to Discuss Merger

First Virtual and CUseeMe Networks will conduct a joint conference call to discuss the merger on Friday, March 23, 2001 at 9:00 a.m. E.T., 6:00 a.m. P.T. To participate, call (800) 982-3472 or (703) 871-0322 at least five minutes prior to the start of the call or visit www.fvc.com or www.cuseeme.com to listen to the conference call as it takes place. For those who are unable to participate, a replay of the call will be available for two weeks at (888) 266-2086 or (703) 925-2435, pass code: 5112703.

Greenbridge Partners LLC acted as the exclusive financial advisor to First Virtual Communications on this transaction.

About First Virtual Communications

First Virtual Communications, Inc. is a leader in rich media communications solutions, providing systems and services that enable system integrators and service providers to deliver an integrated suite

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of collaboration applications to its enterprise customers. First Virtual Communications also delivers solutions directly to corporate and public sector enterprises. The company's flagship product, Click to Meet™, is the industry's communications platform for high quality, face-to-face e-collaboration. It is designed to seamlessly integrate video and audio telephony, data collaboration, and streaming across IP, ISDN, DSL, and ATM networks. Click to Meet provides a high quality platform for delivering a new generation of video enabled B2B web applications for commerce, distance learning, telemedicine, federal and state governments, and the judiciary.

First Virtual Communications' strategic partners include Accord, Adaptive Broadband, Alcatel, British Telecommunications plc, China Telecom, Cisco Systems, Inc., CUseeMe Networks, EDS, Ezenia!, France Telecom, Ideal Technology Solutions, Nortel Networks, PictureTel, Polycom, Qwest Communications, SBC Communications Inc., Shanghai Telecom, Telstra, Verizon Communications, Wind, Zydacron and other leading companies worldwide. Further information about the company is available at http://www.fvc.com.

About CUseeMe Networks

CUseeMe Networks is a leading provider of innovative technologies that enable voice and visual communications over IP-based networks. CUseeMe Networks provides cost-effective, integrated end-to-end software solutions for large-scale deployments of video collaboration to enterprise desktops. With over a decade of IP-based communications experience, CUseeMe Networks is the pioneer in interactive voice, video, and data collaboration. Its award-winning technology facilitates standards-based collaborative communications, both one-on-one and in groups, over corporate intranets, virtual private networks (VPNs), and the open Internet. Products such as the CUseeMe Conference Server, a software-based multipoint control unit (MCU), and CUseeMe web, a flexible web-based desktop videoconferencing client technology, work hand-in-hand to provide maximum flexibility, seamless integration, and scalability, in combination with outstanding performance, reliability, and features. The company's desktop conferencing solutions can be integrated seamlessly into popular enterprise messaging and collaboration environments such as Microsoft Exchange. CUseeMe Networks partners with resellers, integrators and service providers to deploy its solutions worldwide. Information about CUseeMe Networks can be found on the web at http://www.cuseeme.com.

Safe Harbor for Forward-Looking Statements

    Except for the historical information contained herein, this news release contains forward-looking statements, including, without limitation, statements containing the words, "believes," "anticipates," "expects" and words of similar import, other statements about First Virtual Communications and CUseeMe Networks managements' future, expectations, beliefs, goals, plans and prospects, and statements regarding the likelihood and timing of the closing of the merger, the expected benefits and synergies of the merger, the ability of the combined company to successfully develop and supply products after the merger, and the future growth of the markets served by the companies. Such forward-looking statements have known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of First Virtual Communications, CUseeMe Networks, the combined company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: risks associated with difficulties in successfully integrating First Virtual Communications' and CUseeMe Networks' businesses and technologies; costs related to the merger; failure to obtain required stockholder or regulatory approvals of the merger; failure of the combined company to retain and hire key executives, technical personnel and other employees; difficulty of successfully managing a large organization; market acceptance of video technology; potential inability to maintain business relationships with telecommunications carriers, distributors and suppliers, rapid technological changes; competition in the video networking industry; consolidation and cost pressures in the video networking industry, and other risk factors referenced in First Virtual Communications' and CUseeMe

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Networks' public filings with the Securities and Exchange Commission, including the companies' respective reports on Form 10-Q for the quarter ended September 30, 2000. The forward-looking statements contained in this news release are made as of the date hereof and First Virtual Communications and CUseeMe Networks do not assume any obligation to update the reasons why actual results could differ materially from those projected in the forward-looking statements.

Important Information Will Be Filed With The SEC

    First Virtual plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction, and First Virtual and CUseeMe Networks expect to file with the SEC and mail their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and Joint Proxy Statement/Prospectus will contain important information about First Virtual and CUseeMe Networks, the transaction and related matters. investors and security holders are urged to read the Registration Statement and Joint Proxy Statement/Prospectus carefully when they are available.

    Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by First Virtual and CUseeMe Networks through the web site maintained by the SEC at www.sec.gov.

    In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from First Virtual by contacting Julia Oykhman at 408.330.7312 , or from CUseeMe Networks by contacting Raychel Marcotte at 603.886.0903 x415.

    First Virtual and CUseeMe Networks, and their respective directors, officers and certain members of their management and employees may be soliciting proxies from First Virtual's or CUseeMe Networks' stockholders in connection with the transaction. A description of any interests that First Virtual's or CUseeMe Networks' directors and executive officers have in the transaction and their security holdings will be available in the Registration Statement and the Joint Proxy Statement/Prospectus.

Where You Can Find More Information

Investors and security holders are urged to read the Proxy Statement/Prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. The Proxy Statement/Prospectus will be filed with the Securities and Exchange Commission by First Virtual Communications, Inc. and CUseeMe Networks, Inc. Investors and security holders may obtain a free copy of the Proxy Statement/Prospectus (when it is available) and other documents filed with the Commission at the Commission's web site at http://www.sec.gov. The Proxy Statement/Prospectus and these other documents may also be obtained for free from First Virtual Communications, Inc. and CUseeMe Networks, Inc.

First Virtual Communications, Inc. and CUseeMe Networks, Inc., and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of First Virtual Communications, Inc. and CUseeMe Networks, Inc. with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in First Virtual Communications, Inc.'s Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on March 30, 2000 and CUseeMe Networks, Inc.'s Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on March 28, 2000. These documents are available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from First Virtual Communications, Inc. and CUseeMe Networks, Inc.

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Where You Can Find More Information

Investors and security holders are urged to read the Proxy Statement/Prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. The Proxy Statement/Prospectus will be filed with the Securities and Exchange Commission by First Virtual Communications, Inc. and CUseeMe Networks, Inc. Investors and security holders may obtain a free copy of the Proxy Statement/Prospectus (when it is available) and other documents filed with the Commission at the Commission's web site at http://www.sec.gov. The Proxy Statement/Prospectus and these other documents may also be obtained for free from First Virtual Communications, Inc. and CUseeMe Networks, Inc.

First Virtual Communications, Inc. and CUseeMe Networks, Inc., and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of First Virtual Communications, Inc. and CUseeMe Networks, Inc. with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in First Virtual Communications, Inc.'s Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on March 30, 2000 and CUseeMe Networks, Inc.'s Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on March 28, 2000. These documents are available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from First Virtual Communications, Inc. and CUseeMe Networks, Inc.

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